Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. THIS DOCUMENT CONTAINS A PROPOSAL WHICH, IF IMPLEMENTED, WILL RESULT IN THE CANCELLATION OF THE LISTING OF REALM THERAPEUTICS PLC’S ADSs ON THE NASDAQ STOCK MARKET AND TERMINATION OF REALM THERAPEUTICS PLC’S ADS FACILITY. PART II (EXPLANATORY STATEMENT) OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 897 OF THE COMPANIES ACT 2006.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, attorney, solicitor, accountant or other independent professional adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 or, if you are in a territory outside the United Kingdom, is an appropriately authorised independent financial adviser.

If you sell, or have sold or otherwise transferred all of your Realm Shares or Realm ADSs, please send this document (but not any accompanying personalised documents) at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. If you have sold or otherwise transferred part of your holding of Realm Shares or Realm ADSs, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

If you have sold or otherwise transferred only part of your holding of Realm Shares or Realm ADSs, you should retain these documents. If you have recently purchased or otherwise acquired Realm Shares in certificated form, notwithstanding receipt of this document and any accompanying documents from the transferor, you should contact Realm’s share registrars, Equiniti, on the telephone number set out on page 3 of this document to obtain a personalised Form of Proxy.

The release, publication or distribution of this document and the accompanying documents in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions, and therefore persons into whose possession this document and any accompanying documents come should inform themselves about, and observe, any such restrictions. Any failure to comply with those restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by law, Realm and Essa disclaim any responsibility or liability for the violation of such restrictions by such persons.

Neither this document nor any of the accompanying documents is intended to, and does not, constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval pursuant to the Scheme or otherwise, in any jurisdiction in which such offer, invitation or solicitation is unlawful.

The accompanying Forms of Proxy are personalised. If you have recently purchased or been transferred Realm Shares you should contact Realm’s share registrar, Equiniti, on the telephone number set out on page 3 of this document to obtain replacements for these documents.

Holders of Realm ADSs will receive ADS proxy materials which will contain instructions on how to vote their Realm ADSs.

_____________________________________________________________________________________________

Recommended acquisition of

REALM THERAPEUTICS PLC

by

ESSA PHARMA INC.

to be effected by means of a

scheme of arrangement under Part 26 of

the Companies Act 2006

_____________________________________________________________________________________________

The New Essa Shares to be received by Realm Scheme Shareholders under the Scheme have not been registered under the U.S. Securities Act or under the securities laws of any state of the United States. It is intended that the New Essa Shares will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption. Under applicable U.S. securities laws, Realm Shareholders who are “affiliates” (as defined in Rule 405 under the U.S. Securities Act) of Realm or Essa prior to, or will be affiliates of Essa after, the Effective Date will be subject to certain transfer restrictions relating to the New Essa Shares received in connection with the Scheme. For additional information, see the description contained in paragraph 17(c) of Part II (Explanatory Statement – Additional information for U.S. Investors). Realm Scheme Shareholders who are subject to the securities laws of jurisdictions other than the United Kingdom and the United States should consult their advisors to determine what, if any, transfer restrictions apply to them.

Application has been made to the TSXV and Nasdaq to list the New Essa Shares on the TSXV and Nasdaq. Listing of the New Essa Shares is subject to TSXV and Nasdaq approval. It is a condition to closing of the Acquisition that the listing of the New Essa Shares has been conditionally approved by the TSXV (subject only to standard listing conditions) and that Nasdaq has not rejected or expressed any objection to the listing of the New Essa Shares.

Neither the transactions contemplated herein nor the securities to be issued or described herein have been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the transaction or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Realm Shareholders and Realm ADS Holders should read carefully the whole of this document and the accompanying Forms of Proxy (or, if applicable, the ADS Voting Instruction Card). Your attention is drawn to the letter from the Chairman of Realm in Part I (Letter from the Chairman of Realm Therapeutics plc) of this document, which contains the unanimous recommendation of the Realm Directors that you vote in favour of the Scheme at the Court Meeting and in favour of the Resolution to be proposed at the General Meeting. An explanatory statement explaining the Scheme in greater detail is set out in Part II (Explanatory Statement) of this document.

Notices of the Court Meeting and the General Meeting, both of which are to be held at the offices of Realm’s solicitors, Cooley (UK) LLP, at Dashwood, 69 Old Broad Street, London, EC2M 1QS on 24 June 2019, are set out at Part IX (Notice of Court Meeting) and Part X (Notice of General Meeting) of this document. The Court Meeting will start at 10.30 a.m. (or as soon thereafter as the Realm Annual General Meeting which is immediately preceding the Court Meeting has been concluded or adjourned) and the General Meeting will start at 10.40 a.m. (or as soon thereafter as the Court Meeting which is immediately preceding the General Meeting has been concluded or adjourned).

The action to be taken by Realm Shareholders in respect of the Court Meeting and General Meeting is set out on pages 11-13. Whether or not you intend to be present at the Court Meeting and/or the General Meeting, please complete and sign both Forms of Proxy accompanying this document, BLUE for the Court Meeting and YELLOW for the General Meeting, in accordance with the instructions set out in Part IX (Notice of Court Meeting) and Part X (Notice of General Meeting) and return them to Realm’s share registrar, Equiniti, as soon as possible, and in any event so as to be received by Equiniti at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom not later than 10.30 a.m. on 20 June 2019 in the case of the Court Meeting and not later than 10.40 a.m. on 20 June 2019 in the case of the General Meeting or, in the case of any adjournment, not later than 48 hours (excluding any part of a day that is not a Business Day) before the time fixed for the holding of the adjourned meeting. Alternatively, the Form of Proxy for the Court Meeting (but not the General Meeting) may be handed to the Chairman of the Court Meeting at the commencement of that meeting. Forms of Proxy returned by fax will not be accepted. You can also lodge your proxy vote online at www.shareview.co.uk, so as to be received not later than 48 hours before the relevant meeting. The return of a completed Form of Proxy, the electronic appointment of a proxy or the submission of a proxy via CREST will not prevent you from attending the Court Meeting and/or the General Meeting, or any adjournment thereof, and voting in person if you so wish and if you are entitled to do so. If you hold Realm ADSs and wish to vote in person at the Court Meeting or General Meeting, you must instruct the Realm Depositary to cancel your ADSs, subject to the terms and conditions of the governing Deposit Agreement, and deliver the Realm Shares to you or your nominee to ensure that you are registered as a shareholder prior to the deadline for voting at the Court Meeting and General Meeting, respectively.

Registered Realm ADS Holders are asked to complete and return their ADS Voting Instruction Cards in accordance with the instructions on the ADS Voting Instruction Card as soon as possible and, in any case, prior to the ADS voting deadline provided for therein. If you hold such Realm ADSs indirectly, you must rely on the procedures of the broker, bank or other nominee through which you hold your Realm ADSs.

If you hold your Realm Shares in uncertificated form through CREST, you may vote using the CREST Proxy Voting Service in accordance with the procedures set out in the CREST manual (please also refer to the accompanying notes to the Notice of the Realm General Meeting set out at the end of this document). Proxies submitted via CREST (under CREST participant ID RA19) must be received by Equiniti not later than 10.30 a.m. on 20 June 2019 in the case of the Court Meeting and not later than 10.40 a.m. on 20 June 2019 in the case of the General Meeting or, in the case of any adjournment, not later than 48 hours (excluding any part of a day that is not a working day) before the time fixed for the holding of the adjourned meeting.

This document (and any information incorporated into it by reference to another source) will be available, subject to any restrictions relating to persons resident in certain jurisdictions, on Realm’s website at www.realmtx.com promptly and in any event by no later than 12 noon on 29 May 2019.

You may request a hard copy of this document (and any information incorporated into it by reference to another source) by contacting Realm’s share registrars, Equiniti, at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA or between 8.30 a.m. and 5.30 p.m. Monday to Friday (except public holidays in England and Wales) on 0371 384 2050 (non-UK calls +44 121 415 0259) with an address to which the hard copy may be sent. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. Please note that Equiniti cannot provide any financial, legal or tax advice. You may also request that all future documents, announcements and information to be sent to you in relation to the Acquisition should be in hard copy form. If you have received this document via Realm’s website, hard copies of this document and any information incorporated by reference into this document will not be provided unless such a request is made.

The content of the websites referred to in this document is not incorporated into and does not form part of this document.

You should read the rest of this document and, if you are in any doubt as to the action you should take, consult an independent financial adviser authorised under the Financial Services and Markets Act 2000 (as amended). In making any investment decision you must rely on your own examination of the terms of the Scheme and the Acquisition, including the merits and risks involved. If you have any questions about this document, the Court Meeting or the General Meeting, or are in any doubt as to how to complete the Forms of Proxy, please call the Realm Shareholder helpline between 8.30 a.m. and 5.30 p.m. Monday to Friday (except public holidays in England and Wales) on 0371 384 2050 (non-UK callers +44 121 415 0259). The helpline cannot provide advice on the merits of the Acquisition or give any financial, legal or tax advice. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes.

All references to time in this document are to British Summer Time (BST), unless otherwise expressly specified.

This document is dated 29 May 2019 and is first being mailed to Realm Shareholders on or about 29 May 2019.

Capitalised words and phrases used in this document shall have the meanings given to them in Part VII (Definitions)

IMPORTANT NOTICES

This document has been prepared for the purposes of complying with English law and the information disclosed herein may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of any other jurisdiction, including those of the United States. Realm Shareholders and Realm ADS Holders in other jurisdictions should consult with their authorised advisors in connection with the matters described herein.

This document does not constitute a prospectus or prospectus-equivalent document.

The distribution of this document in jurisdictions other than the United Kingdom and the United States may be restricted by law, and therefore, persons into whose possession this document comes should inform themselves about, and should observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer or an invitation to purchase or subscribe for any securities, or a solicitation of an offer to buy any securities, pursuant to the document or otherwise, in any jurisdiction in which such offer or solicitation is unlawful.

Essa has made an application to the TSXV and Nasdaq for the New Essa Shares to be listed for trading. The decision on such listings is at the sole discretion of the TSXV and Nasdaq respectively. It is a condition to closing of the Acquisition that the listing of the New Essa Shares has been conditionally approved by the TSXV (subject only to standard listing conditions) and that Nasdaq has not rejected or expressed any objection to the listing of the New Essa Shares. It is expected that such listings will become effective and that dealings for normal settlement in the New Essa Shares will commence shortly after the Scheme becomes effective.

IF THE SCHEME BECOMES EFFECTIVE, YOU WILL BECOME A SHAREHOLDER IN ESSA, the common shares of which are currently listed on the TSXV and Nasdaq. Your attention is therefore drawn to the information in respect of Essa in this document. Realm Shareholders should read this document and other documents filed by Essa (whether in respect of the Acquisition or otherwise) carefully and in their entirety.

The statements contained herein are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date. Nothing contained in this document shall be deemed to be a forecast and service of this document shall not give rise to any implication that there has been no change in the facts set out in this document since such date. Nothing contained in this document shall be deemed to be a forecast, projection or estimate of: (i) the future financial performance; (ii) the future drug development plans and project timelines for the initiation and completion of preclinical studies and clinical trials; (iii) the potential for the result of ongoing preclinical or clinical trials; (iv) the potential market opportunities and value of drug candidates; or (v) other statements regarding future product development and regulatory strategies of Realm or Essa, except where otherwise expressly stated. Neither Realm nor Essa intends, or undertakes any obligation, to update information contained in this document, except as required by applicable law.

No person has been authorised to make any representations on behalf of Realm, the Realm Group, Essa or the Essa Group concerning the Acquisition or the Scheme which are inconsistent with the statements contained in this document and any such representations, if made, may not be relied upon as having been authorised.

WARNING REGARDING FORWARD-LOOKING STATEMENTS

All statements included in this document, other than statements or characterisations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 21E of the U.S. Exchange Act, other securities laws and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Whenever the document uses words such as, without limitation, “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “will,” “may,” “predict,” “could,” “seek,” “forecast” and negatives or derivatives of these or similar expressions, they are making forward-looking statements. Examples of such forward-looking statements include, but are not limited to, references to the anticipated benefits of the Acquisition, the anticipated effectiveness of the Acquisition and the timing thereof; statements concerning future drug development plans and projected timelines for the initiation and completion of preclinical and clinical trials of Essa; the potential for the results of ongoing preclinical studies or clinical trials and the efficacy of the drug candidates of Essa; the potential market opportunities and value of drug candidates; other statements regarding future product development and regulatory strategies, including with respect to specific indications; any statements regarding the future financial performance, results of operations or sufficiency of capital resources to fund its operating requirements; any statement regarding the listing of the New Essa Shares on the TSXV and Nasdaq; any statement regarding any financing to be undertaken by Essa; any statements regarding the filing of any Resale Registration Statement and the effectiveness thereof; and any other statements that are not statements of historical fact. These forward-looking statements are based upon Realm’s or, where relevant, Essa’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur.

Realm Shareholders are cautioned that any forward-looking statements are not guarantees of future performance and may involve significant risks and uncertainties, and that actual results may vary materially from those expressed or implied by these forward-looking statements. Important risk factors that may cause Realm’s or Essa’s actual results to differ materially from their forward-looking statements include, but are not limited to: (1) the Acquisition is subject to the satisfaction or waiver of certain conditions, including the receipt of requisite approvals by Realm Shareholders, and the sanction of the Scheme by the Court, which conditions may not be satisfied or waived; (2) uncertainties as to the timing of the consummation of the Acquisition and the ability of each party to consummate the Acquisition; (3) the risk that the Acquisition disrupts the parties’ current operations or affects their ability to retain or recruit key employees; (4) the possible diversion of management time on Acquisition-related issues; (5) potential litigation relating to the Acquisition; (6) unexpected costs, charges or expenses resulting from the Acquisition; (7) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Acquisition; (8) Essa may require substantial capital in the future to fund its operations and research and development; (9) Essa’s ability to continue to fund and successfully progress internal research and development efforts and to create effective, commercially-viable drugs; and (10) the fact that Essa’s compounds may not successfully complete pre-clinical or clinical testing, or be granted regulatory approval to be sold and marketed in the United States or elsewhere.

The information contained in Realm’s annual report for the year ending 31 December 2018 distributed to shareholders and its filings with the SEC, including in its annual report on Form 20-F for the year ended 31 December 2018, identifies other important factors that could cause actual results to differ materially from those stated in or implied by the forward-looking statements in this document. Realm’s filings with the SEC are available on the SEC’s website at www.sec.gov and its annual report previously distributed to shareholders is available at www.realmtx.com.

Forward-looking information in relation to Essa is based on assumptions about certain risks, uncertainties and other factors set out herein and in Essa’s Annual Report on Form 20-F dated 13 December 2018 under the heading “Risk Factors”, a copy of which is available on Essa’s profile on the SEDAR website at www.sedar.com, Essa’s profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on Essa’s SEDAR profile at www.sedar.com.

You should not place undue reliance upon forward looking statements. Except as required by law, Realm does not intend to update or change any forward looking statements as a result of new information, future events or otherwise.

INFORMATION FOR OVERSEAS REALM SHAREHOLDERS

The release, publication or distribution of this document in jurisdictions other than the United Kingdom and the United States may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom or the United States (including Restricted Jurisdictions) should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the United Kingdom or the United States or who are subject to the laws of another jurisdiction to vote their Realm Scheme Shares in respect of the Scheme at the Court Meeting, or to execute and deliver Forms of Proxy appointing another to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or to which they are subject. Any failure to comply with applicable legal or regulatory requirements of any jurisdiction may constitute a violation of securities laws in that jurisdiction. This document has been prepared for the purpose of complying with English and U.S. law and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom and the United States.

Copies of this document and any formal documentation relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction or any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Acquisition.

The availability of the New Essa Shares under the Acquisition to Realm Shareholders who are not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions in which they are resident (including affecting the ability of such Realm Shareholders to vote their Realm Shares with respect to the Scheme and the Acquisition at the Realm Shareholder Meetings, or to execute and deliver Forms of Proxy appointing another to vote at the Realm Shareholder Meetings on their behalf). Persons who are not resident in the United Kingdom or the United States or who are subject to the laws and/or regulations of another jurisdiction should inform themselves of, and should observe, any applicable requirements. Further details in relation to Overseas Shareholders are contained in paragraph 17 of Part II (Explanatory Statement) of this document.

NOTICE TO UNITED STATES REALM SHAREHOLDERS

THE SECURITIES ISSUABLE IN CONNECTION WITH THE SCHEME HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Acquisition relates to the acquisition of shares of an English company by a Canadian company and is proposed to be effected by means of a scheme of arrangement under English law. A transaction effected by means of a scheme of arrangement is not subject to any proxy solicitation rules under Section 14(a) of the U.S. Exchange Act, by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of U.S. proxy solicitation or tender offer rules.

The New Essa Shares to be issued under the Scheme have not been registered under the U.S. Securities Act, or with any securities regulatory authority or under the securities laws of any state or other jurisdiction of the United States. The New Essa Shares are expected to be issued in the United States in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption.

For the purposes of qualifying for the Section 3(a)(10) Exemption, Realm will, among other things, advise the Court through counsel that it will rely on the Section 3(a)(10) Exemption based on the Court's sanctioning of the Scheme following a hearing on the fairness of the terms and conditions of the Scheme to Realm Shareholders, at which hearing all such shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such shareholders.

The New Essa Shares generally should not be treated as “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and persons who receive New Essa Shares under the Scheme other than “affiliates” (as defined in Rule 405 under the U.S. Securities Act) of Realm or Essa prior to, or of Essa after, the Effective Date, may resell them without restriction under the U.S. Securities Act. For additional information, see the description contained in paragraph 17(c) of Part II (Explanatory Statement – Additional information for U.S Investors).

It may be difficult for Realm Shareholders to enforce their rights and claims arising out of the U.S. federal securities laws, since Essa and Realm are located in countries other than the United States, and some or all of their officers and directors and the experts named herein may be residents of countries other than the United States. Realm Shareholders in the United States may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment. As a result, it may be difficult or impossible for Realm Shareholders in the United States to effect service of process within the United States upon Realm or Essa, their respective officers or directors or the experts named herein, or to realise against them upon judgements of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, Realm Shareholders in the United States should not assume that the courts of the United Kingdom or Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

Realm Shareholders and Realm ADS Holders that are U.S. residents or citizens also should be aware that the Acquisition contemplated herein may have tax consequences to them in the United States. Realm Shareholders and Realm ADS Holders are urged to consult with legal, tax and financial advisers in connection with making a decision regarding the Acquisition.

PUBLICATION ON WEBSITE

A copy of this document, together with all information incorporated into this document by reference to another source, will be made available, subject to certain restrictions relating to persons resident in, or subject to the laws and/or regulations, of any Restricted Jurisdiction or resident in any jurisdiction where the extension or availability of the Acquisition would breach any applicable law, on Realm’s website, at www.realmtx.com, on the date following publication of this document. For the avoidance of doubt, neither the contents of such website nor the contents of any website accessible from hyperlinks on such website (or any other websites referred to in this document) are incorporated into, or form part of, this document.

ROUNDING

Certain figures included in this document have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetical aggregation of the figures that precede them.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of the opinion of Realm Scheme Shareholders. Therefore, whether or not you plan to attend the Realm Shareholder Meetings, please complete and sign both the enclosed BLUE and YELLOW Forms of Proxy, or deliver your voting instructions by one of the other methods mentioned below, as soon as possible.

Date

This document is published on 29 May 2019.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time/date(1)
Realm ADS Voting Record Time	5.00 p.m. (New York) on 30 May 2019
Latest time for receipt of ADS Voting Instruction Cards for the Realm Shareholder Meetings	10.00 a.m. (New York) on 17 June 2019
Latest Time for Realm ADS Holders to cancel out of the Realm ADS Programme and receive Realm Shares ahead of the Scheme Voting Record Time	10.00 a.m. (New York) on 18 June 2019
Latest time for lodging Forms of Proxy for use at the Court Meeting (BLUE Form of Proxy)	10.30 a.m. on 20 June 2019(2)
Latest time for lodging Forms of Proxy for use at the General Meeting (YELLOW Form of Proxy)	10.40 a.m. on 20 June 2019(3)
Scheme Voting Record Time	6.30 p.m. on 20 June 2019(4)
Court Meeting	10.30 a.m. on 24 June 2019(5)
General Meeting	10.40 a.m. on 24 June 2019(6)

The expected date of the Court Hearing to sanction the Scheme and each of the other dates and times set out below will depend, among other things, on the date on which the Conditions to the Scheme and the Acquisition are satisfied or, if capable of waiver, waived. They are accordingly presented as indicative and referable to the date on which those Conditions are satisfied or waived (as the case may be). Further details of the Conditions are set out in Part III (Conditions to and Further Terms of the Scheme and the Acquisition) of this document.

Realm will give notice of any updates or changes to the below dates and times, when known, by issuing an announcement through filing a form 6-K with the SEC and by making such announcement available on Realm’s website www.realmtx.com.

Event	Time/date(1)
Latest Time for Realm ADS Holders to cancel out of the Realm ADS Programme and receive Realm Shares ahead of the Scheme Record Time	10.00a.m. (New York) on 24 June 2019
Court Hearing to sanction the Scheme	27 June 2019
Last day of trading in Realm ADSs on Nasdaq	28 June 2019
Scheme Record Time	6.00 p.m. on 28 June 2019
Effective Date of the Scheme	2 July 2019 (7)
Issue of New Essa Shares	2 July 2019 (7)
Listing of New Essa Shares on TSXV and Nasdaq	2 July 2019 (7)
Suspension of trading in Realm ADSs on Nasdaq	by 8.00 a.m. on 3 July 2019 (7)
Cancellation of listing of Realm ADSs on Nasdaq	8 July 2019
New Essa Shares registered through the DRS	By 10 July 2019
Essa CDIs credited to CREST accounts (in respect of Realm Scheme Shares held in uncertificated form only)	By 10 July 2019
Crediting of New Essa Shares for Realm ADS Holders	By 10 July 2019
Despatch of statements of entitlement relating to New Essa Shares held through DRS (in respect of Realm Scheme Shares held in certificated form only) and payment of fractional entitlements	By 10 July 2019
Long Stop Date	31 July 2019(8)

______________

The Court Meeting and the General Meeting will each be held at the offices of Realm’s solicitors, Cooley (UK) LLP, at Dashwood, 69 Old Broad Street, London EC2M 1QS, at 10.30 a.m. and 10.40 a.m., respectively, on 24 June 2019.

Unless otherwise noted, all references in this timetable to times are to times in London.

(1)	These times and dates are indicative only and will depend, amongst other things, on the dates upon which: (i) the Conditions are satisfied or (where applicable) waived; (ii) the Court sanctions the Scheme; and (iii) a copy of the Court Order is delivered to the Registrar of Companies. Realm will give notice of any change(s) by issuing an announcement.

(2)	It is requested that blue Forms of Proxy for the Court Meeting be lodged not later than 10.30 a.m. on 20 June 2019 or, if the Court Meeting is adjourned, not later than 48 hours before the time appointed for the holding of the adjourned meeting. However, blue Forms of Proxy not so lodged may be handed to the Chairman of the Court Meeting before the start of the Court Meeting.

(3)	Yellow Forms of Proxy for the General Meeting must be lodged not later than 10.40 a.m. on 20 June 2019 in order to be valid or, if the General Meeting is adjourned, not later than 48 hours before the time appointed for the holding of the adjourned meeting. Yellow Forms of Proxy cannot be handed to the Chairman of the General Meeting at that meeting.

(4)	If either of the Court Meeting or the General Meeting is adjourned, the Scheme Voting Record Time for the relevant adjourned meeting will be 6.30 p.m. on the date 48 hours (excluding any part of a day that is not a working day) before the date set for the adjourned meeting.

(5)	To commence at 10.30 a.m. or, if later, immediately after the conclusion or adjournment of Realm’s 2019 Annual General Meeting.

(6)	To commence at 10.40 a.m. or, if later, immediately after the conclusion or adjournment of the Court Meeting.

(7)	These dates depend, among other things, on the date upon which the Court sanctions the Scheme and the date which the Court Order sanctioning the Scheme is delivered to and, if ordered by the Court, registered by, the Registrar of Companies.

(8)	This date may be extended to such date as Realm and Essa may agree and the Court (if required) may allow.

ACTION TO BE TAKEN

The Court Meeting and the General Meeting will be held at the offices of Realm’s solicitors, Cooley (UK) LLP at Dashwood, 69 Old Broad Street, London EC2M 1QS on 24 June 2019 at 10.30 a.m. (or as soon thereafter as the Realm Annual General Meeting which is immediately preceding the Court Meeting has been concluded or adjourned) and 10.40 a.m. (or as soon thereafter as the Court Meeting has been concluded or adjourned) respectively. In respect of the Court Meeting, you are entitled to one vote for each Realm Scheme Share that you hold as at the Scheme Voting Record Time. In respect of the General Meeting, you are entitled to one vote for each Realm Share that you hold as at the Scheme Voting Record Time. As at 24 May 2019 (being the last practicable date prior to the publication of this document), there were 116,561,917 Realm Shares issued and outstanding.

Whether or not you plan to attend the Realm Shareholder Meetings, if you are a Realm Shareholder, please:

•	complete and return the BLUE Form of Proxy (for the Court Meeting); and

•	complete and return the YELLOW Form of Proxy (for the General Meeting),

so that they are received no later than 10.30 a.m. on 20 June 2019 (in the case of the BLUE Form of Proxy for the Court Meeting) or 10.40 a.m. on 20 June 2019 (in the case of the YELLOW Form of Proxy for the General Meeting). Your vote will be cast as specified on the applicable Form of Proxy.

Alternatively, BLUE Forms of Proxy (but NOT YELLOW Forms of Proxy) may be handed to a representative of Equiniti, on behalf of the Chairman of the Court Meeting, at the venue of the Court Meeting or the Chairman of the Court Meeting before the start of the Court Meeting on 24 June 2019. In the case of the General Meeting, unless the YELLOW Form of Proxy is returned by the time and date mentioned in the instructions printed thereon, it will be invalid.

The completion and return of the Forms of Proxy will not prevent eligible Realm Shareholders from attending and voting at the Court Meeting or the General Meeting, or any adjournment thereof, in person.

Realm Shareholders who hold Realm Shares in CREST may appoint a proxy or proxies through the CREST Electronic Proxy Appointment Service using the procedures described in the CREST Manual.

Realm Shareholders who prefer to register the appointment of their proxy electronically via the internet can do so through www.shareview.co.uk using their shareholder reference number found on their Form of Proxy and following the online instructions. Further details in relation to electronic appointment of proxies are set out on pages 47-48 of this document.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of opinion of the Realm Scheme Shareholders. You are therefore strongly urged to sign the Forms of Proxy and return them by post, during normal business hours only, to Equiniti at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom, as soon as possible and, in any event, so as to be received by Equiniti prior to the deadlines set out above, or in the case of an adjourned meeting, not less than 48 hours prior to the time and date set for the adjourned meeting.

If you are a Realm Shareholder, your attention is drawn to the regime for the appointment of proxies set out in the notes to the forms of proxy and the notes set out in the Notice of Court Meeting and the Notice of the General Meeting, including in respect of the appointment of multiple proxies.

Realm Shareholder Helpline

If you have any queries relating to this document or the completion and return of the Forms of Proxy, please call the Realm Shareholder Helpline at 0371 384 2050. Lines are open Monday to Friday (except public holidays in England and Wales) between 8.30 a.m. and 5.30 p.m.

Realm ADS Holders who have any questions should contact the Realm Depositary using the contact details provided on the ADS Voting Instruction Card provided to you or found at www.citi.com/dr. If you hold Realm ADSs indirectly, you should contact the bank, broker, financial institution or administrator through which you hold Realm ADSs.

Calls will be charged at the standard geographic rate and will vary by provider. International calls will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. Please note that the Realm Shareholder Helpline operators cannot provide advice on the merits of the Scheme or the Acquisition or give any financial, legal, investment or tax advice.

Please check you have received the following with this document:

All Realm Shareholders:

•	a BLUE Form of Proxy for use in respect of the Court Meeting on 24 June 2019; and

•	a YELLOW Form of Proxy for use in respect of the General Meeting on 24 June 2019.

If you have not received these documents, please contact Realm’s share registrar, Equiniti, on the Realm Shareholder Helpline referred to on page 11 of this document, or your broker, bank or other nominee.

All Realm ADS Holders:

•	an ADS Voting Instruction Card; and

•	the Notice of Court Meeting and General Meeting document issued by the Realm Depositary.

If you hold your Realm ADSs indirectly and have not received these documents, please contact your broker, bank, financial institution or administrator through which you hold Realm ADSs.

Registered holders of Realm ADSs who have not received these documents should please contact the Realm Depositary’s ADS shareholder services at +1-877-248-4237.

Shareholder Proposals

Under English law, except as provided below, there is no general right for a shareholder of a U.K. public limited company to put items on the agenda of a general meeting (save for the annual general meeting) that has been convened by directors. English law provides that shareholders holding not less than 5 per cent. of Realm’s paid up share capital carrying voting rights may requisition the Realm Board to convene a general meeting and may require resolutions to be put before a general meeting they have convened.

If you hold Realm Shares indirectly, you must rely on the procedures of the bank, broker, financial institution, share plan administrator or share plan nominee or other securities intermediary through which you hold Realm Shares. You should contact such intermediary for further instructions on how you can instruct that intermediary to vote on your behalf at the Realm Shareholder Meetings and the date by which you must provide such instructions to the intermediary.

If the Scheme becomes Effective, it will be binding on all Realm Scheme Shareholders, including any Realm Shareholders who did not vote to approve the Scheme or who voted against the Scheme at the Court Meeting or against the Resolution at the General Meeting.

No “appraisal” rights

No Realm Shareholders or Realm ADS Holders will have “appraisal” or “dissenters” rights or otherwise have any right to seek an appraisal of the Realm Shares.

Realm ADS Holders

Realm ADS Holders will not be entitled to attend the Court Meeting or General Meeting in person. Instead, Realm will instruct that the Realm Depositary delivers to Realm ADS Holders as of the Realm ADS Voting Record Time a notice of (or notices for) the Court Meeting and the General Meeting, and Realm ADS Holders as of the Realm ADS Voting Record Time will have the right to instruct the Realm Depositary how to vote the Realm Shares underlying the Realm ADSs with respect to the resolutions relating to the Scheme at the Realm Shareholder Meetings, subject to and in accordance with the terms of the Deposit Agreement, a copy of which is available free of charge at the SEC’s website at www.sec.gov or by directing a request to Realm’s contact for enquiries identified on page 11.

Shareholders, including ADS Holders, who hold their Realm Shares in the name of a broker, bank or other nominee should follow the voting instructions provided by such nominee to ensure that their Realm Shares represented by their Realm ADSs (as applicable) are represented at the Court Meeting and the General Meeting.

Realm ADS Holders should also refer to paragraph 15 of Part II (Explanatory Statement) of this document.

Realm ADS Holders who have any questions should contact the Realm Depositary using the contact details provided on the ADS Voting Instruction Card provided to you. If you hold Realm ADSs indirectly, you should contact the bank, broker, financial institution or administrator through which you hold Realm ADSs.

PART I
LETTER FROM THE CHAIRMAN OF REALM THERAPEUTICS PLC

(incorporated in England and Wales with registered number 05789798)

Directors:	Registered office

Charles Spicer (Chairman)

Alex Martin (Chief Executive Officer)

Marella Thorell (Chief Financial Officer & Chief Operating Officer)

Joseph William Birkett

Balkrishan (Simba) Gill, PhD

Ivan Gergel, MD

Sanford (Sandy) Zweifach

Cannon Place 78 Cannon Street London EC4N 6AF

29 May 2019

To all Realm Shareholders and, for information only, to all persons with information rights

Dear Shareholder

RECOMMENDED ACQUISITION

of

REALM THERAPEUTICS PLC

by

ESSA PHARMA INC.

1.	Introduction

On 16 May 2019, Realm and Essa announced that they had agreed to the terms of a recommended Acquisition of Realm pursuant to which Essa, a public company incorporated under the laws of British Columbia, Canada, whose common shares are traded on Nasdaq and the TSXV, will acquire the entire issued share capital of Realm. The Acquisition is to be effected by means of a scheme of arrangement under Part 26 of the Companies Act 2006, which requires the approval of Realm Shareholders and the sanction of the Court. The Acquisition remains subject to the terms and conditions set out in Part III (Conditions to and Further Terms of the Scheme and the Acquisition) of this document.

I am writing to you on behalf of the Realm Board to explain the background to and set out a summary of the terms and conditions of the Acquisition, to explain why the Realm Directors consider the terms of the Acquisition to be fair and reasonable and why the Realm Directors unanimously recommend that you vote in favour of the Scheme at the Court Meeting and in favour of the Resolution at the General Meeting, both of which will be held on 24 June 2019 and to encourage you to vote at the Realm Shareholder Meetings. The Court Meeting will start at 10.30 a.m. (or as soon thereafter as the Realm Annual General Meeting which is immediately preceding the Court Meeting has concluded or been adjourned) and the General Meeting will start at 10.40 a.m. (or as soon thereafter as the Court Meeting has concluded or has been adjourned).

This letter also explains the actions you are now asked to take. Further details of the Scheme are set out in Part II (Explanatory Statement) of this document.

2.	Summary of the terms of the Acquisition

The Acquisition is to be effected by way of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act 2006, which requires the approval of Realm Scheme Shareholders at the Court Meeting, the passing of the Resolution at the General Meeting and the sanction of the Court.

Under the Acquisition, which is subject to the Conditions and further terms set out in Part III (Conditions to and Further Terms of the Scheme and the Acquisition) of this document, Realm Scheme Shareholders on the register of members at the Scheme Record Time will be entitled to receive a fraction of a New Essa Share for every 1 Realm Share held (the “Exchange Ratio”).

The Exchange Ratio will be calculated on the basis of the Realm Net Cash Amount as at the Effective Date which will be set out in a statement to be prepared by Realm and agreed between Realm and Essa (or, if Realm and Essa do not agree, subject to expert determination in accordance with the procedure set out in the Implementation Agreement) prior to the Court Hearing.

Subject to the provisos set out below, the number of New Essa Shares to be issued to Realm Scheme Shareholders shall be an amount equal to 105% of the Realm Net Cash Amount divided by US$3.189, being the VWAP of the Essa Shares on Nasdaq for the 60 trading days prior to entry into the Implementation Agreement. The Exchange Ratio shall be determined by dividing the resulting number of New Essa Shares by 116,561,917, being the number of Realm Shares currently in issue.

The calculation of the number of New Essa Shares and the Exchange Ratio is subject to the following:

•	Realm and Essa have agreed that the maximum number of New Essa Shares that can be issued as consideration pursuant to the Scheme is 7,933,301 New Essa Shares.

•	In addition, if the Realm Net Cash Amount is less than US$19,500,000, and Essa elects to waive the condition that the Realm Net Cash Amount will be at least US$19,500,000 on the Effective Date set out in paragraph B of Part A of Part III (Conditions to and Further Terms of the Scheme and the Acquisition) and proceed with the sanction of the Scheme, there will be no downwards adjustment and the number of New Essa Shares and the Exchange Ratio shall be calculated on the basis that the Realm Net Cash Amount is US$19,500,000.

By way of illustration, if the Realm Net Cash Amount is US$20,500,000 (which is the estimated Realm Net Cash Amount), the number of New Essa Shares to be issued would be 6,749,608 and the Exchange Ratio would be 0.05791 of a New Essa Share for each 1 Realm Share (or 1.4476 New Essa Shares for each 1 Realm ADS representing 25 Realm Shares) subject to the Scheme. In addition:

•	The minimum number of New Essa Shares that could be issued under the Scheme would be 6,420,359 and the maximum number of New Essa Shares that could be issued under the Scheme would be 7,933,301.

•	The Exchange Ratio will be within a range of 0.055081 of a New Essa Share for every 1 Realm Share (if the Realm Net Cash Amount is US$19,500,000 (or below US$19,500,000 and Essa elects to waive the condition set out in paragraph B of Part A of Part III (Conditions to and Further Terms of the Scheme and the Acquisition)) and 0.068061 of a New Essa Share for every 1 Realm Share if the maximum number of New Essa Shares are to be issued under the Scheme.

The final Exchange Ratio will be applied to the holding of each Realm Scheme Shareholder after the date of the Court Hearing and immediately prior to the Scheme becoming Effective with the resulting number of New Essa Shares to be issued to each Realm Scheme Shareholder being rounded down to the nearest whole number.

Subject to rounding down as described in the paragraph above, the Acquisition, based on the Closing Price per Essa Share on the last practicable date prior to publication of this document (being 24 May 2019) of US$2.60, values the entire issued share capital of Realm at:

•	if the minimum number of New Essa Shares are issued, US$16,692,933;

•	if the Realm Net Cash Amount is equal to US$20,500,000 (which is the estimated Realm Net Cash Amount), such that 6,749,608 New Essa Shares are issued, US$17,548,980; and

•	if the maximum number of New Essa Shares are issued, US$20,626,582.

The Realm Shares will be acquired by Essa with full title guarantee, fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing at Effective Date or thereafter attaching thereto, including (without limitation) the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after the Effective Date in respect of the Realm Shares.

Approval of the Scheme, subject to satisfaction or (where applicable) waiver of the Conditions, and based on the Exchange Ratio set out above is expected to result in the issue of between 6,420,359 and 7,933,301 New Essa Shares (subject to rounding down and paying such fractional entitlements in cash as further described in paragraph 14(d) of Part II (Explanatory Statement)). Following completion of the Acquisition, Realm Shareholders are expected to own between 44.6 per cent. (if the minimum number of New Essa Shares are issued) and 49.9 per cent. (if the maximum number of New Essa Shares are issued) of the issued share capital of Essa (assuming no additional Essa Shares are issued, other than in respect of the exercise of the Pre-Funded Warrants, after the date of this document). The New Essa Shares will be issued as fully paid and will rank equally in all respects with the existing Essa Shares, including the right to receive any dividends and/or other distributions declared or paid on Essa Shares by reference to a record date falling after the Effective Date. The New Essa Shares will trade under the same ISIN as all other Essa Shares.

Application has been made to the TSXV and Nasdaq to list the New Essa Shares on the TSXV and on Nasdaq. It is a condition to closing of the Acquisition that the listing of the New Essa Shares has been conditionally approved by the TSXV (subject only to standard listing conditions) and that Nasdaq has not rejected or expressed any objection to the listing of the New Essa Shares. However, there can be no assurance that Essa will be successful in obtaining such listings.

The Acquisition remains subject to the Conditions and further terms set out in full in Part III (Conditions to and Further Terms of the Scheme and the Acquisition) of this document.

The Scheme is conditional, amongst other things, upon:

(i)	it becoming Effective by the Long Stop Date, failing which it will lapse;

(ii)	its approval by a majority in number of the Realm Scheme Shareholders, representing not less than 75 per cent. in value of the Realm Scheme Shares held by those Realm Scheme Shareholders, present and voting, either in person or by proxy, at the Court Meeting or at any adjournment thereof on or before 16 July 2019 (or such later date as may be agreed between Essa and Realm and as the Court may allow);

(iii)	the passing of the Resolution by the requisite majority at the General Meeting to be held on or before 16 July 2019 (or such later date as may be agreed between Essa and Realm and as the Court may allow); and

(iv)	the sanction by the Court on or before the date immediately preceding the Long Stop Date (or such later date as may be agreed between Essa and Realm and as the Court may allow) and the delivery of a copy of the Court Order to the Registrar of Companies.

At this stage, subject to the approval and availability of the Court (which is subject to change), and subject to the satisfaction (or, where applicable, waiver) of the Conditions, Essa expects that the Acquisition will become Effective by mid-2019, and no earlier than 30 June 2019.

3.	Background to, and reasons for, Realm’s strategic review and resulting Acquisition recommendation

Following the results of two clinical trials in 2018 and the decision to suspend further clinical development of all programmes, in September 2018 Realm announced the commencement of a process to explore strategic alternatives for Realm, which might have included, without limitation, the sale of some or substantially all of its assets, a sale of stock, a strategic merger or other business combination transaction or other transaction between Realm and a third party. Realm retained MTS Health Partners, L.P. to act as an advisor to the Board of Directors in certain aspects of the strategic review process.

On 15 February 2019, Realm announced that it had agreed to sell substantially all of its non-cash assets, which comprised its Vashe® wound care royalty stream, hypochlorous acid (“HOCl”) related equipment, intellectual property (including know-how, patents and copyrights), program records, and certain assigned contracts and intellectual property licenses to Urgo North America for gross proceeds of US$10 million, bolstering cash resources available for a strategic transaction. Realm also announced its intention to delist its ordinary shares from admission to trading on AIM and adopt an Investing Policy.

The disposal, AIM delisting and Investing Policy adoption were approved by a significant majority of Realm Shareholders at the general meeting held on 15 March 2019. The AIM delisting was effective on 27 March 2019 and the asset disposal completed on 28 March 2019.

The Investing Policy required Realm to seek to invest in, partner with, acquire and/or be acquired by companies with meaningful development potential in the life sciences sector or with good overall business prospects; or, if a suitable transaction is not identified, Realm would consider winding down and distributing the remaining assets to shareholders, following satisfaction of applicable obligations.

Following an extensive strategic review process and discussions with a range of parties on a variety of potential strategic transactions, the Realm Directors determined that the proposal from Essa was the most attractive due to several factors including the acquisition terms, the opportunity for potential value creation and likelihood of completion (as further described in paragraph 5 of this Part I (Letter from the Chairman of Realm Therapeutics plc)). The Realm Directors considered, among other factors, that the Acquisition would allow Realm Shareholders to continue investing in a company with meaningful development potential in the life sciences sector. The Realm Board also determined that the transaction with Essa was more favourable to Realm Shareholders than a wind-down and distribution of the remaining assets, after satisfaction of all applicable obligations, to the Realm Shareholders.

Following completion of due diligence on Essa and negotiation of the Implementation Agreement (as further described in paragraph 5 of this Part I (Letter from the Chairman of Realm Therapeutics plc)), the Realm Board now considers that the Acquisition is in the best interests of the Realm Shareholders and accordingly entered into the Implementation Agreement on 15 May 2019.

4.	Realm Board recommendation

For the reasons set out in this document, the Realm Directors, who consulted with MTS Health Partners, L.P. as to the financial terms of the Acquisition, consider such terms to be fair and reasonable. In evaluating the financial terms of the Acquisition, the Realm Directors have taken into account publicly available information compiled by MTS Health Partners, L.P. regarding the financial position and public market valuation of Essa and the public market valuation of other companies in similar stages of development as Essa with a focus on oncology (as further described in paragraph 5 of this Part I (Letter from the Chairman of Realm Therapeutics plc)). This analysis demonstrates that the Acquisition provides Realm Shareholders with the opportunity to acquire a significant ownership stake in Essa, at an attractive price, compared to Essa stock’s trading history, and that the market value of Essa, when benchmarked to comparable companies, appears significantly undervalued.

Accordingly, the Realm Directors believe that the terms of the Acquisition, including the terms of the Implementation Agreement, are fair and reasonable and that proceeding with the Acquisition is in the best interests of the Realm Shareholders and unanimously recommend that Realm Shareholders vote in favour of the Scheme at the Court Meeting and the Resolution to be proposed at the General Meeting, as those Realm Directors who hold Realm Shares and/or Realm ADSs have irrevocably undertaken to do in respect of their own holdings of, in aggregate, 572,045 Realm Shares (representing approximately 0.49 per cent. of the issued ordinary share capital of Realm on 24 May 2019 (being the last practicable date prior to the publication of this document)).

5.	Reasons for the Realm Board recommendation

In evaluating the Implementation Agreement and the Acquisition, the Realm Board consulted with MTS Health Partners, L.P. and Realm’s solicitors, Cooley (UK) LLP. In the course of making the determination that the Implementation Agreement and the Acquisition are fair and reasonable and are in the best interests of the Realm Shareholders, and to recommend that Realm Shareholders vote in favour of the Scheme at the Court Meeting and the Resolution to be proposed at the General Meeting, the Realm Board considered numerous reasons, including the following material considerations:

•	Strategic alternatives. Through Realm’s strategic review process, the Realm Board considered the potential benefits of a wide range of alternative strategic transactions, including business combinations, acquisitions, reverse mergers and licensing arrangements, with many other potential counterparties over a period of several months and considered several factors including the terms on which such a transaction might be achieved. Realm retained MTS Health Partners, L.P. to serve as the financial advisor to the Realm Board in certain aspects of the process, including identifying and evaluating transactions and companies. The Realm Board considered several different proposals with potential counterparties and had advanced discussions with certain parties in respect of a potential transaction. The Realm Board considered that: (i) it had completed a broad outreach to other strategic counterparties through the term sheet stage; (ii) it had advanced discussions with a number of potential counterparties with support from its financial advisor, MTS Health Partners, L.P.; (iii) Essa offered the best overall value for Realm’s equity in light of all aspects of the transaction; and (iv) subject to the payment of a break fee and presenting terms sufficiently superior to those agreed with Essa such that they would constitute a “superior proposal” under the terms of the Implementation Agreement, should any potential counterparty be interested in pursuing a transaction on terms more favourable to Realm Shareholders than those contemplated by the Implementation Agreement, such counterparty would be able to pursue such a transaction despite Essa and Realm having entered into the Implementation Agreement.

•	Attractiveness and certainty of Exchange Ratio and Essa trading history

As more fully described in paragraph 2 of this Part I (Letter from the Chairman of Realm Therapeutics plc), Realm Scheme Shareholders on the register of members at the Scheme Record Time will be entitled to receive a fraction of a New Essa Share for every 1 Realm Share held. The Exchange Ratio will be calculated on the basis of the Realm Net Cash Amount as at the Effective Date which will be set out in a statement to be prepared by Realm and agreed between Realm and Essa (or, if Realm and Essa do not agree, subject to expert determination in accordance with the procedure set out in the Implementation Agreement) prior to the Court Hearing. Subject to certain provisions detailed in paragraph 2 of this Part I (Letter from the Chairman of Realm Therapeutics plc), the number of New Essa Shares to be issued to Realm Scheme Shareholders shall be an amount equal to 105% of the Realm Net Cash Amount divided by US$3.189, being the VWAP per share of the Essa Shares on Nasdaq for the 60 trading days prior to entry into the Implementation Agreement (the “60-day VWAP”). The Exchange Ratio shall be determined by dividing the resulting number of New Essa Shares by 116,561,917, being the number of Realm Shares currently in issue.

The period over which the VWAP would be measured was a significant point of negotiation with Essa, given the volatility of its share price during the period that Realm was negotiating the transaction with Essa. In agreeing to use the 60-day VWAP as the basis for the price at which the New Essa Shares would be issued, the Realm Directors considered a number of factors including: the historical trading price of the Essa Shares, the volume of trading in the Essa Shares driving the volatility, the market value of other companies deemed to be comparables, the objective of giving certainty to Realm Shareholders as to the price to be used in the computation of New Essa Shares to be issued, and the projected post-Acquisition ownership of Essa by Realm Shareholders. On the basis that all of Essa’s outstanding Pre-Funded Warrants are exercised prior to completion of the Acquisition and assuming that the final Realm Net Cash Amount is equal to the estimated Realm Net Cash Amount of US$20,500,000, Realm Shareholders will own approximately 46% of the outstanding share capital of Essa as at the Effective Date. Acquisition of a large ownership block of a publicly traded company typically occurs at a premium to market value, since if such demand were to be aggregated in the public marketplace, the price of the acquired security would likely increase due to limited supply at any given time.

The chart below, compiled by MTS Health Partners, L.P., shows Essa’s share price performance for the last twelve months preceding the date at which the 60-day VWAP was set (i.e. the date prior to execution of the Implementation Agreement). Potential reasons for Essa’s share price during this period include low trading volume, possibly due to the illiquidity of the stock and its small-cap nature, and the market belief that incremental financing would be necessary in order for Essa to achieve its next significant milestone. Additionally, the VWAP for the 12 months prior to the transaction was US$3.55, which is significantly higher than the 60-day VWAP that Realm has agreed to value the New Essa Shares. The Realm Directors believe, given all of these factors, that the period over which the VWAP was measured was reasonable and fair.

Essa share price performance last twelve months to 14 May 2019

Source: Nasdaq.

•	Valuation of Essa. The Realm Board evaluated the relative valuation of Essa compared to comparable publicly traded companies and merger and acquisition transactions involving other publicly traded companies, focused in oncology, at a similar stage of development to Essa, which were identified in consultation with MTS Health Partners, L.P. With the assistance of MTS Health Partners, L.P., the Realm Board considered the public market value of the selected comparators to Essa’s public market value (on a per share basis) and considered the value of selected merger and acquisition transactions for companies deemed to be comparable to Essa. The results, as detailed below, demonstrate that in comparison to these selected benchmarks, Essa’s current market valuation is significantly lower than that of these peer companies, leading the Realm Board to conclude that there is potential opportunity for value creation for Realm Shareholders as a result of the Acquisition.

•	As described above, the chart below reflects a range of benchmarks for Essa based on three different methodologies:

•	the blue bar shows the per share equity value of Essa based on the 52-week share price range of US$1.87 to US$4.69 per Essa Share; the 60-day VWAP is in the middle of this range;

•	the purple bar shows the per share equity value based on publicly traded comparables, which the Realm Board believes suggests that Essa is under-valued relative to its publicly traded peers. The publicly traded comparables selected were preclinical and early phase I oncology small molecule and biologics companies, being Synthorx, Inc., Arvinas, Inc., Gritstone Oncology, Inc., Sutro Biopharma, Inc., Compugen Ltd. and Surface Oncology, Inc (such trading comparables further broken down in Chart B below); and

•	the green bar shows the per share equity value based on the up-front values paid in selected merger and acquisition transactions involving comparable companies, which the Realm Board believes suggests potential upside for Essa’s valuation (such transaction comparables further broken down in Chart C below). The transactions selected all involved preclinical and early phase I oncology small molecule and biologics companies.

Chart A – Per share equity valuation of Essa vs. trading and M&A comparables

Notes:

(1) Essa’s per share equity value is computed based on 6.311 million common shares outstanding plus 1.654 million shares issuable upon exercise of Pre-Funded Warrants for the trading and M&A comparable. Essa’s per share equity value for the 52-week range is computed based on 6.311 million common shares outstanding.

(2) Please see Chart B below for a breakout of the companies that comprise the trading comparables.

(3) Please see Chart C below for a breakout of the deals that comprise the transaction comparables.

Sources: Capital IQ, Evaluate Pharma, Biomedtracker, Company websites and Company filings, as at 8 May 2019.

Chart B – Preclinical and early phase I oncology small molecule and biologics comparable companies

Sources: Capital IQ, Evaluate Pharma, Biomedtracker, Company websites and Company filings, as at 8 May 2019.

Chart C – Preclinical and early phase I oncology small molecule and biologics comparable transactions

Sources: Capital IQ, Evaluate Pharma, Biomedtracker, Company websites and Company filings, as at 8 May 2019.

•	Future prospects of Essa. The Realm Board considered the future prospects of Essa as summarised in paragraph 8 of this Part I (Letter from the Chairman of Realm Therapeutics plc).

•	Shareholder views. The Realm Board considered the input of certain shareholders who together hold a majority of the issued share capital of Realm and their support of the Investing Policy and of the Realm Board identifying a company in the life sciences sector which may represent an opportunity to create future value.

•	Negotiation process. The Realm Board considered the fact that the terms of the Acquisition were the result of robust negotiations conducted by Realm with the knowledge and at the direction of the Realm Board and with the assistance of independent financial and legal advisors. The Realm Board also considered the enhancements that Realm and its advisors were able to obtain as a result of robust negotiations with Essa, and the inclusion of provisions in the Implementation Agreement that increase the likelihood of completing the Acquisition.

•	Likelihood of completion. The Realm Board also considered the likelihood that the Acquisition would be completed based on, among other things (not in any relative order of importance):

•	the fact that there are not expected to be significant antitrust or other regulatory impediments;

•	the fact that Essa is an established public company;

•	the business reputation, capabilities and financial condition of Essa and the Realm Board’s perception that Essa is willing and able to devote the resources necessary to complete the Acquisition in an expeditious manner; and

•	the availability of the remedy of specific performance to Realm under the Implementation Agreement, in the event of breaches by Essa.

•	Terms of the Implementation Agreement. The Realm Board considered the terms and conditions of the Implementation Agreement, including:

•	the right of Realm, under certain circumstances and subject to certain conditions, to furnish non-public information to, and to participate in discussions with, third parties in response to certain proposals relating to alternative acquisition transactions;

•	the right of the Realm Board, under certain circumstances and subject to certain conditions, to withdraw or modify its recommendation in favor of the Acquisition, or to terminate the Implementation Agreement, if the Realm Board determines, in good faith, after consultation with outside counsel and financial advisors, that Realm has received an alternative acquisition proposal that constitutes a superior proposal; and

•	the conditions to the completion of the Acquisition, including the fact that the completion of the Acquisition is conditioned upon a vote of at least 75 per cent. in value and a majority in number of the Realm Shareholders at the Court Meeting, which vote would demonstrate strong support by Realm Shareholders for the Acquisition.

•	Irrevocable Undertakings. The Realm Board also considered the Irrevocable Undertakings Essa received from each of the Realm Directors who hold Realm Shares and/or Realm ADSs in respect of their entire beneficial holdings, amounting to 572,045 Realm Shares, representing approximately 0.49 per cent. of the issued share capital of Realm, and from BVF Partners LP, OrbiMed Private Investments VI, LP, Oracle Management Limited and Sussex Trading Company Limited in respect of their entire beneficial holdings, amounting to 59,840,201 Realm Shares, representing approximately 51.34 per cent. of the issued share capital of Realm. Pursuant to the Irrevocable Undertakings, each of the Realm Directors who hold Realm Shares and/or Realm ADSs and BVF Partners LP, OrbiMed Private Investments VI, LP, Oracle Management Limited and Sussex Trading Company Limited have agreed to vote in favour of the Acquisition, demonstrating substantial support for the Acquisition from Realm Directors and Realm Shareholders.

In reaching its determinations and its recommendations that Realm Shareholders vote in favour of the Acquisition, the Realm Board contemplated the following potentially negative and/or restrictive considerations:

•	Non-solicitation covenant. The Realm Board considered that the Implementation Agreement imposes restrictions on Realm’s solicitation of acquisition proposals from third parties and requires Realm to provide Essa with an opportunity to propose adjustments to the Implementation Agreement prior to Realm being able to terminate the Implementation Agreement and accept a superior proposal (as defined in the Implementation Agreement), although the Realm Board believes this would not preclude another potential acquiror from submitting a proposal to acquire Realm. The Realm Board also considered that a superior proposal must be a proposal for 80 per cent. or more of the voting power and economic rights or all or substantially all of Realm’s assets, which proposal the Realm Board has determined, in good faith, after consultation with its outside counsel and financial advisors, (i) would result in greater value to Realm Shareholders from a financial point of view than the Acquisition, including a price per Realm Share with a value greater than 10 per cent. above the Consideration, and (ii) that is reasonably likely to be completed relative to the Acquisition.

•	Risks the Acquisition may not be completed. Although Realm expects that the Acquisition will be completed, there can be no assurance that all conditions to the parties’ obligations will be satisfied. The Realm Board considered the risks that (i) conditions to the parties’ obligations to complete the Acquisition may not be satisfied, (ii) completion may be unduly delayed or (iii) the Acquisition may not otherwise be completed despite the parties’ efforts. The Realm Board also considered the potential resulting disruptions to Realm’s business in the event the Acquisition is not completed, including the diversion of management and employee attention, employee attrition and the potential effect on the trading price of the Realm ADSs.

•	Transaction costs. Significant costs have been incurred in connection with negotiating and entering into the Implementation Agreement and will continue to be incurred in connection with completing the Acquisition.

•	Alternative winding-down. The Realm Board considered the overall opportunity for shareholder valuation creation which may be delivered by the Acquisition as compared to the cost, timing and value recovery which a winding down and liquidation of Realm may deliver for Realm Shareholders. A liquidation, including a solvent liquidation, can involve a lengthy process whereby a liquidator disposes of all assets of the company, evaluates the company’s actual liabilities and contingent liabilities and then ensures that the company’s creditors are satisfied prior to distributing any surplus proceeds to the company’s shareholders. In respect of potential contingent liabilities, Realm has completed three divestitures in the last five years; the sale of PuriCore International Limited in 2014, the sale of the Supermarket Retail business in 2016 and the sale of the legacy assets to Urgo North America in 2019. Each of these transactions involved Realm providing certain representations and warranties, which, while they have not given rise to any claims thus far, could still be subject to claims. While the Realm Board is not aware of any liabilities arising out of such transactions, a liquidator would be required to estimate the quantum of contingent liabilities arising from these transactions (if any) and settle these prior to returning funds to Realm Shareholders.

•	Potential conflicts of interest. The Realm Board considered the potential conflict of interest created by the fact that Realm’s executive officers and directors have financial interests in the transactions contemplated by the Implementation Agreement, which may be different from or in addition to those of other shareholders, as more fully described in the section entitled “Interests of Realm Non-Employee Directors and Executive Officers” in paragraph 4 of Part V (Additional Information).

The foregoing discussion of the reasons considered by the Realm Board is not intended to be exhaustive, but rather includes the principal reasons considered by the Realm Board. The Realm Board collectively reached the conclusion to approve the Implementation Agreement, the Acquisition and the other transactions contemplated by the Implementation Agreement in light of the various reasons described above and other reasons that the members of the Realm Board believed were appropriate. The Realm Board did not assign relative weights to the foregoing reasons or otherwise determine that any one reason was of greater or lesser importance. Rather, the Realm Board viewed its positions and recommendation as being based on the totality of information presented to, and considered by, the Realm Board, including its consultation with its financial advisor, MTS Health Partners, L.P. In considering the reasons discussed above, individual directors may have given different weights to different reasons.

6.	Irrevocable undertakings to vote in favour of the Scheme

In addition to the irrevocable undertakings to vote or procure votes in favour of the resolution that Essa has obtained from those Realm Directors who hold Realm Shares and/or Realm ADSs, Essa has also received irrevocable undertakings from BVF Partners LP, OrbiMed Private Investments VI, LP, Oracle Management Limited and Sussex Trading Company Limited, each Realm Shareholders, to vote or procure votes in favour of the resolutions relating to the Scheme at the Realm Shareholder Meetings in respect of their entire beneficial holdings, amounting to 59,840,201 Realm Shares, in aggregate, representing approximately 51.34 per cent. of the issued ordinary share capital of Realm as at 24 May 2019 (being the last practicable date prior to the publication of this document).

Further details of these Irrevocable Undertakings are set out in paragraph 7 of Part V (Additional Information) of this document.

7.	Essa’s strategic plan for Realm

The Realm Board understands that Essa sees the Acquisition as a transaction to access the remaining cash resources of Realm in order to further advance Essa’s aniten program of N-terminal domain inhibitors of the androgen receptor. The Acquisition, which is intended by the Essa Board to be supplemented by an equity financing involving insiders of Essa and other investors at a later date, is anticipated by the Essa Board to deliver sufficient financial resources to Essa to achieve multiple value-inflection points and key near-term objectives in the coming two years including: first, completion of a Phase 1 clinical trial for its lead program EPI-7386 in patients with advanced prostate cancer progressing on the latest generation of anti-androgens; second, generation of proof of concept clinical data from a Phase 1 trial for EPI-7386 in combination with those same anti-androgens in prostate cancer patients; and third, further advance Essa’s early preclinical pipeline of novel anitens for other indications including the potential treatment of breast cancer.

Background on prostate cancer

Essa reported in its announcement dated 10 May 2019 relating to its financial results for the fiscal second quarter ended 31 March 2019, that prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2018). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, metastatic CPRC (“mCRPC”), and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, Essa's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Potential equity financing

Pursuant to the Implementation Agreement, save with Realm’s written consent (not to be unreasonably withheld, conditioned or delayed), any equity financing transaction of Essa prior to the Effective Date cannot be on terms which, when taken as a whole, can reasonably be considered to be more economically favourable to the investors than those on which the New Essa Shares are to be issued to Realm Scheme Shareholders.

Realm management and employees

The Realm Board understands that the Essa Board intends that Realm will be wound up shortly after the completion of the Acquisition. All remaining directors of Realm have agreed to resign. Essa intends to accept the resignations of the Realm Directors with immediate effect on the Effective Date and appoint replacement Realm Directors for the purposes of implementing an orderly wind-up process after the Effective Date. Following the Effective Date, there will be no employees of Realm remaining and any outstanding severance obligations are accounted for in the Realm Net Cash Amount which will form the basis of the Exchange Ratio.

Under the terms of the Implementation Agreement, two Essa Directors will resign from the Essa Board within one Business Day of the Effective Date, the size of the Essa Board will be increased from eight to nine, and three nominees of Realm (to be identified by Realm and approved by Essa prior to the Effective Date) will be appointed as Essa Directors.

8.	Essa’s current trading and prospects

The latest annual financial statements reported for Essa were for the year ended 30 September 2018 and the six months ended 31 March 2019, excerpts of which are provided below. Unless otherwise stated, the results identified below relate to the year ended 30 September 2018.

Business overview

Essa is focused on the development of small molecule drugs for the treatment of prostate cancer. Essa has acquired a license to certain patents (the “NTD Technology”) which were the joint property of the British Columbia Cancer Agency and the University of British Columbia. As at 31 March 2019, no products are in commercial production or use. Since September 2017, Essa has been focused on preclinical development of its next-generation compounds, and in March 2019 announced the selection of EPI-7386 as a final Investigational New Drug (“IND”) candidate. Prior to that, Essa’s primary activity was the Phase I clinical development of clinical candidate EPI-506, which was discontinued on 11 September 2017, at which time a corporate restructuring was implemented which included a decrease in headcount and reduction of operational expenditures related to the clinical program. This allowed Essa to focus resources on the preclinical development of its next-generation aniten compounds.

In January 2018, Essa completed a financing of US$26,040,000 in gross proceeds. Since then, Essa’s management has been seeking sources of additional financing which would assure continuation of Essa’s operations and research programs.

Effective 25 April 2018, Essa consolidated its issued and outstanding common shares on the basis of one post-consolidation share for 20 pre-consolidation shares. Unless otherwise stated, all share and per share amounts have been restated retrospectively to reflect this share consolidation.

Since 2017 Essa has been working on the preclinical development of next-generation aniten compounds. On 28 March 2019, Essa announced the nomination of EPI-7386 as the lead clinical candidate for the treatment of mCRPC. Essa presented posters at the 2019 Genitourinary Cancers Symposium (ASCO-GU) and also at the American Association for Cancer Research (AACR) Annual Meeting supporting the choice to develop EPI-7386. EPI-7386 is a novel drug candidate that inhibits the N-terminal domain of the androgen receptor. Through this novel mechanism of action, EPI-7386 displays activity in vitro in numerous prostate cancer models including models where current antiandrogen therapies are inactive. Preclinical data shows EPI-7386 is significantly more potent, metabolically stable and more effective than the prior clinical candidate, EPI-506. In addition, EPI-7386 has demonstrated a favourable tolerability profile in all animal studies of the compound conducted to date. Through 2019, Essa will be progressing IND-enabling studies and expect to enter clinical studies with EPI-7386 in the first calendar quarter of 2020.

Going concern

Essa’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) assuming that Essa will continue on a going-concern basis. Essa has incurred losses and negative operating cash flows since inception. Essa incurred a net loss of US$11,629,440 during the fiscal year ended 30 September 2018 (US$6,140,554 during the six months ended 31 March 2019) and has an accumulated deficit of US$44,369,086 at fiscal year-end 30 September 2018 (US$50,509,640 at 31 March 2019). The ability of Essa to continue as a going concern in the long-term depends upon its ability to develop profitable operations and to continue to raise adequate financing.  As at 31 March 2019, Essa has not advanced its research into a commercially viable product. Essa’s continuation as a going concern is dependent upon the successful development of its NTD Technology to a commercial standard. These matters indicate the existence of material uncertainties that raises substantial doubt about Essa’s ability to continue as a going concern.

Long-term debt

On 18 November 2016, SVB entered into a US$10,000,000 capital term loan facility agreement (“SVB Term Loan”) with Essa. As at 30 September 2018, Essa had drawn down US$8,000,000 from the SVB Term Loan. The option to draw an additional US$2,000,000 lapsed on 31 July 2017.

The SVB Term Loan bears an interest rate of the Wall Street Journal Prime Rate (“WSJ Prime Rate”) plus 3% per annum and will mature on 1 September 2020. The SVB Term Loan requires a final payment of 8.6% of the amount advanced (“Final Payment”), due upon the earlier of the maturity or termination of the SVB Term Loan. Essa was required to make interest only payments until 31 December 2017. The SVB Term Loan contains a voluntary prepayment option whereby the principal amount can be prepaid in whole, or in part, for a fixed fee if a prepayment is made on or before the second anniversary of the SVB Term Loan, which has now passed.

The SVB Term Loan is secured by a perfected first priority lien on all of Essa’s assets, with a negative pledge on the Essa’s intellectual property. The SVB Term Loan is subject to standard events of default, including default in the event of a material adverse change. SVB may declare Essa to be in breach of the agreement in the event of a material adverse change, which has been defined to include a material impairment in Essa’s assets acting as collateral under the SVB Term Loan, a material adverse change in the business, operations, or condition (financial or otherwise) of Essa, or a material impairment of the prospect of repayment of any portion of its debt obligations. There are no financial covenants under the SVB Term Loan. In connection with the US$8,000,000 draw, Essa granted an aggregate of 7,477 warrants to SVB and Life Sciences Loans II LLC, exercisable at a price of US$42.80 per warrant for a period of seven years until 18 November 2023, with an initial fair value of US$167,022, which has been recognised as a derivative liability in Essa’s financial statements. Essa incurred total additional transaction costs of US$220,898 related to the SVB Term Loan and First Amendment. The transaction costs and Final Payment are being amortised into profit and loss over the estimated term of the facility, being the legal term, at an effective interest rate of 12.15% (2017 - 12.07%).

Capital management

Essa considers its capital to include working capital, long-term debt and the components of shareholders’ equity. Essa monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, Essa may issue new equity if available on favorable terms. Future financings are dependent on market conditions and the ability to identify sources of investment. There can be no assurance Essa will be able to raise funds in the future.

Post-period events

Essa did not complete any financings during the six months ended 31 March 2019.

On 1 October 2018, Essa issued 535,000 common shares to Omega Fund IV, L.P. upon the exercise of 535,000 pre-funded warrants originally issued in an equity financing in January 2018. On 18 October 2018, Dr. Otello Stampacchia of Omega Fund Management, LLC, was appointed to the board of directors of Essa; concurrently, Essa granted 12,000 stock options, exercisable at US$3.58 per share for a period of ten years, to Dr. Stampacchia in relation to his appointment. On 8 February 2019, Essa granted a total of 238,000 stock options to directors, officers, employees and consultants, exercisable at either C$5.06 or US$3.81 for a period of 10 years.

Cash position

As at 31 March 2019, Essa had working capital of US$5,371,772 (September 30, 2018 - US$12,252,309). Operational activities during the six months ended 31 March 2019 were financed mainly by proceeds from the financing completed in January 2018. At 31 March 2019, Essa had available cash reserves of US$8,597,639 (30 September 2018 - US$14,829,144) and accounts receivable of US$243,660 (30 September 2018 - US$297,349) related primarily to the final CPRIT grant payment and GST input tax credits, to settle current liabilities of US$3,732,578 (30 September 2018 - US$3,344,338). Essa believes that it will require additional funds to satisfy its obligations as they become due and execute its planned expenditures through the fiscal 2019 year, including the funding of a Phase 1 clinical study of a next-generation Aniten compound and to meet obligations under the SVB Term Loan.

Cash used in operating activities for the six months ended 31 March 2019 was US$4,605,736 (2018 - US$5,178,018). Working capital items provided cash of US$511,301 (2018 - US$415,242 cash generated).

Cash used in financing activities for the six months ended 31 March 2019 was US$1,605,376 (2018 - US$22,910,566), including US$1,378,145 (2018 - US$657,340) and US$227,231 (2018 - US$291,959) in principal and interest paid in relation to the SVB Term Loan. In the six months ended 31 March 2018, Essa received US$26,040,000 in gross proceeds received from the January 2018 financing, offset by US$2,180,135 in share issuance costs.

Essa does not currently generate revenue. Future cash requirements may vary materially from those expected due to a number of factors, including the costs associated with preclinical activities as well as possible unanticipated costs resulting from strategic opportunities that may arise in the future. As a result, it will be necessary for Essa to raise additional funds in the future. These funds may come from sources such as entering into strategic collaboration arrangements, the issuance of shares from treasury, or alternative sources of financing; however, there can be no assurance that Essa will successfully raise the funds necessary to continue the preclinical development of its next-generation Anitens targeting the AR NTD and for its other operational activities.

9.	Essa dividend policy

The New Essa Shares to be issued under the Scheme will be issued and allotted with full title guarantee, credited as fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing at the date of issue of the New Essa Shares or thereafter attaching thereto, including (without limitation) the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital made on or after the Effective Date in respect of the Essa Shares and otherwise shall rank pari passu with the issued Essa Shares.

Essa has never declared or paid any dividends on its securities. The Realm Board understands that the Essa Board does not have any present intention to pay cash dividends on its common shares and it does not anticipate paying any cash dividends on its common shares in the foreseeable future. The Realm Board understands that the Essa Board currently intends to invest Essa’s future earnings, if any, to fund its growth. However, any future determination as to the declaration and payment of dividends will be at the discretion of Essa’s Board and will depend on its financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors its board of directors may deem relevant.

10.	The Scheme and the Realm Shareholder Meetings

It is intended that the Acquisition will be implemented by way of a Court-sanctioned scheme of arrangement between Realm and the Realm Scheme Shareholders, made under Part 26 of the Companies Act 2006. The procedure involves, amongst other things, an application by Realm to the Court to sanction the Scheme, in consideration for which the Realm Scheme Shareholders will receive the Consideration. The purpose of the Scheme is to provide for Essa to become the owner of the entire issued share capital of Realm.

The Scheme will only become Effective if, amongst other things, the following events occur on or before the Long Stop Date:

•	a resolution to approve the Scheme is passed by a majority in number representing not less than 75 per cent. in value of Realm Scheme Shareholders, present and voting, whether in person or by proxy, at the Court Meeting;

•	the Resolution is passed by the requisite majority of Realm Shareholders at the General Meeting;

•	the Scheme is sanctioned (with or subject to any modification, addition or condition which Realm and Essa may agree and which the Court approves) by the Court;

•	a copy of the Court Order is delivered to the Registrar of Companies; and

•	all other Conditions to the Acquisition are either fulfilled or (if capable of waiver) waived.

The Court Meeting and the General Meeting are scheduled to be held on 24 June 2019.

Upon the Scheme becoming Effective: (i) it will be binding on all Realm Scheme Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the General Meeting (and if they attended and voted, whether or not they voted in favour); and (ii) share certificates in respect of Realm Shares will cease to be valid and entitlements to Realm Shares held within the CREST system will be cancelled.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of opinion of the Realm Scheme Shareholders. You are therefore urged to complete and return your Forms of Proxy, make an electronic appointment of a proxy or submit a proxy vote via CREST as soon as possible.

If the Scheme does not become Effective by the Long Stop Date, it will lapse and the Acquisition will not proceed (unless extended with the agreement of Essa, Realm and, if required, the approval of the Court).

The Scheme will be governed by English law and will be subject to the jurisdiction of the courts of England and Wales. The Scheme is not subject to U.S. law.

Further details of the Scheme and the Realm Shareholder Meetings are set out in paragraph 10 of Part II (Explanatory Statement) of this document.

11.	Realm ADSs

Realm ADS Holders should refer to paragraph 15 of Part II (Explanatory Statement) of this document.

12.	Essa and the Essa Shares

If the Scheme becomes Effective, you will become a shareholder in Essa. The Essa Shares currently issued and existing are admitted to trading on the TSXV and Nasdaq. Application has been made to the TSXV and Nasdaq to list the New Essa Shares on the TSXV and Nasdaq. It is a condition to closing of the Acquisition that the listing of the New Essa Shares has been conditionally approved by the TSXV (subject only to standard listing conditions) and that Nasdaq has not rejected or expressed any objection to the listing of the New Essa Shares. Your attention is drawn paragraphs 6 and 8 of Part II (Explanatory Statement) which contain summary information relating to Essa and important information in respect of becoming a shareholder in Essa.

13.	Delisting and re-registration

Prior to the Scheme becoming Effective, a request will be made by Realm to Nasdaq to suspend trading of, and de-list, the Realm ADSs on Nasdaq, to take effect on, or shortly after, the Effective Date. As of the Effective Date, the Realm ADS facility will be terminated. Subsequently, the Realm ADSs and Realm Shares will be deregistered under the U.S. Exchange Act.

As soon as practicable after the Effective Date and after the termination of the Realm ADS facility and the cancellation of the listing and admission to trading of the Realm ADSs on Nasdaq, Realm will be re-registered as a private limited company under the relevant provisions of the Companies Act 2006.

14.	United Kingdom and United States taxation

A summary of certain United Kingdom and United States taxation consequences of the implementation of the Scheme for certain Realm Shareholders is set out in paragraph 6 of Part V (Additional Information) of this document.

That summary does not constitute tax advice and does not purport to be a full analysis of all potential United Kingdom and United States tax consequences of the Acquisition. Realm Shareholders who are in any doubt about their taxation position, or who are subject to taxation in a jurisdiction outside of the United Kingdom and the United States, are strongly advised to contact an appropriate independent professional adviser immediately.

15.	Overseas Shareholders

Overseas Shareholders should refer to paragraph 17 of Part II (Explanatory Statement) of this document for further details.

16.	Actions to be taken

Your attention is drawn to paragraph 19 of Part II (Explanatory Statement) of this document, which explains the actions you should take in relation to the Acquisition and the Scheme.

17.	Further information

Your attention is drawn to Part II (Explanatory Statement) of this document (being the Explanatory Statement made in compliance with section 897 of the Companies Act 2006), which gives further details about the Acquisition and the terms of the Scheme that are set out in full at the end of this document. Please note that reading the information in Part II (Explanatory Statement) is not a substitute for reading the remainder of this document.

You are advised to read the whole of this document and not just to rely on the summary information in this letter.

Your attention is further drawn to the information contained in Part III (Conditions to and Further Terms of the Scheme and the Acquisition), Part V (Additional Information), Part VIII (The Scheme of Arrangement) and to the expected timetable of principal events set out on page 9 of this document.

18.	Recommendation

For the reasons set out in this document, the Realm Directors consider the terms of the Acquisition to be fair and reasonable.

Accordingly, the Realm Directors believe that the terms of the Acquisition, including the terms of the Implementation Agreement, are fair and reasonable and that proceeding with the Acquisition is in the best interests of the Realm Shareholders, and unanimously recommend that Realm Scheme Shareholders vote in favour of the Scheme at the Court Meeting and the Resolution to be proposed at the General Meeting, as they have irrevocably undertaken to do in respect of their own holdings of, in aggregate, 572,045 Realm Shares (representing approximately 0.49 per cent. of the issued ordinary share capital of Realm on 24 May 2019 (being the last practicable date prior to the publication of this document)).

Yours faithfully,

Charles Spicer

Chairman

PART II
EXPLANATORY STATEMENT

(in compliance with section 897 of the Companies Act 2006)

29 May 2019

RECOMMENDED ACQUISITION OF

REALM THERAPEUTICS PLC BY ESSA PHARMA INC.

1.	Introduction

On 16 May 2019, Realm and Essa announced that they had agreed to the terms of a recommended Acquisition of Realm pursuant to which Essa, a public company incorporated under the laws of British Columbia, Canada, will acquire the entire issued share capital of Realm. The Acquisition is to be effected by means of a scheme of arrangement under Part 26 of the Companies Act 2006, which requires the approval of Realm Shareholders and the sanction of the Court. The Acquisition remains subject to the terms and conditions set out in Part III (Conditions to and Further Terms of the Scheme and the Acquisition) of this document.

Your attention is drawn to the letter from the Chairman of Realm, Charles Spicer, set out in Part I (Letter from the Chairman of Realm Therapeutics plc) of this document, which forms part of this Explanatory Statement. That letter contains, amongst other things, information on the background to and reasons for the unanimous recommendation by the Realm Board to Realm Shareholders to vote in favour of the resolutions to approve and implement the Acquisition to be proposed at the Realm Shareholder Meetings.

Your attention is also drawn to the information contained in Part III (Conditions to and Further Terms of the Scheme and the Acquisition) and Part V (Additional Information) of this document. The Scheme is set out in full in Part VIII (The Scheme of Arrangement) at the end of this document.

Realm retained MTS Health Partners, L.P., which acted as an advisor to the Realm Board in connection with the proposed Acquisition. The purpose of this Explanatory Statement is to explain the terms of the Acquisition and to provide you with other relevant information.

Realm Shareholders should read the whole of this document before deciding whether or not to vote in favour of the Scheme at the Court Meeting and the Resolution to be proposed at the General Meeting.

2.	Summary of the terms of the Acquisition

The Acquisition is to be effected by way of a scheme of arrangement under Part 26 of the Companies Act 2006, which requires the approval of relevant Realm Shareholders at the Court Meeting and at the Realm General Meeting and the sanction of the Court.

Under the Acquisition, which is subject to the Conditions and further terms set out in Part III (Conditions to and Further Terms of the Scheme and the Acquisition) of this document, Realm Scheme Shareholders on the register of members at the Scheme Record Time will be entitled to receive a fraction of a New Essa Share for every 1 Realm Share held (the “Exchange Ratio”).

The Exchange Ratio will be calculated on the basis of the Realm Net Cash Amount as at the Effective Date which will be set out in a statement to be prepared by Realm and agreed between Realm and Essa (or, if Realm and Essa do not agree, subject to expert determination in accordance with the procedure set out in the Implementation Agreement) prior to the Court Hearing.

Subject to the provisos set out below, the number of New Essa Shares to be issued to Realm Scheme Shareholders shall be an amount equal to 105% of the Realm Net Cash Amount divided by US$3.189, being the VWAP of the Essa Shares on Nasdaq for the 60 trading days prior to entry into the Implementation Agreement. The Exchange Ratio shall be determined by dividing the resulting number of New Essa Shares by 116,561,917, being the number of Realm Shares currently in issue.

The calculation of the number of New Essa Shares and the Exchange Ratio is subject to the following:

•	Realm and Essa have agreed that the maximum number of New Essa Shares that can be issued as consideration pursuant to the Scheme is 7,933,301 New Essa Shares.

•	In addition, if the Realm Net Cash Amount is less than US$19,500,000, and Essa elects to waive the condition that the Realm Net Cash Amount will be at least US$19,500,000 on the Effective Date set out in paragraph B of Part A of Part III (Conditions to and Further Terms of the Scheme and the Acquisition) and proceed with the sanction of the Scheme, there will be no downwards adjustment and the number of New Essa Shares and the Exchange Ratio shall be calculated on the basis that the Realm Net Cash Amount is US$19,500,000.

By way of illustration, if the Realm Net Cash Amount is US$20,500,000 (which is the estimated Realm Net Cash Amount), the number of New Essa Shares to be issued would be 6,749,608 and the Exchange Ratio would be 0.05791 of a New Essa Share for each 1 Realm Share (or 1.4476 New Essa Shares for each 1 Realm ADS representing 25 Realm Shares) subject to the Scheme. In addition:

•	The minimum number of New Essa Shares that could be issued under the Scheme would be 6,420,359 and the maximum number of New Essa Shares that could be issued under the Scheme would be 7,933,301.

•	The Exchange Ratio will be within a range of 0.055081 of a New Essa Share for every 1 Realm Share (if the Realm Net Cash Amount is US$19,500,000 (or below US$19,500,000 and Essa elects to waive the condition set out in paragraph B of Part A of Part III (Conditions to and Further Terms of the Scheme and the Acquisition)) and 0.068061 of a New Essa Share for every 1 Realm Share if the maximum number of New Essa Shares are to be issued under the Scheme.

The final Exchange Ratio will be applied to the holding of each Realm Scheme Shareholder after the date of the Court Hearing and immediately prior to the Scheme becoming Effective with the resulting number of New Essa Shares to be issued to each Realm Scheme Shareholder being rounded down to the nearest whole number.

Subject to rounding down as described in the paragraph above, the Acquisition, based on the Closing Price per Essa Share on the last practicable date prior to publication of this document (being 24 May 2019) of US$2.60, values the entire issued share capital of Realm at:

•	if the minimum number of New Essa Shares are issued, US$16,692,933;

•	if the Realm Net Cash Amount is equal to US$20,500,000 (which is the estimated Realm Net Cash Amount) such that 6,749,608 New Essa Shares are issued, US$17,548,980 ; and

•	if the maximum number of New Essa Shares are issued, US$20,626,582 .

The Realm Shares will be acquired by Essa with full title guarantee, fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing at the Effective Date or thereafter attaching thereto, including (without limitation) the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after the Effective Date in respect of the Realm Shares.

Approval of the Scheme, subject to satisfaction or (where applicable) waiver of the Conditions, and based on the Exchange Ratio set out above is expected to result in the issue of between 6,420,359 and 7,933,301 New Essa Shares (subject to rounding down and paying such fractional entitlements in cash as further described in paragraph 14(d) of this Part II). Following completion of the Acquisition, Realm Shareholders are expected to own between 44.6 per cent. (if the minimum number of New Essa Shares are issued) and 49.9 per cent. (if the maximum number of New Essa Shares are issued) of the issued share capital of Essa (assuming no additional Essa Shares are issued, other than in respect of the exercise of the Pre-Funded Warrants, after the date of this document). The New Essa Shares will be issued as fully paid and will rank equally in all respects with the existing Essa Shares, including the right to receive any dividends and/or other distributions declared or paid on Essa Shares by reference to a record date falling after the Effective Date. The New Essa Shares will trade under the same ISIN as all other Essa Shares.

Application has been made to the TSXV and Nasdaq to list the New Essa Shares on the TSXV and on Nasdaq. It is a condition to closing of the Acquisition that the listing of the New Essa Shares has been conditionally approved by the TSXV (subject only to standard listing conditions) and that Nasdaq has not rejected or expressed any objection to the listing of the New Essa Shares. However there can be no assurance that Essa will be successful in obtaining such listings.

The Acquisition remains subject to the Conditions and further terms set out in full in Part III (Conditions to and Further Terms of the Scheme and the Acquisition) of this document.

The Scheme is conditional, amongst other things, upon:

(i)	it becoming Effective by the Long Stop Date, failing which it will lapse;

(ii)	its approval by a majority in number of the Realm Scheme Shareholders, representing not less than 75 per cent. in value of the Realm Scheme Shares held by those Realm Scheme Shareholders, present and voting, either in person or by proxy, at the Court Meeting or at any adjournment thereof on or before 16 July 2019 (or such later date as may be agreed between Essa and Realm and as the Court may allow);

(iii)	the passing of the Resolution by the requisite majority at the General Meeting to be held on or before 16 July 2019 (or such later date as may be agreed between Essa and Realm and as the Court may allow); and

(iv)	the sanction by the Court on or before the date immediately preceding the Long Stop Date (or such later date as may be agreed between Essa and Realm and as the Court may allow) and the delivery of a copy of the Court Order to the Registrar of Companies.

At this stage, subject to the approval and availability of the Court (which is subject to change), and subject to the satisfaction (or, where applicable, waiver) of the Conditions, Essa expects that the Acquisition will become Effective by mid-2019, and no earlier than 30 June 2019.

3.	Background to, and reasons for, Realm’s strategic review and resulting Acquisition recommendation

Following the results of two clinical trials in 2018 and the decision to suspend further clinical development of all programmes, in September 2018 Realm announced the commencement of a process to explore strategic alternatives for Realm, which might have included, without limitation, the sale of some or substantially all of its assets, a sale of stock, a strategic merger or other business combination transaction or other transaction between Realm and a third party. Realm retained MTS Health Partners, L.P. to act as an advisor to the Board of Directors in certain aspects of the strategic review process.

On 15 February 2019, Realm announced that it had agreed to sell substantially all of its non-cash assets, which comprised its Vashe® wound care royalty stream, hypochlorous acid (“HOCl”) related equipment, intellectual property (including know-how, patents and copyrights), program records, and certain assigned contracts and intellectual property licenses to Urgo North America for gross proceeds of US$10 million, bolstering cash resources available for a strategic transaction. Realm also announced its intention to delist its ordinary shares from admission to trading on AIM and adopt an Investing Policy.

The disposal, AIM delisting and Investing Policy adoption were approved by a significant majority of Realm Shareholders at the general meeting held on 15 March 2019. The AIM delisting was effective on 27 March 2019 and the asset disposal completed on 28 March 2019.

The Investing Policy required Realm to seek to invest in, partner with, acquire and/or be acquired by companies with meaningful development potential in the life sciences sector or with good overall business prospects; or, if a suitable transaction is not identified, Realm would consider winding down and distributing the remaining assets to shareholders, following satisfaction of applicable obligations.

Following an extensive strategic review process and discussions with a range of parties on a variety of potential strategic transactions, the Realm Directors determined that the proposal from Essa was the most attractive due to several factors including the acquisition terms, the opportunity for potential value creation and likelihood of completion (as further described in paragraph 5 of Part I (Letter from the Chairman of Realm Therapeutics plc)). The Realm Directors considered, among other factors, that the Acquisition would allow Realm Shareholders to continue investing in a company with meaningful development potential in the life sciences sector. The Realm Board also determined that the transaction with Essa was more favourable to Realm Shareholders than a wind-down and distribution of the remaining assets, after satisfaction of all applicable obligations, to the Realm Shareholders.

Following completion of due diligence on Essa and negotiation of the Implementation Agreement (as further described in paragraph 5 of Part I (Letter from the Chairman of Realm Therapeutics plc)) the Realm Board now considers that the Acquisition is in the best interests of the Realm Shareholders and accordingly entered into the Implementation Agreement on 15 May 2019.

4.	Financing

The entirety of the Consideration payable to Realm Scheme Shareholders will be satisfied by the issue of New Essa Shares and as such there will be no cash element.

5.	Information on Realm

Realm is a public limited company incorporated in England and Wales. Realm had been focused on the development of novel, prescription treatments for immune mediated diseases in adults and children. In 2018, the Realm Group completed two Phase 2 clinical studies. In March 2018, the Realm Group reported that its Phase 2 study of PR013, a topical ophthalmic solution for the treatment of Allergic Conjunctivitis, did not demonstrate efficacy. As a result, Realm discontinued further development of that program. In September 2018, the Realm Group announced top-line results of its Phase 2 trial of PR022 in Atopic Dermatitis which did not meet the Realm Group’s threshold for continued investment and, as such, Realm decided to discontinue all drug development programs based on its proprietary technology. Also in September 2018, the Realm Group announced the hiring of MTS Health Partners, L.P., to act as an advisor in relation to a strategic review that was initiated by the Board to explore options which included the potential sale of the Realm Group as a possible outcome.

As described above in paragraph 3 of this Part II (Explanatory Statement), Realm has been in the midst of a strategic review process, focused on identifying potential strategic transactions, which has resulted in, among other things, the assets disposal to Urgo North America, the AIM delisting, the adoption of the Investing Policy and the entering into of the Implementation Agreement with Essa.

The Realm ADSs are traded on Nasdaq under the symbol “RLM.” Realm’s principal executive offices are located at 267 Great Valley Parkway, Malvern, PA 19355, USA, and its telephone number is +1.484.321.2700.

Additional information about Realm is contained in its public filings, which are incorporated by reference herein. See the section entitled “Documents” in paragraph 10 of Part V (Additional Information).

6.	Information on Essa

Essa is a public company incorporated in British Columbia, Canada and operates in the United States through its wholly-owned subsidiary, ESSA Pharmaceuticals Corp., based in Houston, Texas. Essa is a pharmaceutical company currently in preclinical stage focused on developing novel and proprietary therapies for the treatment of prostate cancer in patients whose disease is progressing despite treatment with current therapies, including abiraterone and enzalutamide. Essa believes its clinical series of compounds can significantly expand the interval of time in which patients suffering from castration-resistant prostate cancer (“CRPC”) can benefit from hormone-based therapies. Specifically, the compounds act by disrupting the androgen receptor (“AR”) signalling pathway, the primary pathway that drives prostate cancer growth, by preventing AR activation through selective binding to the Tau-5 region of the N-terminal domain (“NTD”) of the AR. In this respect, Essa’s compounds differ from classical anti-androgens, which interfere either with androgen synthesis, or with the binding of androgens to the ligand-binding domain (“LBD”), located at the opposite end of the receptor. A functional NTD is essential for activation of the AR; blocking the NTD inhibits AR-driven transcription and therefore androgen-driven biology. Essa believes that the transcription inhibition mechanism of Essa’s preclinical series of compounds is unique, and has the advantage of bypassing identified mechanisms of resistance to the anti-androgens currently used in the treatment of CRPC. Essa has been granted by the United States Adopted Names (“USAN”) Council a unique USAN stem “-aniten” to recognise this new mechanistic class. Essa refers to this series of proprietary compounds, currently in development, as the “Aniten” series. In preclinical studies, blocking the NTD has demonstrated the capability to prevent AR-drive gene expression. A recently completed Phase I clinical trial of Essa’s first generation ralaniten acetate (“EPI-506”) demonstrated prostate-specific antigen (“PSA”) declines, a sign of inhibition of AR-drive biology, at higher does levels.

The British Columbia Cancer Agency (“BCCA”) and the University of British Columbia (“UBC”) are joint owners of the intellectual property that constitutes Essa’s initial series of compounds, which include EPI-002 and EPI-506. Essa licensed the original EPI-family of drugs from UBC and the BCCA. Essa is party to a license agreement with the BCCA and UBC dated 22 December 2010, as amended, which provides Essa with exclusive world-wide rights to the issued patents and patent applications in respect of EPI-series compounds, including the next generation Aniten compounds. Essa believes that it has developed a strong and defensive intellectual property position for multiple EPI and Aniten structural classes, with 14 active patent families, covering different structural motifs/analogues. Patent applications are pending in the United States and in contracting states to the Patent Cooperation Treaty for the Aniten next-generation NTD inhibitors, with expiry between 2037-2039.

Essa’s shares are traded on Nasdaq under the symbol “EPIX”, and on the TSXV under the symbol “EPI”. Essa’s principal executive offices are located at Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5 and its telephone number is +1 (778) 331-0962.

For more information about Essa, please visit www.essapharma.com.

7.	Realm’s current trading and prospects

The latest financial statements reported for Realm were for the year ended 31 December 2018, excerpts of which are provided below, with an update on the listing status of the Realm ADSs. Unless otherwise stated, the results identified below relate to such financial year.

Business overview

The primary focus of the Realm Group’s business in 2018 was on completing the two Phase 2 clinical studies and, following the announced results of the second study, to initiate and advance a strategic review. In addition, in July 2018, the SEC declared effective Realm’s registration statement with respect to the Realm ADSs, and Nasdaq approved the Realm ADSs for listing and the Realm ADSs were listed for trading thereon. The registration statement was filed to facilitate the creation of a trading market in the United States for Realm ADSs and in satisfaction of Realm’s obligations under a registration rights agreement entered into with investors who participated in Realm’s October 2017 private placement. Realm did not register any new issuance of securities in connection with the listing of the Realm ADSs on Nasdaq.

Royalty revenues and cash receipts

Realm adopted IFRS 15, Revenue from Contracts with Customers, effective 1 January 2018. The adoption of the new standard arose from the fixed guaranteed future minimum royalty payments from the out-licensing of the Realm Group’s Wound Care business. Under the new standard, future minimum payments were recognised at the time of adoption, rather than over future periods. The impact was a decrease of US$2.5 million in accumulated deficit as at 1 January 2018 and a corresponding increase in royalty receivable. Royalty revenues are recognised to the extent that they exceed guaranteed contract minimums in the relevant contract year.

Royalty revenue of US$0.3 million was recognised, representing the royalties earned in excess of the minimum guarantee (2017: US$1.1m under the previous revenue recognition standards). During 2018, cash payments of US$1.2 million were received in relation to royalties earned (2017: US$0.9m).

Operating expenses

Operating expenses increased to US$14.3 million (2017: US$11.8m), reflecting advancement of the Realm Group’s clinical development plans, costs associated with the listing of Realm ADSs on Nasdaq and restructuring costs associated with Realm’s strategic review. Investment in research and development increased to US$8.6 million (2017: US$8.2m) primarily due to clinical development cost and regulatory support for two Phase 2 clinical trials. General and administrative spending increased to US$4.9 million (2017: US$3.6m) due to a decrease in overhead costs of US$0.2 million, offset by US$1.5 million of costs associated with the 2018 listing of Realm ADSs on Nasdaq. Additionally, in 2018 restructuring expenses of US$0.8 million (2017: nil) was incurred related to the strategic review including professional fees and employee severance costs associated with a reduction in the workforce.

Loss from continuing operations

Loss from continuing operations was US$13.6 million (2017: US$10.5m), primarily due to the increase in operating expenses, as described above, and the reduction in recognition of royalty income revenue in 2018 due to the adoption of IFRS 15, as described above.

Cash flow

Cash equivalents and short-term investments at 31 December 2018 were US$18.9 million (31 December 2017: US$33.9m). Net cash used in operating activities was US$15.0 million (2017: US$9.5m), primarily attributable to the loss from continuing operations and changes in working capital, including receipt of the royalties and a significant paydown of liabilities during the year.

Post-period events

On 15 February 2019, Realm announced that it had agreed to sell certain assets, which comprise its Vashe® wound care royalty stream, HOCl related equipment, intellectual property (including know-how, patents and copyrights), program records, and certain assigned contracts and intellectual property licenses to Urgo North America for gross proceeds of US$10 million. Realm further announced its intention to delist its ordinary shares from admission to trading on AIM and adopt an Investing Policy.

The disposal, AIM delisting and Investing Policy adoption were approved by Realm Shareholders at a general meeting held on 15 March 2019. The AIM delisting was effective on 27 March 2019 and the asset disposal completed on 28 March 2019. The Investing Policy requires the Realm Directors to examine potential strategic opportunities. The Investing Policy, which remains the strategic focus of the Realm Directors, requires the Realm Group to seek to invest in, partner with, acquire and/or be acquired by companies with meaningful development potential in the life sciences sector or with good overall business prospects; or, if a suitable transaction is not identified, the Realm Group will consider winding down and distributing the remaining assets to shareholders, following satisfaction of applicable obligations.

On 5 April 2019, Realm announced that it had received written notice from the Listing Qualifications Staff of Nasdaq indicating that, due to the fact that it had sold substantially all of the Realm Group’s non-cash assets, the Staff believes Realm is a “shell company” and, as such, the continued listing of Realm’s ADSs on Nasdaq is no longer warranted. Realm attended a hearing before the Panel on 16 May 2019, at which time Realm requested an extension of any delisting action until 2 July 2019 to permit the completion of the Acquisition. On 28 May 2019 Realm received written notice from Nasdaq that the request for continued listing until 2 July 2019 was granted. Should the Acquisition fail to complete on or before 2 July 2019 the Realm ADSs may be delisted from Nasdaq.

Cash position

As of 31 March 2019, the Realm Group had US$27.7m of cash, cash equivalents and short-term investments (which includes the proceeds from the assets disposal to Urgo North America and excludes outstanding liabilities). Realm expects to incur significant costs associated with winding down the operations such as separation of employees and termination of contracts, as well as costs associated with the Acquisition including professional fees, bankers’ fees and trailing Directors and Officers insurance premiums, which will further reduce the cash resources available.

8.	Essa’s current trading and prospects

Information relating to Essa’s business overview, continuation as a going concern, long-term debt position, capital management, post-period events and cash position is set out in paragraph 8 of Part I (Letter from the Chairman of Realm Therapeutics plc).

9.	Essa’s dividend policy

Information relating to Essa’s dividend policy is set out in paragraph 9 of Part I (Letter from the Chairman of Realm Therapeutics plc).

10.	Structure of the Acquisition

(a)	The Scheme

It is intended that the Acquisition will be effected by way of the Scheme. The Scheme is an arrangement made between Realm and the Realm Scheme Shareholders under Part 26 of the Companies Act 2006. The provisions of the Scheme are set out in full in Part VIII (The Scheme of Arrangement) of this document. The Scheme involves an application by Realm to the Court to sanction the Scheme pursuant to which the Realm Scheme Shares will be transferred to Essa, in consideration for which Realm Scheme Shareholders on the register of members of Realm at the Scheme Record Time will receive the Consideration. Pursuant to the Implementation Agreement, Essa has agreed to appear by Counsel at the Court Hearing to undertake to be bound by the Scheme. The transfer of the Realm Scheme Shares to Essa, provided for in the Scheme, will result in the entire issued share capital of Realm being held by Essa and Realm becoming a wholly-owned subsidiary of Essa.

The expected timetable of principal events for the Acquisition and Scheme is set out on page 9 of this document. It is currently expected that the Scheme will become Effective mid-2019, subject to the satisfaction or (where applicable) waiver of all the relevant Conditions.

(b)	Realm Shareholder approvals

The Scheme is subject to the approval of Realm Shareholders at the Court Meeting. As at 24 May 2019, the last practicable date before this document, there were 116,561,917 Realm Shares issued and outstanding, held by 424 shareholders (including brokers, banks and other nominees). Realm Shares in which Essa or a member of the Essa Group is interested will not be eligible to be voted on the resolution at the Court Meeting to approve the Scheme and the Scheme will not apply to such Realm Shares. As at 24 May 2019 (the last practicable date prior to the publication of this document), no member of the Essa Group held interests in Realm Shares.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of opinion of the Realm Scheme Shareholders. You are therefore urged to complete and return your Form of Proxy, make an electronic appointment of a proxy or submit a proxy via CREST as soon as possible.

In addition, the Acquisition will require the approval of the Resolution by the Realm Shareholders at the General Meeting. The General Meeting has been convened to consider and, if thought fit, pass, a special resolution to approve: (i) giving the Realm Board authority to take all necessary action to carry the Scheme into effect; (ii) amending the Realm Articles in connection with the Scheme and (iii) to approve the re-registration of Realm as a private limited company. The General Meeting will be held shortly after the Court Meeting.

(i)	The Court Meeting

The Court Meeting has been convened for 10.30 a.m. on 24 June 2019, or, if later, as soon after that time as the Realm Annual General Meeting has been concluded or adjourned, for Realm Scheme Shareholders to consider and, if thought fit, approve the Scheme.

At the Court Meeting, voting will be by poll (and not a show of hands) and each Realm Scheme Shareholder present, in person or by proxy, will be entitled to one vote for each Realm Scheme Share held as at the Scheme Voting Record Time. The approval required at the Court Meeting is a majority in number of the Realm Scheme Shareholders representing not less than 75 per cent. in value of the Realm Scheme Shares held by such Realm Scheme Shareholders present and voting, either in person or by proxy.

(ii)	The General Meeting

The General Meeting has been convened for 10.40 a.m. on 24 June 2019, or, if later, as soon after that time as the Court Meeting has been concluded or adjourned, for Realm Shareholders to consider and, if thought fit, pass, a special resolution to approve the Resolution;.

Voting on the Resolution will be by poll, and each Realm Shareholder present, in person or by proxy, will be entitled to one vote for every Realm Share held as at the Scheme Voting Record Time.

The approval required for the Resolution to be passed is at least 75 per cent. of the votes cast (in person or by proxy) on such Resolution.

The quorum for the General Meeting will be two or more Realm Shareholders who held shares as at the Scheme Voting Record Time present in person or by proxy.

Entitlement to attend, speak and vote at these meetings and the number of votes which may be cast at the meetings will be determined by reference to the register of members of Realm at the Scheme Voting Record Time. Realm Shareholders whose names appear on the register of members of Realm at 6.30 p.m. on 20 June 2019 or, if the General Meeting is adjourned, on the register of members at 6.30 p.m. on the date that is 48 hours (excluding any part of a day that is not a Business Day) before the date set for the adjourned meeting, shall be entitled to attend and speak and vote at the General Meeting in respect of the number of Realm Shares registered in their name at the Scheme Voting Record Time. Realm Scheme Shareholders whose names appear on the register of members of Realm at 6.30 p.m. on 20 June 2019 or, if the Court Meeting is adjourned, on the register of members at 6.30 p.m. on the date that is 48 hours (excluding any part of a day that is not a Business Day) before the date set for the adjourned meeting, shall be entitled to attend and speak and vote at the Court Meeting in respect of the number of Realm Scheme Shares registered in their name at the Scheme Voting Record Time.

You will find the Notices of the Court Meeting and of the General Meeting set out on pages 85 to 86 (Notice of Court Meeting) and pages 87 to 91 (Notice of General Meeting) of this document, respectively.

(c)	Court Hearing to sanction the Scheme

Under the Companies Act 2006, the Scheme also requires the sanction of the Court.

The Court Hearing to sanction the Scheme is currently expected to take place mid-2019. All Realm Shareholders are entitled to attend the Court Hearing in person or through Counsel to support or oppose the sanctioning of the Scheme.

The Scheme will become Effective as soon as a copy of the Court Order has been delivered to the Registrar of Companies. This is currently expected to occur mid-2019, and no earlier than 30 June 2019. It is intended that Realm will be re-registered as a private limited company shortly afterwards.

If the Scheme becomes Effective, it will be binding on all Realm Scheme Shareholders, including any Realm Shareholders who did not vote to approve the Scheme or who voted against the Scheme at the Court Meeting or the General Meeting.

Unless the Scheme becomes Effective by the Long Stop Date, it will lapse and the Acquisition will not proceed (unless extended with the agreement of Essa, Realm and, if required, the approval of the Court).

(d)	Modifications to the Scheme

The Scheme contains a provision for Realm and Essa to consent on behalf of all persons concerned to any modification of, or addition to, the Scheme or to any condition approved or imposed by the Court. The Court would be unlikely to approve any modification of, or additions to, or impose a condition to the Scheme which might be material to the interests of the Realm Shareholders unless Realm Shareholders were informed of such modification, addition or condition. It would be a matter for the Court to decide, in its discretion, whether or not a further meeting of Realm Scheme Shareholders should be held in these circumstances.

(e)	Conditions to the Acquisition

The Acquisition is subject to the Conditions and further terms set out in full in Part III (Conditions to and Further Terms of the Scheme and the Acquisition) of this document.

The Scheme is conditional, amongst other things, upon:

(i)	it becoming Effective by the Long Stop Date, failing which it will lapse;

(ii)	its approval by a majority in number of the Realm Scheme Shareholders, representing not less than 75 per cent. in value of the Realm Scheme Shares held by those Realm Scheme Shareholders, present and voting, either in person or by proxy, at the Court Meeting or at any adjournment thereof on or before 16 July 2019 (or such later date as may be agreed between Essa and Realm and as the Court may allow);

(iii)	the passing of the Resolution by the requisite majority at the General Meeting to be held on or before 16 July 2019 (or such later date as may be agreed between Essa and Realm and the Court may allow); and

(iv)	sanction of the Scheme by the Court on or before the date immediately preceding the Long Stop Date (or such later date as may be agreed between Essa and Realm and as the Court may allow) and the delivery of a copy of the Court Order to the Registrar of Companies.

At this stage, subject to the approval and availability of the Court (which is subject to change), and subject to the satisfaction (or, where applicable, waiver) of the Conditions, Essa expects that the Acquisition will become Effective by mid-2019, and no earlier than 30 June 2019.

If any Condition is not capable of being satisfied by the date specified therein, Essa shall make an announcement through filing a form 6-K with the SEC as soon as practicable and, in any event, by no later than 7.00 a.m. (New York time) on the Business Day following the date so specified, stating whether Essa has invoked that Condition, waived that Condition or, with the agreement of Realm, specified a new date by which that Condition must be satisfied. Further details on the Conditions are set out in Part III (Conditions to and Further Terms of the Scheme and the Acquisition) of this document.

11.	Offer-related arrangements

Summaries of the Implementation Agreement and the confidentiality agreement entered into in connection with the Acquisition are set out in paragraph 9 of Part V (Additional Information) of this document. These agreements have been made available on Realm’s website, www.realmtx.com.

12.	Realm Directors and the effect of the Scheme on their interests

Details of the interests of the Realm Directors in Realm Shares are set out in paragraph 4 of Part V (Additional Information) of this document.

The following Realm Directors have given irrevocable undertakings to vote in favour of the Scheme at the Court Meeting and the Resolution to be proposed at the General Meeting as described in paragraph 10 above, in relation to the following Realm Shares and Realm ADSs currently held by them as well as any further Realm Shares or Realm ADSs they may acquire.

Name	Realm Shares	Realm ADSs(1)	(%)
Charles Spicer	5	10,957	0.24
Alex Martin	15	9,924	0.21
Marella Thorell	—	2,000	0.04
Joseph William Birkett	—	—	—
Balkrishan (Simba) Gill, PhD	—	—	—
Ivan Gergel, MD	—	—	—
Sanford (Sandy) Zweifach	—	—	—
TOTAL	20	22,881(2)	0.49

(1) Each Realm ADS is equivalent to 25 Realm Shares.

(2) 22,881 Realm ADSs is equivalent to 572,025 Realm Shares.

In addition to the irrevocable undertakings to vote or procure votes in favour of the Scheme at the Court Meeting and the Resolution to be proposed at the General Meeting that Essa has obtained from those Realm Directors that hold Realm Shares and/or Realm ADSs, Essa has also received irrevocable undertakings from BVF Partners LP, OrbiMed Private Investments VI, LP, Oracle Management Limited and Sussex Trading Company Limited, each Realm Shareholders, to vote or procure votes in favour of the resolutions relating to the Scheme at the Realm Shareholder Meetings in respect of their entire beneficial holdings, amounting to 59,840,201 Realm Shares, in aggregate, representing approximately 51.34 per cent. of the issued ordinary share capital of Realm as at 24 May 2019 (being the last practicable date prior to the publication of this document).

Save as set out in this document, the effect of the Scheme on the interests of the Realm Directors does not differ from its effect on like interests of any other Realm Shareholder.

13.	Delisting and re-registration

Delisting of Realm ADSs

Prior to the Scheme becoming Effective (but after the General Meeting), a request will be made by Realm to Nasdaq to suspend trading of, and de-list, the Realm ADSs on Nasdaq, to take effect on, or shortly after, the Effective Date. As of the Effective Date, the Realm ADS facility will be terminated. Subsequently, the Realm ADSs and Realm Shares will be deregistered under the U.S. Exchange Act.

As soon as practicable after the Effective Date and after the termination of the Realm ADS facility and cancellation of the listing and admission to trading of the Realm ADSs on Nasdaq, it is intended that Realm will be re-registered as a private limited company under the relevant provisions of the Companies Act 2006.

Listing of Essa Shares

Application has been made to the TSXV and Nasdaq to list the New Essa Shares on the TSXV and Nasdaq. Listing of the New Essa Shares is subject to TSXV and Nasdaq approval and it is a condition to closing of the Acquisition that the listing of the New Essa Shares has been approved by the TSXV (subject only to standard listing conditions) and that Nasdaq has not rejected or expressed any objection to the listing of the New Essa Shares. It is expected that admission to trading will become effective and that dealings for normal settlement in the New Essa Shares will commence on the TSXV and Nasdaq at 8.00 am EST on the Effective Date. However, there can be no assurance that Essa will be successful in obtaining such listings.

14.	Settlement

Subject to the Scheme becoming Effective (and except as provided in paragraph 17 of this Part II (Explanatory Statement) in relation to certain Overseas Shareholders), settlement of the Consideration to which any Realm Shareholder is entitled under the Scheme will be effected in the following manner:

(a)	Realm Scheme Shares in uncertificated form (i.e. in CREST)

Unlike Realm Shares, New Essa Shares are not capable of being held, transferred or settled directly through the CREST settlement system. For this reason, a Realm Scheme Shareholder (other than the custodian appointed by the Realm Depositary) who holds Realm Scheme Shares in uncertificated form through CREST (directly or through a broker or other nominee with a CREST account) immediately prior to the Scheme Record Time will not be issued New Essa Shares directly but will be issued Essa CDIs through a new unsponsored CDI programme administered through CREST in respect of Essa Shares. Under the arrangements, one Essa CDI will represent one New Essa Share. The Essa CDIs will reflect the economic rights attached to the New Essa Shares. However, while the holders of Essa CDIs will have an interest in the underlying New Essa Shares, they will not be the registered holders of the New Essa Shares.

The Essa CDIs to which such Realm Scheme Shareholders will be entitled under the Scheme will be delivered, held and settled in CREST and linked to the underlying New Essa Shares by means of the CREST International Settlement Links Service and, in particular, CREST’s established link with DTC. This link operates via the services of CREST International Nominees Limited, which is a participant in DTC.

Under the CREST International Settlement Links Services, CREST Depositary Limited, a subsidiary of Euroclear, issues dematerialised depository interests representing entitlements to non-UK securities (such as the New Essa Shares) called CREST Depository Interests or CDIs, which may be held, transferred and settled exclusively through CREST.

The terms on which CDIs are issued and held in CREST are set out in the CREST Manual (and, in particular, the deed poll set out in the CREST International Manual) and the CREST Terms and Conditions issued by Euroclear.

On settlement, the Essa Transfer Agent will cause the credit of the New Essa Shares through DTC to the securities deposit account of CREST International Nominees Limited, as nominee for CREST Depository Limited in DTC. CREST Depository Limited will then issue the Essa CDIs through CREST to the CREST Receiving Agent, as receiving agent for delivery to the securities deposit account in CREST in which each such uncertificated Realm Scheme Shareholder previously held Realm Scheme Shares. A custody fee, as determined by CREST from time to time, is charged at the user level (i.e. to the holder of Essa CDIs) for the CREST International Settlement Links Service.

Essa and Realm will enter into arrangements with the CREST Receiving Agent pursuant to which Euroclear will be instructed to credit the appropriate stock account in CREST of the relevant Realm Scheme Shareholder with such relevant Realm Scheme Shareholder’s entitlement to Essa CDIs as soon as practicable after the Effective Date and in any event within 5 Business Days thereof.

Notwithstanding the above, Essa reserves the right to settle all or part of such Consideration in accordance with paragraph 14(c) below if, for reasons outside Essa’s reasonable control, it is not able to effect settlement in accordance with this paragraph 14(a).

With effect from close of trading on the last day of dealings in Realm ADSs prior to the Effective Date, each holding of Realm Scheme Shares credited to any stock account in CREST will be disabled and all Realm Scheme Shares will be removed from CREST in due course. Euroclear will be instructed to credit the appropriate stock account in CREST of the CREST shareholder concerned with such CREST shareholder’s entitlement to Essa CDIs representing New Essa Shares. The stock account concerned will be an account under the same participant ID and member account ID under which the relevant CREST shareholder holds the relevant Realm Scheme Shares.

Holders of Essa CDIs will be able to cancel their Essa CDIs by settling a cross-border delivery transaction in respect of the underlying New Essa Shares through CREST to a DTC participant, in accordance with the rules and practices of CREST and DTC.

(b)	Rights attaching to Essa CDIs

The registered holder of the New Essa Shares represented by Essa CDIs will be a nominee of DTC. The custodian of those New Essa Shares will be CREST International Nominees Limited, who will hold them, either directly or indirectly through a sub-custodian, through book entry interests within the DTC system as nominee for CREST Depository Limited. CREST Depository Limited will hold those New Essa Shares on trust (as bare trustee under English law) for the holders of Realm Scheme Shares in uncertificated form to whom it will issue Essa CDIs through CREST.

Under an agreement with Euroclear, Euroclear will make a copy of the register of names and addresses of holders of Essa CDIs available to Essa (and/or its voting agent) to enable Essa (or its voting agent) to: (a) send out notices of shareholder meetings and forms of proxy to Essa CDI holders; and (b) produce a definitive list of Essa CDI holders as at the record date of the meeting.

In order to allow holders of Essa CDIs to exercise rights relating to the underling New Essa Shares, Essa will enter into arrangements pursuant to which holders of Essa CDIs will be able to: (a) receive notices of general shareholder meetings of Essa; (b) give directions as to voting at general shareholder meetings of Essa; and (c) have made available to them and be sent, at their request, copies of the annual report and accounts of Essa and any other documents issued by Essa to holders of Essa Shares generally.

Essa may, on payment of a fee, enter into a CDI Register Agreement with Euroclear pursuant to which Euroclear may provide Essa (or third party agents, if requested) with a copy of the register of holders of Essa CDIs at any given date and an omnibus proxy that passes the voting right down to underlying Essa CDI holders.

Holders of Essa CDIs will otherwise be treated in the same manner as if they were registered holders of the New Essa Shares underlying the Essa CDIs, in each case in accordance with applicable law and, so far as is possible, in accordance with the CREST arrangements.

Realm Scheme Shareholders who wish to have the full ease of dealing and other benefits associated with holding Essa Shares in DTC in the same way as existing Essa Shareholders should consider transferring the New Essa Shares they receive in Essa CDI form under the terms of the Acquisition from CREST to DTC as soon as conveniently possible in accordance with the procedure described in paragraph 14(a) above.

(c)	Realm Scheme Shares in certificated form (i.e. not in CREST)

Each Realm Scheme Shareholder who holds Realm Scheme Shares in certificated form will be issued New Essa Shares to which he or she is entitled under the Scheme in respect of Realm Scheme Shares held in certificated form directly, so that the name of such Realm Scheme Shareholder will be entered as the registered owner of the relevant number of New Essa Shares through DTC’s Direct Registration System (DRS). The DRS is a method of recording entitlement to Essa Shares in book-entry form which enables the Essa Transfer Agent (the equivalent of a registrar in the United Kingdom) to maintain those shares electronically in Essa’s records on behalf of the relevant Realm Scheme Shareholder without the need for a physical share certificate. The DRS method of share recording is commonly used in North America. Shares held in DRS have all the traditional rights and privileges of shares held in certificated form.

Realm Scheme Shareholders who receive their New Essa Shares through the DRS will be sent a book-entry statement of ownership evidencing such Realm Scheme Shareholder’s ownership of New Essa Shares by the Essa Transfer Agent shortly after and in any event within 5 Business Days of the Effective Date. Along with the statement of ownership, such Realm Scheme Shareholders will also be sent a booklet containing further information about the DRS, including further details on how the New Essa Shares can be held, transferred or otherwise traded through the DRS. Proxy materials, annual reports and other shareholder communications will be mailed by Essa and/or its voting agent directly to the Realm Scheme Shareholders who hold their New Essa Shares through the DRS.

Persons holding New Essa Shares through the DRS who wish to dispose of any of their New Essa Shares should do so by contacting their broker. Any dividends paid in respect of the New Essa Shares held on and after the Effective Date through the DRS will be paid to holders of New Essa Shares by cheque, provided that a holder of New Essa Shares may, if such holder so wishes and subject to certain limitations, contact the Essa Transfer Agent requesting payment in respect of such dividends or other distributions (if any) to be made directly to such holder’s bank account (assuming, in each case, that such person remains a holder of the New Essa Shares as of any relevant record date). Further information will be set out in the booklet that will be sent together with the statement of ownership.

Realm Scheme Shareholders who receive New Essa Shares in the DRS, but subsequently wish to hold the New Essa Shares through a DTC participant, may instruct their DTC broker to transfer New Essa Shares into such DTC participant’s account. Details of the manner in which such instructions may be given are available from the Essa Transfer Agent upon request by contacting the Essa Transfer Agent.

(d)	Fractional entitlements

Fractions of New Essa Shares will not be allotted or issued pursuant to the Scheme directly to Realm Scheme Shareholders, but entitlements of Realm Scheme Shareholders will instead be rounded down to the nearest whole number of New Essa Shares and all fractions of New Essa Shares will be aggregated and allotted and issued to a person appointed by Essa and sold in the market as soon as practicable after the Scheme becomes Effective. The net proceeds of such sale (after deduction of all expenses and commissions incurred in connection with such sale (including any amounts in respect of value added tax)) will be distributed by Essa in due proportions to Realm Scheme Shareholders who would otherwise have been entitled to fractions of New Essa Shares. For the purposes of determining fractional entitlements, each member’s holding which is recorded in the register of members of Realm by reference to a separate designation at the Effective Date, whether in certificated or uncertificated form, shall be treated as a separate holding.

Where, at the Scheme Record Time, a Realm Scheme Shareholder holds Realm Scheme Shares in certificated form, settlement of any cash payment to which the Realm Scheme Shareholder is entitled pursuant to the Scheme shall be sent to such Realm Scheme Shareholder by cheque by Essa. Cheques shall be despatched as soon as practicable after the Effective Date, and in any event within 5 Business Days after the Effective Date.

Where, at the Scheme Record Time, a Realm Scheme Shareholder holds Realm Scheme Shares in uncertified form, settlement of any cash payment to which the Realm Scheme Shareholder is entitled pursuant to the Scheme shall be paid by means of CREST by Essa procuring that Euroclear is instructed to create an assured payment obligation in favour of the Realm Scheme Shareholder’s payment bank in respect of the cash payment due to that Realm Scheme Shareholder as soon as practicable following the Effective Date, in accordance with CREST assured payment arrangements, provided that Essa reserves the right to make such payment by cheque as set out in the previous paragraph if, for reasons outside its reasonable control, it is not able to effect settlement through CREST.

(e)	General Data Protection Regulation

In connection with the Acquisition pursuant to the Scheme, the Company will be required to disclose the name, address, contact information and details of Realm Shareholders’ shareholding in Realm, all of which constitutes Realm Shareholders’ personal data (as defined in the General Data Protection Regulation 2016/679 (the “GDPR”)), to Essa. The reason for the disclosure of Realm Shareholders will be to allow the Scheme to be implemented and the New Essa Shares to be issued. The legal basis for the disclosure of Realm Shareholders’ personal data to Essa is compliance with a legal obligation. Realm Shareholders’ personal data will be transferred to Canada to fulfil this purpose. As Canada is located outside the European Economic Area, protective measures will be taken to ensure an adequate level of protection for Realm Shareholders’ personal data.

(f)	General

All documents and remittances sent to, or from, by or on behalf of Realm Shareholders will be sent entirely at their own risk. On the Effective Date each certificate representing a holding of Realm Shares will cease to be a valid document of title and should be destroyed or, at the request of Realm, delivered to Realm, or to any person appointed by Realm to receive the same. At the Scheme Record Time entitlements to Realm Shares held within CREST will be disabled and all Realm Shares will be removed from CREST.

Settlement of the Consideration to which any Realm Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme free of any lien, right of set-off, counterclaim or other analogous right to which Essa might otherwise be, or claim to be, entitled against such Realm Shareholder.

15.	Realm ADSs

Realm ADS Holders will not be entitled to attend the Court Meeting or General Meeting in person. Instead, Realm will instruct that the Realm Depositary deliver to Realm ADS Holders as of the Realm ADS Voting Record Time a notice of (or notices for) the Court Meeting and the General Meeting, and Realm ADS Holders as of the Realm ADS Voting Record Time will have the right to instruct the Realm Depositary how to vote the Realm Shares underlying the Realm ADSs with respect to the Acquisition, subject to and in accordance with the terms of the Deposit Agreement, a copy of which is available free of charge at the SEC’s website at www.sec.gov or by directing a request to Realm’s contact for enquiries identified above. Realm Shareholders, including Realm ADS Holders, who hold their Realm Shares in the name of a broker, bank or other nominee should follow the voting instructions provided by such nominee in order that their Realm Shares are represented at the Court Meeting and the General Meeting.

(a)	Consideration

On the Effective Date, Realm Scheme Shares as at the Scheme Record Time represented by the Realm ADSs will be transferred to Essa (or such of its nominee(s) as are agreed between Essa and Realm). As soon practicable after the Effective Date, the Realm Depositary will, in accordance with the terms of the Scheme, receive the relevant number of New Essa Shares due by way of Consideration under the terms of the Scheme in respect of all the Realm Scheme Shares held by the Realm Depositary at the Scheme Record Time. The Consideration will then be distributed to Realm ADS Holders in accordance with the terms of the Deposit Agreement, as supplemented.

(b)	Voting Instructions

Realm ADS Holders as of the Realm ADS Voting Record Time will be sent an ADS Voting Instruction Card and a Depositary Notice of Court Meeting and General Meeting by the Realm Depositary. Realm ADS Holders as of the Realm ADS Voting Record Time can direct the voting of the Realm Shares represented by their Realm ADSs, subject to the terms of the Deposit Agreement, a copy of which is available free of charge at the SEC’s website at www.sec.gov or by directing a request to Realm’s contact for enquiries identified above.

Realm ADS Holders as at the Realm ADS Voting Record Time should sign, complete and return the ADS Voting Instruction Card in accordance with the instructions printed thereon and in the Depositary Notice of Court Meeting and General Meeting received from the Realm Depositary. The ADS Voting Instruction Card should be returned by mail to Realm Therapeutics plc, c/o Citibank Shareholder Services, PO Box 43099, Providence RI 02940-5000, USA, as soon as possible and, in any event, so as to be received no later than 10.00 a.m. (New York time) on 17 June 2019 or if either the Court Meeting or the General Meeting is adjourned, such later date as may be notified by the Realm Depositary.

It is important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of Realm Scheme Shareholder opinion. You are therefore strongly encouraged to sign and return the ADS Voting Instruction Card.

Realm ADS Holders who hold their Realm ADSs indirectly (through a broker, bank or other nominee) must follow the instructions from such broker, bank or other nominee if they wish to give voting instructions to the Realm Depositary. Providing voting instructions via a broker, bank or other nominee may require the provision of information by a particular deadline, well in advance of the deadline to give the Realm Depositary voting instructions, and therefore you are encouraged to reach out to such broker, bank or other nominee as quickly as possible.

Following timely receipt of valid voting instructions from a Realm ADS Holder, the Realm Depositary shall endeavour, insofar as practicable and permitted under the provisions of, or governing, the Realm Shares represented by Realm ADSs, to vote or cause its nominee to vote (by means of the appointment of a proxy or otherwise) such Realm Shares represented by the Realm ADSs in respect of which instructions have been received in accordance with those instructions.

(c)	Option to cancel your Realm ADSs so as to become a Realm Shareholder in order to attend Court Meeting or General Meeting

Realm ADS Holders will not be able to attend the Court Meeting or the General Meeting in person. Realm ADS Holders who wish to attend the Realm Shareholder Meetings must take steps to present their Realm ADSs (and, to the extent that such Realm ADSs are certificated, the certificates evidencing such Realm ADSs) to the Realm Depositary for cancellation before 10.00 a.m. (New York time) on 18 June 2019 (subject to the relevant Realm ADS Holder’s compliance with the terms of the Deposit Agreement and payment of the Realm Depositary’s applicable fees), together with: (i) delivery instructions for the Realm Shares represented by such Realm ADSs (including, if applicable, the name and address of the person who will be the registered holder of such Realm Shares); and (ii) if the Realm ADS cancellation is to take place after the Realm ADS Voting Record Time and before the Scheme Record Time, a certification that the Realm ADS Holder: (x) beneficially owned the relevant Realm ADSs as at the Realm ADS Voting Record Time and has not given, and will not give, voting instructions to the Realm Depositary in respect of such Realm ADSs in relation to the Realm Shareholder Meetings (or has cancelled all voting instructions previously given); (y) beneficially owned the relevant Realm ADSs as at the Realm ADS Voting Record Time and has given voting instructions to the Realm Depositary in respect of such Realm ADSs in relation to the Realm Shareholder Meetings, but undertakes not to vote the Realm Shares represented by such Realm ADSs at the Realm Shareholder Meetings; or (z) did not beneficially own the relevant Realm ADSs as at the Realm ADS Voting Record Time, but undertakes not to vote the Realm Shares represented by such Realm ADSs at the Realm Shareholder Meetings. Realm ADS Holders who hold their Realm ADSs through a broker, bank or other nominee should promptly contact their broker, bank or other nominee to find out what actions are required to cancel the Realm ADSs.

Realm ADS Holders who present their Realm ADSs to the Realm Depositary for cancellation in order to take delivery of Realm Shares will be responsible for the payment of the Realm Depositary’s fees associated with such cancellation (up to US$0.05 per Realm ADS presented for cancellation).

Realm ADS Holders who take steps (as described in the paragraphs above) to cancel their Realm ADSs before 10.00 a.m. (New York time) on 18 June 2019 and become Realm Scheme Shareholders before the Scheme Voting Record Time will have the right to attend the both the Realm Shareholder Meetings in person and be represented by counsel to support or oppose the sanctioning of the Scheme (subject to the limitations and qualifications above).

(d)	Settlement

Realm ADS Holders will be entitled to receive between 1.377025 and 1.701525 New Essa Shares for each Realm ADS (based on the final Exchange Ratio). As described in paragraph 14(d) above, fractions of New Essa Shares will not be allotted to Realm Shareholders under the terms of the Scheme. Citibank will aggregate the fractional entitlements to New Essa Shares for the Realm ADS Holders, sell the aggregate of such entitlements in the open market and distribute the net cash proceeds of sale after deduction of applicable fees, taxes and expenses to the Realm ADS Holders entitled thereto. The Realm ADS cancellation fees payable to the Realm Depositary in connection with the cancellation of the Realm ADSs (US$0.05 per Realm ADS cancelled) will be paid by Realm ADS Holders. If you cancel your Realm ADS prior to the effectiveness of the Scheme, you will be responsible for the payment to the Realm Depositary of the applicable Realm ADS cancellation fee (US$0.05 per Realm ADS to be cancelled).

Under the terms of the Deposit Agreement, as supplemented, Citibank (in its capacity as exchange agent for the Realm ADS Holders, the “Realm Exchange Agent”) will re-register all Realm Shares then-underlying the Realm ADSs from CREST to the books and records of Realm’s share registrar, Equiniti, on behalf of all Realm ADS Holders. The New Essa Shares offered in exchange for such Realm Shares (represented by the Realm ADSs) will then be credited by Essa (or its nominee) to the Realm Exchange Agent in uncertificated form for the benefit of the Realm ADS Holders. The Realm Exchange Agent will deliver those New Essa Shares (and any cash proceeds from the sale of fractional entitlements to New Essa Shares in accordance with the terms set forth above), (i) with respect to Realm ADS Holders who hold Realm ADSs indirectly, to DTC for further credit to the relevant Realm ADSs Holders, and (ii) with respect to registered holders of Realm ADSs, to the DRS accounts maintained by the Essa Transfer Agent to maintain those New Essa Shares electronically in Essa’s records on behalf of the relevant Realm ADS Holders. Promptly following delivery of the New Essa Shares (and any cash proceeds from the sale of fractional entitlements to New Essa Shares) to the relevant Realm ADS Holders, the Depositary will cancel all outstanding Realm ADSs on behalf of all Realm ADS Holders and terminate Realm’s ADS programme.

16.	No appraisal rights

If Realm Scheme Shareholders approve the Scheme at the Court Meeting and the Court sanctions the Scheme, then, subject to the Scheme becoming Effective in accordance with its terms, the Scheme will be binding on all Realm Shareholders, including those who did not vote or who voted against it at the Court Meeting. If Realm Scheme Shareholders approve the Scheme and the Court sanctions the Scheme, no Realm Shareholder or Realm ADS Holder will have “dissenters” or “appraisal” rights or otherwise have any right to seek a court appraisal of the value of Realm Shares. If the Scheme becomes Effective, all Realm Scheme Shareholders will receive the Consideration.

17.	Shareholders outside the United Kingdom

(a)	General

This document has been prepared for the purposes of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

This document does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for shares in any jurisdiction in which such offer or solicitation is unlawful.

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme.

The availability of the Acquisition to Overseas Shareholders may be affected by the laws of the relevant jurisdictions in which they are located. Overseas Shareholders should inform themselves about and should observe any applicable legal or regulatory requirements. It is the responsibility of all Overseas Shareholders to satisfy themselves as to the full compliance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

The release, publication or distribution of this document and/or any accompanying documents in or into or from jurisdictions other than the United Kingdom or the United States may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than the United Kingdom or the United States should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the United Kingdom to vote their Realm Shares with respect to the Scheme at the Realm Shareholder Meetings, or to appoint another person as proxy may be affected by the laws of the relevant jurisdictions in which they are located. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such Restricted Jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person or any other failure to satisfy any applicable laws, regulations or requirements.

Unless otherwise determined by Essa, and permitted by applicable law and regulation, the Acquisition will not be made available, directly or indirectly, in, into or from a jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Acquisition by any such use, means, instrumentality or form within any jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this document and all documents relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this document and all documents relating to the Acquisition (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.

Persons who are not resident in the United Kingdom or the United States should inform themselves of, and observe, any applicable legal and regulatory requirements.

(b)	Overseas securities laws

Copies of this document and any formal documentation relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction or any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Acquisition.

Neither this document nor the accompanying documents are intended to, and do not, constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval pursuant to the Scheme or otherwise, in any jurisdiction in which such offer, invitation or solicitation is unlawful. Nothing in this document or the accompanying documents should be relied upon for any other purpose.

This document and the accompanying documents have been prepared for the purposes of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom. Overseas Shareholders should consult their own legal and tax advisers with regard to the legal and tax consequences of the Scheme for their particular circumstances.

All Realm Shareholders (including, without limitation, nominees, trustees or custodians) who would, or otherwise intend to, forward this document and its accompanying documents to any jurisdiction outside the United Kingdom, should seek appropriate independent professional advice before taking any action.

(c)	Additional information for U.S. investors

The Acquisition is to be implemented by way of a scheme of arrangement under Part 26 of the Companies Act 2006. A transaction effected by means of a scheme of arrangement is not subject to any proxy solicitation rules under Section 14(a) of the U.S. Exchange Act, by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of U.S. proxy solicitation rules.

The New Essa Shares to be issued under the Scheme have not been registered under the U.S. Securities Act, or with any securities regulatory authority or under the securities laws of any state or other jurisdiction of the United States. The New Essa Shares are expected to be issued in the United States in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption. For the purposes of qualifying for the Section 3(a)(10) Exemption, Realm will, among other things, advise the Court through counsel that it will rely on the Section 3(a)(10) Exemption based on the Court's sanctioning of the Scheme following a hearing on the fairness of the terms and conditions of the Scheme to Realm Shareholders, at which hearing all such shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such shareholders.

The New Essa Shares generally should not be treated as "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and persons who receive securities under the Scheme, other than “affiliates” (as defined in Rule 405 under the U.S. Securities Act) of Realm or Essa prior to, or of Essa after, the Effective Date may resell them without restriction under the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of a company is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the company and may include certain officers and directors of such issuer as well as principal shareholders of such company. New Essa Shares received by a Realm Shareholder who is an affiliate of Realm or Essa prior to, or of Essa after, the Effective Date will be subject to certain restrictions on resale imposed by the U.S. Securities Act. Such Realm Shareholders may not sell the New Essa Shares that they receive in connection with the Scheme in the absence of registration under the U.S. Securities Act or an exemption from registration, if available, such as the exemptions contained in Rule 144 under the U.S. Securities Act or Rules 903 or 904 of Regulation S.

In general, pursuant to Rules 144 and 145 under the U.S. Securities Act, after 90 days have elapsed since the Effective Date, persons who are affiliates of Realm or Essa prior to, or of Essa after, the Effective Date will be entitled to sell in the United States, during any three-month period, the New Essa Shares that they receive in connection with the Scheme, provided that (i) the number of such securities sold does not exceed the greater of one percent of the number of then outstanding securities of such class or (ii) if such securities are listed on a United States securities exchange, such as Nasdaq, the average weekly trading volume of such securities during the four calendar weeks preceding the date of sale, in each case subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about Essa.

In general, pursuant to Regulation S, persons who were affiliates of Realm prior to the Effective Date, or who were, prior to the Effective Date, or will, at the Effective Date, be affiliates of Essa solely by virtue of their status as an officer or director of Essa may sell New Essa Shares outside the United States in an "offshore transaction" (which would include a sale through the TSXV, if applicable) if neither the seller nor any person acting on its behalf engages in "directed selling efforts" in the United States and no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker's commission. For purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the sale transaction. Certain additional restrictions are applicable pursuant to Rule 903 of Regulation S to a holder of New Essa Shares who is an affiliate of Essa after the Effective Date other than by virtue of his or her status as an officer or director of Essa.

Upon receipt by Essa within the Request Period of a written notice from a Realm Principal Shareholder requesting that Essa prepare and file with the SEC a Resale Registration Statement covering resales, from time to time, pursuant to Rule 415 under the U.S. Securities Act of the New Essa Shares beneficially owned by such Realm Principal Shareholder and its affiliates pursuant to the Scheme, Essa will use commercially reasonable endeavours to file a Resale Registration Statement with the SEC as soon as practicable following the expiration of the Request Period and use commercially reasonable endeavours to have such Resale Registration Statement declared effective by the SEC as soon as practicable following the Effective Date, and will use commercially reasonable endeavours to keep the Resale Registration Statement continuously effective from the time of its effectiveness through the date that is the earlier of (i) two (2) years following the Effective Date; (ii) the date that all such New Essa Shares have been sold; or (iii) the date that all such New Essa Shares are freely re-saleable on the Nasdaq without limitation as to volume or manner of sale.

It may be difficult for Realm Shareholders in the United States to enforce their rights and claims arising out of the U.S. federal securities laws, since Essa and Realm are incorporated in countries other than the United States, and some of their officers and directors and the experts named herein may be residents of countries other than the United States. Realm Shareholders in the United States may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment. As a result, it may be difficult or impossible for Realm Shareholders in the United States to effect service of process within the United States upon Realm or Essa, their respective officers or directors or the experts named herein, or to realise against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States. In addition, Realm Shareholders in the United States should not assume that the courts of the United Kingdom or Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.

U.S. Realm Shareholders and Realm ADS Holders also should be aware that the transaction contemplated herein may have tax consequences to them in the United States. Realm Shareholders and Realm ADS Holders in the United States are urged to consult with legal, tax and financial advisers in connection with making a decision regarding this transaction.

18.	United Kingdom and United States taxation

A summary of certain United Kingdom and United States taxation consequences of the implementation of the Scheme for certain Realm Shareholders is set out in paragraph 6 of Part V (Additional Information) of this document.

That summary does not constitute tax advice and does not purport to be a full analysis of all potential United Kingdom and United States tax consequences of the Acquisition. Realm Shareholders who are in any doubt about their taxation position, or who are subject to taxation in a jurisdiction outside of the United Kingdom and the United States, are strongly advised to contact an appropriate independent professional adviser immediately.

19.	Actions to be taken

You will find enclosed with this document:

All Realm Shareholders:

•	a blue Form of Proxy to be used in connection with the Court Meeting; and

•	a yellow Form of Proxy to be used in connection with the General Meeting.

If you hold Realm Shares in CREST, you may instead appoint a proxy by completing and transmitting a CREST Proxy Instruction to Realm’s share registrar, Equiniti.

If you have not received the correct documents please contact the Realm Shareholder Helpline on the telephone number set out on page 11 of this document.

Forms of Proxy

Whether or not you intend to attend the Court Meeting and/or the General Meeting, please complete and sign both Forms of Proxy in accordance with the instructions printed thereon and return them by post, during normal business hours only, to Equiniti at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, so as to be received as soon as possible and in any event not later than, than 10.30 a.m. on 20 June 2019 in the case of the Court Meeting and 10.40 a.m. on 20 June 2019 in the case of the General Meeting. Your vote will be cast as specified on the applicable Form of Proxy.

If the blue Form of Proxy for the Court Meeting is not lodged by such time, it may be handed to a representative of Equiniti at the venue of the Court Meeting or the Chairman of the Court Meeting before the start of the Court Meeting. However, in the case of the General Meeting, unless the yellow Form of Proxy is lodged so as to be received by 10.40 a.m. on 20 June 2019, it will be invalid. The completion and return of the Forms of Proxy or transmittal of a CREST Proxy Instruction will not prevent you from attending the Court Meeting or the General Meeting and voting in person, if you so wish and are so entitled.

If you hold your Realm Shares in uncertificated form (that is, in CREST) you may vote using the CREST Proxy Voting Service in accordance with the procedures set out in the CREST Manual (please also refer to the accompanying notes for the Notice of General Meeting set out at pages 87 to 91 of this document).

Realm Shareholders who prefer to register the appointment of their proxy electronically via the internet can do so through the Equiniti website at www.shareview.co.uk. In order to access the voting system, shareholders will need their shareholder reference number found on their Forms of Proxy.

Proxies submitted via CREST (under CREST participant ID RA19) or electronically through the Equiniti website must be received by Equiniti not later than 10.30 a.m. on 20 June 2019 in the case of the Court Meeting and 10.40 a.m. on 20 June 2019 in the case of the General Meeting (or, in the case of an adjourned meeting, not less than 48 hours (excluding any part of a day that is not a Business Day) prior to the time and date set for the adjourned meeting).

Notices convening the Court Meeting and the General Meeting are set out on pages 85 to 86 (Notice of Court Meeting) and pages 87 to 91 (Notice of General Meeting) of this document respectively.

It is important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of Realm Scheme Shareholder opinion. You are therefore strongly encouraged to sign and return the blue Form of Proxy for the Court Meeting as soon as possible. You are also encouraged to sign and return the yellow Form of Proxy for the General Meeting at the same time as the blue Form of Proxy for the Court Meeting or if you hold Realm Shares in CREST, via a CREST Proxy Instruction.

If you have any queries relating to this document or the completion and return of the Forms of Proxy, please call the Realm Shareholder Helpline on 0371 384 2050 or +44 121 415 0259 (if calling from outside the UK). Lines are open Monday to Friday (except public holidays in England and Wales) between 8.30 a.m. and 5.30 p.m.

Calls will be charged at the standard geographic rate and will vary by provider. International calls will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. Please note that the Realm Shareholder Helpline operators cannot provide advice on the merits of the Scheme or the Acquisition or give any financial, legal, investment or tax advice.

20.	Further information

The terms of the Scheme are set out in full in Part VIII (The Scheme of Arrangement) of this document. Your attention is also drawn to the further information contained in Part III (Conditions to and Further Terms of the Scheme and the Acquisition), Part IV (Financial Information) and Part V (Additional Information).

PART III
CONDITIONS TO AND FURTHER TERMS OF THE SCHEME AND THE ACQUISITION

Part A

Conditions to the Scheme and the Acquisition

The Acquisition will be governed by English law and will be subject to the exclusive jurisdiction of the English courts.

The Acquisition is conditional upon the Scheme becoming unconditional and becoming Effective, by no later than 11.59 p.m. on the Long Stop Date.

Scheme approval

A.	The Scheme will be conditional upon:

(i)

(A)	its approval by a majority in number representing not less than 75 per cent. in value of the Realm Shareholders (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting; and

(B)	the Court Meeting and any separate class meeting which may be required by the Court or any adjournment of any such meeting being held on or before 16 July 2019 (or such later date, if any, as Essa and Realm may agree and the Court may allow);

(ii)

(A)	all resolutions necessary to approve and implement the Scheme and to approve certain related matters being duly passed by the requisite majorities at the General Meeting or at any adjournment of that meeting;

(B)	the General Meeting or any adjournment of that meeting being held on or before 16 July 2019 (or such later date, if any, as Essa and Realm may agree and the Court may allow); and

(iii)

(A)	the sanction of the Scheme by the Court with or without modification (but subject to any such modification being acceptable to Essa and Realm) and the delivery of a copy of the Court Order to the Registrar of Companies; and

(B)	the Court Hearing being held on or before the date immediately preceding the Long Stop Date (or such later date, if any, as Essa and Realm may agree and the Court may allow).

If any Condition referred to in paragraphs A(i) to A(iii) above is not capable of being satisfied by the date specified therein, Essa shall make an announcement as soon as practicable and, in any event, by not later than 7.00 a.m. (New York time) on the Business Day following the date so specified, stating whether Essa has invoked that Condition or, with the agreement of Realm, specified a new date by which that Condition must be satisfied.

In addition, Essa and Realm have agreed that the Acquisition is conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme Effective will not be taken unless the following Conditions have been satisfied or, where relevant, waived:

Realm Net Cash Amount

B.	on the Effective Date, Realm shall have a minimum Realm Net Cash Amount of US$19,500,000;

Essa listings

C.
(i)	the listing of the New Essa Shares having been conditionally approved by the TSXV, subject only to standard listing conditions;

(ii)	Essa having received the Nasdaq Approval; and

(iii)	the Essa Shares remaining listed for trading on TSXV and Nasdaq and neither exchange having provided a notice of delisting thereof or indicated any intention to delist the Essa Shares;

Section 3(a)(10) Exemption

D.	all of the requirements of the Section 3(a)(10) Exemption, other than those that would be satisfied by the occurrence of the Court Hearing and the sanction of the Scheme at the Court Hearing, being met;

Accuracy of representations and warranties

E.

(i)	the representations and warranties set out in clause 11.1 of the Implementation Agreement shall be true and correct in all respects as at the date of the Implementation Agreement and as at 11.59 p.m. on the date immediately preceding the date of the Court Hearing, as though made as at 11.59 p.m. on the date immediately preceding the date of the Court Hearing (except to the extent such representations and warranties are made as at an earlier date, in which case as at such earlier date), except where (save in respect of the representation and warranty given in clause 11.1(j)(i)) such failure(s) to be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and

(ii)	the representations and warranties set out in clause 11.2 of the Implementation Agreement shall be true and correct in all respects as at the date of the Implementation Agreement and as at 11.59 p.m. on the date immediately preceding the date of the Court Hearing, as though made as at 11.59 p.m. on the date immediately preceding the date of the Court Hearing (except to the extent such representations and warranties are made as at an earlier date, in which case as at such earlier date), except (save in respect of the representation and warranty given in clause 11.2(n)(i)) where such failure(s) to be true and correct (without giving effect to any materiality or Bidder Material Adverse Effect qualifications set forth therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Bidder Material Adverse Effect; and

Delivery of officer’s certificates

F.

(i)	Realm shall have delivered to Essa a certificate, effective as of 9.00 a.m. on the date of the Court Hearing and signed by an authorised officer of Realm, that the conditions in paragraphs B, D and E(i) have been satisfied; and

(ii)	Essa shall have delivered to Realm a certificate, effective as of 9.00 a.m. on the date of the Court Hearing and signed by an authorised officer of Essa, that the conditions in paragraphs C and E(ii) have been satisfied.

Part B

Waiver and Invocation of the Conditions

Essa reserves the right to waive, in whole or in part, Conditions A(i)(B), A(ii)(B), A(iii)(B), B, E(i) and F(i).

Realm reserves the right to waive, in whole or in part, Conditions C, D, E(ii) and F(ii).

Conditions A(i)(A), A(ii)(A) and A(iii)(A) cannot be waived.

The Acquisition is subject to the satisfaction (or waiver, if permitted) of the Conditions in Part A above, and to certain further terms set out in Part C below, and to the full terms and conditions set out in this document.

Conditions A(i), A(ii), B, E(i) and F(i) must be fulfilled, determined by Essa and Conditions C, D, E(ii), and F(ii) must be fulfilled, determined by Realm, to be or to remain satisfied or (if permitted under this Part B and capable of waiver) waived, by no later than 9.00 a.m. on the date of the Court Hearing, failing which the Acquisition will lapse.

Neither party shall be under any obligation to waive or treat as satisfied any of Conditions B to F (inclusive) by a date earlier than the latest date specified above for the fulfilment or waiver thereof, notwithstanding that the other Conditions to the Acquisition may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

Part C

Certain further terms of the Acquisition

The Acquisition will lapse if the Scheme does not become Effective by 11.59 p.m. on the Long Stop Date.

The availability of the Acquisition to persons not resident in the U.K. or U.S. may be affected by the Laws of the relevant jurisdictions. Persons who are not resident in the U.K. or U.S. should inform themselves about, and observe, any applicable requirements. Realm Shareholders who are in any doubt about such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay and observe any applicable requirements.

This Acquisition will be governed by English law and be subject to the jurisdiction of the English courts.

Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

The Realm Shares will be acquired by Essa with full title guarantee, fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing at the Effective Date or thereafter attaching thereto, including (without limitation) the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after the Effective Date in respect of the Realm Shares.

The New Essa Shares to be issued under the Scheme will be issued and allotted with full title guarantee, credited as fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing at the date of issue of the New Essa Shares or thereafter attaching thereto, including (without limitation) the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital made on or after the Effective Date in respect of the Essa Shares and otherwise shall rank pari passu with the issued Essa Shares.

Fractions of New Essa Shares shall not be allotted or issued to Realm Shareholders pursuant to the Scheme, and the aggregate number of New Essa Shares to which a holder of Realm Scheme Shares would be entitled pursuant to the Scheme shall be rounded down to the nearest whole number of New Essa Shares. All fractions of New Essa Shares to which Realm Scheme Shareholders would otherwise have become entitled shall be aggregated and allotted and issued to a person appointed by Essa and sold in the market as soon as practicable after the Effective Date. The net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale (including any amounts in respect of value added tax)) will be distributed by Essa in due proportions to Realm Scheme Shareholders who would otherwise have been entitled to fractions of New Essa Shares. For the purposes of determining fractional entitlements, each member’s holding which is recorded in the register of members of Realm by reference to a separate designation at the Effective Date, whether in certificated or uncertificated form, shall be treated as a separate holding.

The Acquisition is not being conducted, directly or indirectly, in, into or from, or by use of the mails of, or by any means of instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, any jurisdiction where to do so would violate the laws of that jurisdiction.

The Acquisition is governed by the laws of England and Wales and is subject to the jurisdiction of the English courts and to the Conditions and further terms set out in this document. The Acquisition is subject to the applicable requirements of the Companies Act 2006 and the Court.

PART IV
FINANCIAL INFORMATION

Part A: Financial Information relating to Realm

The following sets out financial information in respect of Realm. The documents referred to below, the contents of which have previously been filed with Companies House or the SEC, as so indicated, are incorporated into this document by reference:

Financial Information	Reference
Annual report for the financial year ended 31 December 2017 as filed at Companies House	http://ir.realmtx.com/static-files/92e50529-2924-45b1-97b0-c73ae6b57c85

Annual report for the financial year ended 31 December 2018 as filed at Companies House	http://ir.realmtx.com/static-files/4a34f656-1c37-43f9-9f0e-7a5c8cc4e089

Form 20-F for the year ended 31 December 2018 as filed with the SEC	http://ir.realmtx.com/sec-filings/sec-filing/20-f/0001718903-19-000002

Part B: Financial Information relating to Essa

The following sets out financial information in respect of Essa. The documents referred to below, the contents of which have previously been filed with the SEC, are incorporated into this document by reference:

Financial Information	Reference
Audited consolidated accounts for the financial year ended 30 September 2017	http://www.essapharma.com/wp-content/uploads/2017/12/ESSA-FS-YE-Sept-30-2017-FINAL.pdf

Audited consolidated accounts for the financial year ended 30 September 2018	http://www.essapharma.com/wp-content/uploads/2016/12/ESSA-FS-YE-Sept-30-2018-FINAL.pdf

Form 20-F for the year ended 30 September 2018 as filed with the SEC	https://www.sec.gov/Archives/edgar/data/1633932/000127956918002468/t v507810_20f.htm

No incorporation of website information

Save as expressly referred to herein, neither the content of Essa’s or Realm’s websites, nor the contents of any website accessible from hyperlinks from Essa’s or Realm’s website, is incorporated into, or forms part of, this document.

PART V
ADDITIONAL INFORMATION

1.	Responsibility

(a)	The Realm Directors, whose names are set out in paragraph 2(a) below, each accept responsibility for the information contained in this document other than the information for which responsibility is taken by others pursuant to paragraph 1(b) below. To the best of the knowledge and belief of the Realm Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b)	The Responsible Essa Director, whose name is set out in paragraph 2(b) below, accepts responsibility for the information contained in this document relating to Essa, the Essa Group and the Responsible Essa Director (including their immediate families, related trusts and persons connected with them). To the best of the knowledge and belief of the Responsible Essa Director (who has taken all reasonable care to ensure that such is the case), the information contained in this document for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors

(a)	The Realm Directors and their respective positions in Realm are as follows:

Name	Position
Charles Spicer . . . . . . . . . . . . . . . .	Non-Executive Chairman
Alex Martin . . . . . . .. . . . . . . . . . . .	Chief Executive Officer and Executive Director
Marella Thorell . . . . .. . . . . . . . . . .	Chief Financial Officer and Chief Operating Officer, Executive Director and Company Secretary
Joseph William Birkett* .. . . . . . . . .	Senior Independent Non-Executive Director
Balkrishan (Simba) Gill, PhD. . . . .	Non-Executive Director
Ivan Gergel, MD*. . . . .. . . . . . . . . . .	Independent Non-Executive Director
Sanford (Sandy) Zweifach .. . . . . . .	Non-Executive Director

The registered office of Realm and each of the Realm Directors is Cannon Place, 78 Cannon Street, London, EC4N 6AF.

* As part of Realm’s winding down and cost reduction activities, Mr. Birkett and Dr. Gergel have both tendered their resignations from the Realm Board, such resignations to take effect on 31 May 2019.

(b)	The Responsible Essa Director and his position in Essa is as follows:

Name	Position
David R. Parkinson	President, Chief Executive Officer and Director

(c)	The Essa Directors and their respective positions in Essa are as follows:

Name	Position
Dr. Raymond Andersen . . . . .. . . . . . .	Chief Technical Officer and Director
Franklin Berger . . . . . . . . . . . . . . . . .. .	Director
Richard M. Glickman . . . . . . . . . . . . .	Chairman and Director
Scott Requadt. . . . . . . . . . . . . . . . . . .. .	Director
Dr. Marianne Sadar . . . . . . . . . . . . . . .	Chief Scientific Officer and Director
Gary Sollis . . . . . . . . . . . . . . . . . . .. . . .	Director
Dr. Otello Stampacchia . . . . . . . . . . . .	Director
David. R. Parkinson. . . . . . . . . . . . . . . ..	President, Chief Executive Officer and Director

The registered office of Essa and of the Responsible Essa Director and Essa Directors is Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

3.	Market quotations

Set out below are the Closing Prices of Realm ADSs as derived from Nasdaq on:

(i)	the first dealing day in each of the six months immediately before the date of this document; and

(ii)	24 May 2019 (the last practicable date prior to the publication of this document).

Date	Realm ADSs (US$)
3 December 2018	2.45
2 January 2019	1.98
1 February 2019	2.58
1 March 2019	3.43
1 April 2019	4.00
1 May 2019	3.70
24 May 2019	2.89

4.	Interests of Realm Non-Employee Directors and Executive Officers

In considering the recommendation of the Realm Board that you vote in favour of the Scheme and the Resolution, you should be aware that aside from their interests as Realm Shareholders, Realm’s Non-Employee Directors and executive officers have interests in the Acquisition that may be different from, or in addition to those of Realm Shareholders generally. Members of the Realm Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Implementation Agreement and the Acquisition and in recommending to Realm Shareholders that they vote in favour of the Scheme and the Resolution. See the section entitled “Reasons for the Realm Board recommendation” in paragraph 5 of Part I (Letter from the Chairman of Realm Therapeutics plc). These interests are described in more detail and certain of them are quantified in the narrative below.

Indemnification of Realm Directors and Officers

The rights of Realm Directors and officers to indemnification and directors’ and officers’ liability insurance will survive following the Scheme becoming Effective.

Executive Officer Employment Agreements and Severance Program

Each of Realm’s Chief Executive Officer and Chief Financial Officer is party to an employment agreement with Realm. The employment agreements provide for severance benefits in connection with a qualifying termination and upon execution of a general release. In the event of such a qualifying termination, which the Acquisition would constitute, the executive officer would be entitled to cash severance in an amount equal to twelve months of base salary and car allowance continuation, lump sum cash bonus for 2019, and continuation of certain health coverage benefits for up to twelve months. The table below sets forth an estimate of the value of the cash severance, bonus, and health coverage benefits each executive officer would be eligible to receive in accordance with such individual’s employment agreement upon experiencing a qualifying termination in connection with the completion of the Acquisition.

Executive Director	Salary and car allowance for separation period	2019 Bonus	Cost of continuing medical insurance benefits	Total
Alex Martin	US$388,000	US$185,000	US$42,055	US$615,055
Marella Thorell	US$312,000	US$150,000	US$28,656	US$490,656

5.	Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of Realm Shares as at 24 May 2019 by: (i) each Realm Director; (ii) each Realm named officer; (iii) all of the Realm Directors and officers as a group; and (iv) each person, or group of affiliated persons, known by Realm to beneficially own more than 5 per cent. of the issued share capital. Unless otherwise indicated, the persons or entities identified in the table have sole voting and investment power with respect to all Realm Shares shown as beneficially owned by them, subject to applicable community property laws.

Information with respect to beneficial ownership has been furnished by each Realm Director and executive officer. With respect to beneficial owners of more than 5 per cent. of the issued share capital of Realm, information is based on information filed with the SEC or as provided to Realm by the investor or through their beneficial ownership research. Realm has determined beneficial ownership in accordance with the rules of the SEC. The rules require inclusion of shares issuable to such persons within 60 days after 29 May 2019. These shares are deemed to be outstanding and beneficially owned by the person holding the right to issuance for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership calculations are based on 116,561,917 Realm Shares outstanding as at 24 May 2019.

Except as otherwise indicated in the table below, addresses of the directors, officers and named beneficial owners are in care of Realm Therapeutics plc, Cannon Place, 78 Cannon Street, London, EC4N 6AF.

	Ordinary Shares Beneficially Owned(1)
Name of Beneficial Owner	Number	Percent
Greater than 5% Shareholders
OrbiMed Private Investments VI, LP(2)	25,537,109	21.91
BVF Partners LP(3) *	22,744,016	19.51
BAVARIA Industries Group AG(4)	6,944,948	5.96
Sussex Trading Company Limited(5)	6,148,880	5.28
Daniel Hegglin(6)	5,849,091	5.02
Named Officers and Directors
Alex Martin(7)	248,115	*
Marella Thorell(8)	50,000	*
Charles Spicer(9)	273,930	*
Joseph William Birkett	-	*
Ivan Gergel, M.D.	-	*
Balkrishan (Simba) Gill, PhD	-	*
Sanford (Sandy) Zweifach	-	*
All of our current officers and directors, as a group (7 persons)	572,045(10)	*

*Indicates beneficial ownership of less than one percent of Realm’s ordinary shares.

(1) Number of shares owned as shown both in this table and the accompanying footnotes is based on 116,561,917 Realm Shares outstanding on 24 May 2019. Each Realm ADS represents 25 Realm Shares.

(2) All shares held in the form of Realm ADSs, except for a small residual number left from the conversion to Realm ADSs which are held as ordinary shares. OrbiMed Capital GP VI LLC or GP VI is the sole general partner of OrbiMed Private Investments VI, LP or OPI VI. OrbiMed Advisors LLC or OrbiMed Advisors, is the managing member of GP VI. By virtue of such relationships, GP VI and OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by OPI VI and as a result may be deemed to have beneficial ownership of such shares. Advisors exercises investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein. Each of GP VI, OrbiMed Advisors, Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein disclaims beneficial ownership of the shares held by OPI VI, except to the extent of its or his pecuniary interest therein if any. The address of these entities is 601 Lexington Avenue, 54th floor, New York, New York 10022.

(3) All shares held in the form of Realm ADSs except for a small residual number left from the conversion to Realm ADSs which are held as ordinary shares. The address of BVF Partners LP is One Sansome Street 30th Floor, San Francisco, CA 94949

(4) Primarily held in the form of Realm ADSs.

(5) All shares held in the form of Realm ADSs except for a small residual number left from the conversion to Realm ADSs which are held as ordinary shares.

(6) All shares held in the form of Realm ADSs except for a small residual number left from the conversion to Realm ADSs which are held as ordinary shares.

(7) All shares held in the form of Realm ADSs except for a small residual number left from the conversion to Realm ADSs which are held as ordinary shares.

(8) All held in the form of Realm ADSs.

(9) All shares held in the form of Realm ADSs except for a small residual number left from the conversion to Realm ADSs which are held as ordinary shares.

(10) All shares held in the form of Realm ADSs except for a small residual number left from the conversion to Realm ADSs which are held as ordinary shares.

* In addition to its holding in Realm listed in the above table, BVF Partners LP holds approximately 9.2 per cent. of the issued and outstanding capital of Essa and upon the full exercise of its Pre-Funded Warrants would hold approximately 16.7 per cent. of the issued and outstanding share capital of Essa, excluding the impact of the Scheme becoming Effective.

6.	United Kingdom and United States taxation

United Kingdom taxation

The following paragraphs are intended as a general guide to current U.K. tax law and HMRC published practice applying as of the date of this document (both of which are subject to change at any time, possibly with retrospective effect).

They do not constitute legal or tax advice and do not purport to be a complete analysis of all U.K. tax considerations relating to the Scheme.

Unless otherwise specified, they relate only to persons who are absolute beneficial owners of their Realm Shares or Realm ADSs (and where such Realm Shares or Realm ADSs are held as investments, and are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who are resident (and in the case of individuals, domiciled or deemed domiciled) for tax purposes solely in the United Kingdom and do not have a permanent establishment, branch or agency in any jurisdiction with which the holding of the Realm Shares or Realm ADSs is connected.

These paragraphs are written on the basis that Realm is and remains solely resident in the United Kingdom for tax purposes and does not (and will not) derive 75% or more of its qualifying assets value from U.K. land.

These paragraphs may not relate to certain classes of Realm Shareholders and Realm ADS Holders, such as (but not limited to):

•	persons who are connected with Realm;

•	insurance companies;

•	charities;

•	pension schemes;

•	brokers or dealers in securities or persons who hold Realm Shares or Realm ADSs otherwise than as an investment;

•	persons who have (or are deemed to have) acquired their Realm Shares or Realm ADSs by virtue of an office or employment or who are or have been officers or employees of Realm or any of its affiliates; and

•	individuals who are subject to U.K. taxation on a remittance basis.

The decision of the First-tier Tribunal (Tax Chamber) in HSBC Holdings PLC and The Bank of New York Mellon Corporation v HMRC (2012) casts some doubt on whether a holder of a depositary receipt is the beneficial owner of the underlying shares. However, based on published HMRC guidance we would expect that HMRC will regard a Realm ADS Holder as holding the beneficial interest in the underlying Realm Shares and any dividends paid in respect of the underlying Realm Shares (where the dividends are regarded for U.K. purposes as that person’s own income) for U.K. direct tax purposes.

Realm Shareholders, Realm ADS Holders or prospective holders who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers immediately.

Tax consequences of the Scheme

Chargeable gains

To the extent that a Realm Shareholder transfers Realm Shares under the Scheme in return for New Essa Shares and does not hold (either alone or together with connected persons) more than 5 per cent. of, or of any class of, shares in or debentures of Realm (either directly or through holding Realm ADSs), that Realm Shareholder will not be treated as having made a disposal of Realm Shares for UK capital gains tax purposes. Instead, the New Essa Shares should be treated as the same asset as those Realm Shares, and as acquired at the same time and for the same consideration as those shares.

Realm Shareholders who, alone or together with connected persons, hold more than 5 per cent. of, or of any class of, shares in or debentures of Realm may be eligible for the treatment described in the preceding paragraph only if the transaction is effected for bona fide commercial reasons and not for tax avoidance purposes. Such Realm Shareholders are advised that no clearance has been or will be sought under section 138 of the Taxation of Chargeable Gains Act 1992 to ascertain that HMRC will not seek to assert that the treatment described in the preceding paragraph does not apply.

In respect of the position of Realm ADS Holders, although the HMRC guidance referred to above does not expressly consider the circumstances arising under the Scheme, on the basis of that guidance and that the New Essa Shares will be held by the Realm Depositary as “Deposited Property” under the terms of the Deposit Agreement, we anticipate that the same tax treatment as described in the preceding paragraphs will apply to Realm ADS Holders as it does to Realm Shareholders. This is on the basis that we anticipate that the Realm ADS Holders should be treated by HMRC as holding the beneficial interest in the underlying Realm Shares, and the issue to the Realm Depositary of the New Essa Shares should be treated by HMRC as the issue of the beneficial interest in New Essa Shares to Realm ADS Holders in exchange for their beneficial interest in the Realm Shares. We anticipate that the same tax treatment will apply to Realm Shareholders who receive New Essa Shares represented by Essa CDIs on the basis that CREST Depositary Limited will hold the New Essa Shares on trust (as bare trustee under English law) for the holders of Realm Scheme Shares in uncertificated form.

Realm Shareholders receiving cash on sale of fractional entitlements to New Essa Shares

If a Realm Shareholder receives cash as a result of the sale of aggregated fractions of New Essa Shares, this should, except to the extent referred to in the next paragraph, be treated as a disposal or a part disposal of its Realm Shares which may, depending on the shareholder’s circumstances (including the availability of exemptions), give rise to a liability to capital gains tax or corporation tax on chargeable gains (as applicable).

Where a Realm Shareholder receives cash in respect of the sale of fractional entitlements to New Essa Shares under the Scheme, the expectation is that such cash will be treated as “small” (under current HMRC practice). Accordingly, the Realm Shareholder should not generally be treated as having made a disposal or part disposal of the Realm Shares in respect of which the cash was received, so that no immediate liability to capital gains tax or corporation tax on chargeable gains (as applicable) will arise. Instead, the cash will be deducted from the base cost of the Realm Shares, and therefore from the base cost of those New Essa Shares issued as consideration for those Realm Shares, for the purposes of computing any chargeable gain or allowable loss on a subsequent disposal of those New Essa Shares.

Under current HMRC practice, any cash payment of £3,000 or less or which is 5 per cent. or less of the market value of a Realm Shareholder’s holding of Realm Shares immediately prior to the disposal should generally be treated as small for these purposes.

As above, we anticipate that the same tax treatment as described in the preceding paragraphs will apply to Realm ADS Holders as it does to Realm Shareholders on the basis of HMRC guidance.

Transactions in Securities

Under the provisions of Chapter 1 of Part 13 of the Income Tax Act 2007 and Part 15 of the Corporation Tax Act 2010, HMRC can, in certain circumstances, counteract tax advantages arising in relation to a transaction or transactions in securities (which would include the Scheme). If these provisions were to be applied by HMRC to the proposed Scheme, in broad terms, Realm Shareholders or Realm ADS Holders might be liable to taxation as if they had received an income amount.

No application has been made to HMRC for clearance in respect of the application of Part 13 of the Income Tax Act 2007 or Part 15 of the Corporation Tax Act 2010 to the Scheme. Any Realm Shareholder or Realm ADS Holder which is in any doubt as to its tax position in the light of its own particular circumstances should take appropriate professional advice.

UK stamp duty and stamp duty reserve tax

No UK stamp duty or stamp duty reserve tax will be payable by the Realm Shareholders or Realm ADS Holders in respect of the transfer of the Realm Shares or on the issue of the New Essa Shares, in each case, pursuant to the Scheme.

United States taxation

The following discussion is a summary of certain material U.S. federal income tax considerations relevant to Realm Scheme Shareholders that are U.S. Holders (as defined below) of the exchange of Realm Shares or Realm ADSs, as applicable, for New Essa Shares and, if applicable, cash received in lieu of fractional New Essa Shares. This summary is not a comprehensive description of all tax considerations that may be relevant to any particular holder. It addresses only U.S. Holders that hold their Realm Shares or Realm ADSs as capital assets (generally, property held for investment purposes) and use the U.S. dollar as their functional currency. It does not address the tax treatment of Realm Scheme Shareholders subject to special rules, such as banks, dealers, traders in securities that mark-to-market, insurance companies, tax-exempt entities, regulated investment companies, real estate investment trusts, individual retirement accounts and other tax-deferred accounts, persons that at any time have held ten per cent. (10%) or more of the stock of Realm (directly, indirectly or constructively) or following completion of the Acquisition will hold five per cent. (5%) or more of the stock of Essa (directly, indirectly or constructively), U.S. expatriates, persons holding Realm Shares or Realm ADSs as part of a hedging, straddle, conversion, integrated, constructive sale or constructive ownership transaction, persons whose Realm Shares or Realm ADSs were received in connection with the performance of services, partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) and partners in such partnerships or persons liable for the alternative minimum tax. This summary does not address U.S. estate or gift tax, state and local tax, the Medicare tax on net investment income and non-U.S. or other tax considerations. Realm Scheme Shareholders that are subject to special provisions, including Realm Scheme Shareholders described above, should consult their own tax advisors regarding the tax consequences of the Acquisition and the ownership and disposition of New Essa Shares. This summary is for general information only; it is not a substitute for tax advice.

This summary is based on the Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as of the date of this document and all subject to change at any time, possibly with retroactive effect. We have not requested, and do not intend to request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below. There can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe in this document.

As used in this summary, a “U.S. Holder” is a Realm Scheme Shareholder that is a beneficial owner of Realm Shares or Realm ADSs (and, after the Acquisition, of New Essa Shares) who, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organised in or under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorised to control all substantial decisions of the trust, or (B) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in a partnership (or equity holder in any other pass-through entity) that holds Realm Shares or Realm ADSs (and, after the Acquisition, of New Essa Shares) will depend on the status of the partner (or equity holder) and the activities of the partnership (or other pass-through entity). Partnerships (and other pass-through entities) should consult their own tax advisers concerning the U.S. federal income tax consequences to their partners (or equity holders) of participating in the Acquisition.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL REALM SCHEME SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF PARTICIPATING IN THE ACQUISITION INCLUDING THE APPLICABILITY AND EFFECT OF US STATE AND LOCAL, NON-US OR OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Tax Considerations for U.S. Holders Relating to the Scheme

Subject to the discussion under “Tax Consequences of Section 351 Exchange” below, the Acquisition is expected to be a taxable event for U.S. federal income tax purposes and each U.S. Holder is expected to recognise gain or loss with respect to its Realm Shares or Realm ADSs, measured by the difference between the amount of consideration (including any cash for received by a U.S. Holder for fractional shares) paid to such U.S. Holder and such U.S. Holder’s adjusted tax basis in its Realm Shares or Realm ADSs, as applicable.

The tax discussion in the rest of this paragraph is based upon the assumption that participation in the Acquisition is treated as a taxable event for Realm Scheme Shareholders unless otherwise noted. If a U.S. Holder acquired Realm Shares or Realm ADSs by purchase, the U.S. Holder’s adjusted tax basis in its Realm Shares or Realm ADSs will generally equal the amount the U.S. Holder paid for the relevant Realm Shares or Realm ADSs, less any returns of capital that the U.S. Holder might have received with regard to the relevant Realm Shares or Realm ADSs. In the case of a U.S. Holder who owns multiple blocks of Realm Shares or Realm ADSs (blocks of Realm Shares or Realm ADSs acquired separately at different times and/or prices), gain or loss and holding period must be calculated and accounted for separately for each block. Subject to the passive foreign investment company rules discussed below under the heading “Passive Foreign Investment Company Rules and Related Tax Consequences,” the gain or loss on the sale of Realm Shares or Realm ADSs will constitute long-term capital gain or loss if the Realm Shares or Realm ADSs have been held for more than one year as at the Effective Date. A U.S. Holder’s ability to deduct capital losses is subject to several limitations. The gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The U.S. tax consequences for a U.S. Holder whose Realm Shares or Realm ADSs are treated as stock in a “PFIC” (as defined below) are described below in the discussion of dispositions of PFIC stock under the heading “Passive Foreign Investment Company Rules and Related Tax Consequences”.

Tax Consequences of Section 351 Exchange

Following the Effective Date, Essa may raise funds through an additional equity financing. If the Acquisition and such additional equity financing are treated as an integrated transaction for U.S. income tax purposes, it is possible that there could be sufficient ownership of Essa by Realm Scheme Shareholders, and the investors in the equity financing following the completion of such financing (including any applicable Essa Shares held by such persons) that the Acquisition (if treated as an integrated transaction with the equity financing) could be treated as an exchange described under Section 351 of the Code. If the Acquisition is treated as an exchange described under Section 351 of the Code, a U.S. Holder would, subject to the discussion immediately below, recognise no gain or loss on the exchange of Realm Shares or Realm ADSs for New Essa Shares, except for cash received in lieu of fractional New Essa Shares.

Section 1291(f) of the Code states that, to the extent provided in U.S. Treasury regulations, any gain realised on the transfer of stock in a PFIC must be recognised, notwithstanding any other provision of law. Pursuant to proposed U.S. Treasury regulations issued under Section 1291(f) of the Code, U.S. Holders would recognise gain (beyond gain that would otherwise be recognised under the applicable non-recognition rules) on the disposition of stock in a PFIC, even if the disposition otherwise qualified for non-recognition treatment as an exchange described under Section 351 of the Code, unless the PFIC stock were exchanged solely for stock of another corporation that also qualified as a PFIC. Any such gain recognise by any such U.S. Holder would generally be taxed as described below in the discussion of dispositions of PFIC stock under the heading “Passive Foreign Investment Company Rules and Related Tax Consequences”. If finalised in their current form, these proposed PFIC regulations would be effective for transactions occurring on or after April 11, 1992, including the Acquisition. Each of Realm and Essa believes that it has been classified as PFIC in the past and may be classified as a PFIC for the current taxable year. Essa’s actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year. Assuming Essa is a PFIC for the current taxable year, these proposed PFIC regulations would not impact the treatment of the Acquisition if it were to be treated as an exchange described under Section 351 of the Code.

On or before March 1, 2020, Essa intends to use commercially reasonable efforts, which may include consulting with applicable tax counsel but will not include obtaining an opinion of counsel or other written tax advice or seeking a ruling from the IRS, to determine whether the Acquisition qualified as a transaction described in Section 351 of the Code. Essa intends to post IRS Form 8937 to the investor relations section of its website in the case that it determines that the Acquisition is likely to be treated as an exchange described in Section 351 of the Code. Realm Scheme Shareholders should assume that the Acquisition did not qualify as an exchange described under Section 351 of the Code if Essa does not post an IRS Form 8937 on its website by March 1, 2020. Any determination made by Essa is not binding on the IRS. Each U.S. Holder should consult its own U.S. tax advisor as to whether the Acquisition to qualifies as an exchange under Section 351 of the Code and to determine the appropriate reporting and applicable tax return to file with respect to the Acquisition. The failure to properly file applicable tax returns could have adverse consequences for a U.S. Holder.

Tax Considerations for U.S. Holders of Holding New Essa Shares

Distributions on New Essa Shares

In general, subject to the passive foreign investment company rules discussed below, the gross amount of any distribution received by a U.S. Holder with respect to the New Essa Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to Essa’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Essa does not intend to calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes. Subject to the passive foreign investment company rules discussed below, distributions on New Essa Shares to certain non-corporate U.S. Holders that are treated as dividends may be taxed at preferential rates provided Essa is not treated as a PFIC (as defined below) in the year such dividend is paid or in the preceding year. Such dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations.

The amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the U.S. dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognise foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognise foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will be treated as U.S. source ordinary income or loss.

Distributions on New Essa Shares that are treated as dividends generally will constitute income from sources outside the United States and generally will be categorised for U.S. foreign tax credit purposes as “passive category income.” A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of the New Essa Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

Sale, Exchange or Other Taxable Disposition of New Essa Shares

A U.S. Holder generally will recognise gain or loss on the sale, exchange or other taxable disposition of New Essa Shares in an amount equal to the difference, if any, between the amount realised on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the New Essa Shares exchanged therefor. Subject to the passive foreign investment company rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of the sale, exchange or other taxable disposition, the New Essa Shares have been held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules

A foreign corporation will be considered a passive foreign investment company (“PFIC”) for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties, and certain gains. Interest, dividends, rents and royalties received from a related person (within the meaning of the PFIC rules) are excluded from passive income to the extent such payments are properly allocable to the active income of such related person. Moreover, for purposes of determining if the foreign corporation is a PFIC, if the foreign corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. Essa believes that it was classified as a PFIC for the taxable year ending September 30, 2018, and Essa believes it may be classified as a PFIC for the current taxable year and in future taxable years. However, Essa’s actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year.

If Essa is classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of New Essa Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of New Essa Shares as if such items had been earned rateably over each day in the U.S. Holder’s holding period (or a portion thereof) for the New Essa Shares. The amounts allocated to the taxable year during which the gain is realised or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which Essa is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realised or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganisations and use of New Essa Shares as security for a loan may be treated as a taxable disposition of the New Essa Shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a Common Share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the New Essa Shares).

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which Essa is treated as a PFIC with respect to such U.S. Holder and any of its subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in Essa.

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC. Consequently, if Essa is classified as a PFIC, it could be advantageous for a U.S. Holder to elect to treat the Company as a “qualified electing fund” (a “QEF”) with respect to such U.S. Holder in the first year in which it holds New Essa Shares. If a U.S. Holder makes a timely QEF election with respect to the Company, the electing U.S. Holder would be required in each taxable year that the Company is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Company and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of the Company, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in New Essa Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the New Essa Shares and will not be taxed again as distributions to the U.S. Holder.

A QEF election made with respect to Essa will not apply to any Subsidiary PFIC; a QEF election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).

If Essa determines that it, and any subsidiary in which Essa owns, directly or indirectly, more than 50% of such subsidiary’s total aggregate voting power, is likely a PFIC in any taxable year, Essa intends to make available to U.S. Holders, upon request and in accordance with applicable procedures, a “PFIC Annual Information Statement” with respect to Essa and any such subsidiary for such taxable year. The “PFIC Annual Information Statement” may be used by U.S. Holders for purposes of complying with the reporting requirements applicable to a QEF election with respect to Essa and any Subsidiary PFIC.

The U.S. federal income tax on any gain from the disposition of New Essa Shares or from the receipt of Excess Distributions may be greater than the tax if a timely QEF election is made. It is recommended that, if Essa were to be classified as a PFIC, a U.S. Holder carefully consider whether to make a QEF election with respect to Essa and any Subsidiary PFIC.

Alternatively, if Essa were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (instead of a QEF election), provided the New Essa Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury regulations. However, a U.S. Holder will not be permitted to make a mark-to-market election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election, as well as the advisability of making a protective QEF election in case Essa is classified as a PFIC in any taxable year.

During any taxable year in which Essa or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder generally may be required to file IRS Form 8621. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in New Essa Shares, subject to certain exceptions (including an exception for New Essa Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in New Essa Shares. U.S. Holders should consult their own tax advisers regarding information reporting requirements relating to their ownership of New Essa Shares.

Backup Withholding

Generally, backup withholding will apply to U.S. Holders selling their Realm Shares or Realm ADSs unless they provide a correct taxpayer identification number and make appropriate certifications concerning, or otherwise establish that they are exempt from, backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS by the U.S. Holder. U.S. Holders are urged to consult their tax advisers regarding the imposition of backup withholding and information reporting with respect to distributions on or dispositions of their Realm Shares or Realm ADSs. Non-U.S. Holders are generally exempt from backup withholding, but such Non-U.S. Holders may have to comply with certification procedures to prove entitlement to this exemption.

7.	Irrevocable Undertakings

Essa has received Irrevocable Undertakings to vote or procure votes in favour of the resolutions relating to the Scheme at the Realm Shareholder Meetings from Charles Spicer, Alex Martin, Marella Thorell and, each a Realm Director, in respect of their entire beneficial holdings, amounting to 572,045 Realm Shares representing approximately 0.49 per cent. of the issued ordinary share capital of Realm on 24 May 2019 (being the last practicable date prior to the publication of this document).

In addition to the irrevocable undertakings to vote or procure votes in favour of the resolution that Essa has obtained from certain Realm Directors, Essa has also received irrevocable undertakings from BVF Partners LP, OrbiMed Private Investments VI, LP, Oracle Management Limited and Sussex Trading Company Limited, each Realm Shareholders and/or Realm ADS Holders, to vote or procure votes in favour of the resolutions relating to the Scheme at the Realm Shareholder Meetings in respect of their entire beneficial holdings, amounting to 59,840,201 Realm Shares, in aggregate, representing approximately 51.34 per cent. of the issued ordinary share capital of Realm as at 24 May 2019 (being the last practicable date prior to the publication of this document).

8.	Service contracts and remuneration of Realm Directors

Each of the service contracts currently in force between any director or proposed director of Realm or any of its subsidiaries will be terminated with effect on or before the Effective Date.

9.	Offer-related arrangements

Implementation Agreement

Explanatory Note Regarding the Implementation Agreement

The following is a summary of the material provisions of the Implementation Agreement, a copy of which is available at www.realmtx.com and under Essa’s profile on the SEDAR website at www.sedar.com. This summary does not purport to be complete and may not contain all of the information about the Implementation Agreement that may be important to shareholders. You should carefully read the Implementation Agreement in its entirety, as the rights and obligations of the parties thereto are governed by the express terms of the Implementation Agreement and not by this summary or any other information contained in this document.

The following summary of the Implementation Agreement is intended to provide information regarding the terms of the Implementation Agreement and is not intended to provide any factual information about Realm or modify or supplement any factual disclosures about Realm in its public reports filed with the SEC. In particular, the Implementation Agreement and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Realm. The representations and warranties contained in the Implementation Agreement were made only for purposes of that agreement and as at specific dates, were solely for the benefit of the parties to the Implementation Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by the parties to each other. You should not rely on the representations and warranties contained in the Implementation Agreement as characterisations of the actual state of facts or condition of Realm, Essa or any of their respective subsidiaries, affiliates or businesses. In addition, information concerning the subject matter of the representations, warranties and covenants may change, which subsequent information may or may not be fully reflected in Realm’s or Essa’s respective public disclosures.

Structure of the Acquisition

The Acquisition will be implemented by means of a scheme of arrangement under Part 26 of the Companies Act 2006. The Scheme involves an application by Realm to the Court to sanction the Scheme, pursuant to which all of the Realm Scheme Shares will be transferred to Essa, in consideration for which holders of Realm Scheme Shares will receive the Consideration. The transfer of the Realm Scheme Shares to Essa, provided for in the Scheme, will result in the entire issued share capital of Realm being held by Essa.

When the Acquisition Becomes Effective

The Acquisition will become Effective once all the Conditions have been satisfied or (where applicable) waived, the Scheme has been sanctioned by the Court and a copy of the Court Order has been delivered to the Registrar of Companies.

Representations and Warranties

The Implementation Agreement contains representations and warranties of Realm, subject to certain exceptions in the Implementation Agreement and in the disclosure schedule delivered in connection with the Implementation Agreement as to, among other things: corporate existence and power; ownership of subsidiaries; corporate authority, consents and approvals relating to the execution, delivery and performance of the Implementation Agreement; capitalisation and indebtedness; SEC filings; financial statements; the absence of any changes, occurrences or developments that has had a material adverse effect with respect to Realm, the absence of certain material changes in the business of Realm since the date of its most recent financial year end; real property; compliance with laws and permits; regulatory matters; anti-corruption and bribery; tax matters; material contracts; environmental matters; insurance; employees and employee benefit plans; and privacy and data security.

The Implementation Agreement also contains broadly reciprocal representations and warranties of Essa subject to certain exceptions in the Implementation Agreement and in the disclosure schedule delivered in connection with the Implementation Agreement.

Some of the representations and warranties in the Implementation Agreement are qualified by materiality qualifications or a “material adverse effect” qualification with respect to either Realm or Essa, as discussed below.

For purposes of the Implementation Agreement, a “material adverse effect” with respect to either Realm or Essa means, subject to certain exceptions described in the definition of “material adverse effect” in the Implementation Agreement, any state of facts, condition, development, circumstance, change, effect or event occurring on or after 15 May 2019 (being the date of the Implementation Agreement) which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the condition (financial or otherwise), business, assets, liabilities or results of operations of Realm or Essa (as applicable) and its subsidiaries, taken as a whole, or (ii) the ability of Realm or Essa (as applicable) to consummate the Acquisition on or before the Long Stop Date.

Conduct of Business Pending the Acquisition

The Implementation Agreement provides that, during the period from 15 May 2019, being the date of the Implementation Agreement, until the earlier of (a) the termination of the Implementation Agreement in accordance with its terms and (b) the Effective Date (the “relevant period”), except (i) as required or otherwise contemplated under the Implementation Agreement or as required by applicable law; (ii) with the written consent of Essa (which will not be unreasonably withheld, conditioned or delayed); or (iii) as set forth in the disclosure schedule delivered in connection with the Implementation Agreement, Realm will, and will cause each of its subsidiaries to preserve intact its material assets (being its cash) and continue wind-down activities and maintain the listing of the Realm ADSs on Nasdaq (to the extent practicable and commercially reasonable).

In addition, during the relevant period, except (i) as required or otherwise contemplated under the Implementation Agreement or as required by applicable law; (ii) with the written consent of Essa (which will not be unreasonably withheld, conditioned or delayed); or (iii) as set forth in the disclosure schedule delivered in connection with the Implementation Agreement, Realm will not, and will cause each of its subsidiaries not to, subject in each case to certain specified exceptions, among other things: authorise or pay any dividends; repurchase, redeem, issue or grant any Realm Shares or other equity interests; amend the Realm Articles; acquire any person or other business organisation; incur or guarantee any indebtedness; amend or modify its material contracts; commence any litigation; establish or adopt any benefit plan; grant or pay any termination payments or bonuses; hire any employees or contractors; enter into any collective bargaining agreement; adopt a plan or agreement of complete or partial liquidation; enter into any new line of business; sell any of its material assets; enter into any transaction with a Realm Shareholder; or make any changes in its accounting methods.

The Implementation Agreement also imposes similar restrictions on Essa’s conduct of business during the relevant period. In addition to those restrictions referred to in the paragraph above but applied in respect of Essa’s business, during this period, except (i) as required or otherwise contemplated under the Implementation Agreement or as required by applicable law; (ii) with the written consent of Realm (which consent shall not be unreasonably withheld, conditioned or delayed); or (iii) as set forth in the disclosure schedule delivered in connection with the Implementation Agreement, Essa shall, and shall cause each of its subsidiaries to conduct their business in the ordinary course, preserve intact its material assets and business organisation and maintain its advantageous relationships with patients, material suppliers, material distributors and regulators.

For the relevant period, save in respect of certain employee share options or with the written consent of Realm (such consent not to be unreasonably withheld, conditioned or delayed) Essa is also prevented from issuing, granting or selling or otherwise disposing of any additional shares of, or other equity interests in, Essa or any of its subsidiaries, or securities convertible into or exchangeable for such shares or equity interests or issue or grant any options, warrants, calls, subscription rights or other rights of any kind to acquire such shares, other equity interests or securities, on terms which, when taken as a whole, can reasonably be considered to be more economically favourable to the person to whom such securities are to be issued than those on which the New Essa Shares are to be issued under the Scheme.

Alternative Proposals; Non-solicitation

Except as expressly permitted by the Implementation Agreement, between 15 May 2019 and the earlier of the termination of the Implementation Agreement in accordance with its terms and the Effective Date, Realm and its subsidiaries will not, directly or indirectly, and will use their reasonable endeavours to cause their representatives not to:

•	continue, and will procure the termination of, any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to an acquisition proposal (as defined below) and Realm confirmed that it has, (i) terminated access to any third party to any data room containing confidential information of Realm and (ii) requested the return or destruction of all confidential information provided to third parties prior to 15 May 2019 that have, since 1 September 2018 entered into confidentiality agreements with Realm relating to a possible acquisition proposal;

•	solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an acquisition proposal;

•	engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with, or for the purpose of soliciting or knowingly encouraging or facilitating, an acquisition proposal or any proposal or offer that could reasonably be expected to lead to an acquisition proposal;

•	enter into any term sheet, letter of intent, implementation agreement, co-operation agreement, acquisition agreement, agreement in principle or similar agreement with respect to an acquisition proposal or any proposal or offer that could reasonably be expected to lead to an acquisition proposal; or

•	waive or release any person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other contract.

Pursuant to the Implementation Agreement, and as used throughout this document, an “acquisition proposal” means any inquiry, proposal or offer from any person (other than Essa) relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of 25% or more (based on the fair market value thereof, as reasonably determined by the Realm Board) of the assets (including share capital of Realm’s subsidiaries) of Realm and its subsidiaries, taken as a whole, or (B) shares carrying 25% or more of the aggregate voting power and economic rights of Realm or (ii) any takeover offer, exchange offer, merger, consolidation, business combination, recapitalisation, liquidation, dissolution, share exchange or similar transaction involving Realm that, if consummated, would result in any person (or the shareholders of any person) owning, directly or indirectly, shares carrying 25% or more of the aggregate voting power and economic rights of Realm or the resulting direct or indirect parent of Realm, other than, in each case, the Acquisition.

Receipt of Competing Acquisition Proposals

If at any time after 15 May 2019 and before the earlier of the termination of the Implementation Agreement in accordance with its terms and the Effective Date, Realm or any of its subsidiaries or any of their representatives receives an unsolicited bona fide written acquisition proposal from any person, which did not result from a breach of the non-solicitation provisions of the Implementation Agreement, then after providing notice to Essa, Realm and its representatives may contact such person solely to clarify the terms and conditions thereof, and if the Realm Board determines in good faith, after consultation with its financial advisers and outside legal counsel, that such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal (as defined below) and the failure to take such action would be in breach of their fiduciary duties or would violate their obligations under the Companies Act 2006, then Realm and its representatives may:

•	furnish, pursuant to an acceptable confidentiality agreement, information (including non-public information) with respect to Realm and its subsidiaries to the person who has made such acquisition proposal; provided that Realm will, as promptly as practicable (and in any event within 24 hours), provide to Essa any non-public information concerning Realm and its subsidiaries that is provided to any person pursuant to this bullet point to the extent access to such information was not previously provided to Essa or its representatives; and

•	engage in or otherwise participate in discussions or negotiations with the person making such acquisition proposal for so long as Realm and its representatives reasonably believe it may lead to a superior proposal.

Pursuant to the Implementation Agreement, and as used throughout this document, a “superior proposal” means any bona fide written acquisition proposal that, if consummated, would result in a person (or the shareholders of any person) owning, directly or indirectly, (i) 80% or more of the aggregate voting power and economic rights of Realm or the resulting direct or indirect parent of Realm or (ii) all or substantially all of the assets (including share capital of Realm’s subsidiaries) of Realm and its subsidiaries, taken as a whole, (A) on terms which the Realm Board determines, in good faith, after consultation with outside counsel and its financial adviser, would result in greater value to Realm Shareholders from a financial point of view than the Acquisition, including a price per Realm Share with a value greater than 10% above the Consideration, after taking into account all of the terms and conditions of such acquisition proposal and the Implementation Agreement and (B) that is reasonably likely to be completed relative to the Acquisition, taking into account all financial, regulatory, legal, timing and other aspects of such proposal.

Changes in Realm Board Recommendation

The Realm Board has unanimously recommended that Realm Shareholders vote in favour of the Scheme and the Resolution, which recommendation is referred to as the “Realm Board Recommendation” in the Implementation Agreement. The Implementation Agreement permits the Realm Board to change its recommendation only in certain limited circumstances, as described below.

Except as expressly permitted by the Implementation Agreement, the Realm Board may not:

•	withdraw (or modify in a manner adverse to Essa), or publicly propose to withdraw (or modify in a manner adverse to Essa), the Realm Board Recommendation; or (ii) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any acquisition proposal (any action listed in this bullet point being a “Realm adverse change recommendation”); or

•	approve, recommend or declare advisable, or propose to approve, recommend or declare advisable any contract with respect to any acquisition proposal, requiring, or reasonably expected to cause, Realm to delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Acquisition (other than an acceptable confidentiality agreement).

Notwithstanding anything to the contrary contained in the Implementation Agreement, at any time before the earlier of (i) the termination of the Implementation Agreement in accordance with its terms and (ii) the Effective Date, if Realm or any of its subsidiaries has received a bona fide written acquisition proposal, which did not result from a breach of the non-solicitation provisions of the Implementation Agreement from any person that has not been withdrawn, and after consultation with its financial advisers and outside legal counsel the Realm Board has determined, in good faith, that such acquisition proposal is a superior proposal, then:

•	the Realm Board may make a Realm adverse change recommendation, and/or

•	Realm may terminate the Implementation Agreement, and implement such superior proposal, in both cases, if and only if:

•	Realm has given Essa prior written notice of its intention to consider making a Realm adverse change recommendation or terminating the Implementation Agreement at least four Business Days prior to making any such Realm adverse change recommendation or termination, and Essa has not elected during such notice period to negotiate in good faith with respect to any revisions to the terms of the Acquisition so that the revised terms proposed by Essa are at least as favourable as the competing acquisition proposal; and

•	Realm has provided to Essa information with respect to such acquisition proposal in accordance with the terms of the Implementation Agreement; and after giving effect to the proposals made by Essa during such period, if any, after consultation with financial advisers or outside legal counsel, the Realm Board has determined, in good faith, that such acquisition proposal is a superior proposal.

Each of the above bullet points will also apply to any material amendment to any acquisition proposal or any matching acquisition proposal made by Essa and require written notice of Realm’s intention to consider making a Realm adverse change recommendation or terminating the Implementation Agreement, except that the references to four Business Days will be three Business Days.

In the event that Essa, in response to an acquisition proposal, proposes terms that are at least as favourable as the competing acquisition proposal, unless such competing party proposes a further superior proposal following Essa’s proposal, within four Business Days of Essa’s proposal, Realm will, and will (so far as within its power) procure its affiliates and representatives to, terminate all discussions with the other party.

Efforts to Complete the Acquisition

Realm and Essa have agreed that prior to the Effective Date, Realm will use all reasonable endeavours to implement the Scheme in accordance with the terms of, and the timetable set out in, the Announcement and this document, and to consult with Essa in relation to such implementation.

Subject to the terms and conditions of the Implementation Agreement, Realm and Essa have agreed that each party to the Implementation Agreement will use all reasonable endeavours to: (i) make all filings (if any) and give all notices (if any) required to be made or given by such party pursuant to any material contract in connection with the Acquisition and (ii) seek any consent required to be obtained pursuant to any material contract by such party in connection with the Acquisition; and (iii) seek to lift any restraint, injunction or other legal bar to the Acquisition brought by any third person against such party.

Essa has agreed to:

•	provide promptly to Realm all such information about itself, Essa Group and Essa Directors as may reasonably be requested by Realm for the purpose of inclusion in this document and to provide such other co-operation and assistance as may reasonably be required in connection with the preparation of this document; and

•	notify Realm promptly of: (i) any changes in the information disclosed in any document or announcement published by Essa in connection with the Acquisition which are material in the context of that document or announcement; and (ii) any material new information which may be relevant to a Realm Shareholder in considering the merits of the Acquisition, and agrees that any such information may be published by Realm if (a) it determines that such disclosure is necessary to ensure that all Realm Shareholders have sufficient information to consider the merits of the Acquisition and (b) Essa has consented to the content and form of the disclosure (such consent not to be unreasonably withheld, conditioned or delayed).

Realm has agreed to, among other things:

•	prior to the General Meeting and Court Meeting, keep Essa informed of the number of proxy votes received in respect of the Resolution to be proposed at the General Meeting and the Court Meeting and promptly provide Essa with details of any material changes to Realm’s shareholder and other statutory registers which occur prior to the Effective Date; and

•	provide, and procure that each member of the Realm Group provides, promptly to Essa and its advisers such information, documentation and access to the management, employees, facilities and assets of the Realm Group and its advisers and independent auditors as is reasonably requested by Essa for the purposes of implementing the Acquisition, post-Acquisition planning, verifying Realm’s business plan and preparing or making any filing, notification or submission with a tax authority or governmental authority in connection with the Acquisition.

Other Covenants and Agreements

The Implementation Agreement also contains additional covenants, including, among others, covenants relating to the filing of this document; Essa’s right to seek injunctive or other equitable relief in relation to any breach or prospective breach of the undertakings described above in the following sections of this description of the Implementation Agreement: “Conduct of Business Pending the Acquisition,” “Alternative Proposals; Non-solicitation,” “Receipt of Realm Takeover Proposals,” “Changes in Board Recommendation,” and certain other covenants included in the Implementation Agreement; the delisting and deregistration of Realm Shares and Realm ADSs, and public announcements with respect to the Acquisition.

In the Implementation Agreement, Essa has agreed to certain covenants relating to compliance with U.S. securities law which confer third party rights, as follows:

•	that Essa currently satisfies and, from the date of the Implementation Agreement until the day falling on the first anniversary of the Effective Date, Essa covenants to continue to satisfy the current public information requirements of Rule 144(c)(1) promulgated under the U.S. Securities Act. This provision may be enforced directly by Realm Shareholders under the Contracts (Rights of Third Parties) Act 1999;

•	that upon receipt by Essa within the Request Period of a written notice from the Realm Principal Shareholders (or either of them) requesting that Essa prepares and files with the SEC a Resale Registration Statement, Essa shall use commercially reasonable endeavours to file a Resale Registration Statement with the SEC as soon as practicable following the expiration of the Request Period and use commercially reasonable endeavours to have such Resale Registration Statement declared effective by the SEC as soon as practicable following the Effective Date. Realm shall use commercially reasonable endeavours to assist and cooperate with the preparation and filing of the Resale Registration Statement, including with respect to the preparation and inclusion of financial statements and pro forma financial information, as required. Essa shall use commercially reasonable endeavours to keep the Resale Registration Statement continuously effective from the time of its effectiveness through the date that is the earlier of (i) two years following the Effective Date, (ii) the date that all such New Essa Shares have been sold or (iii) the date that all such New Essa Shares are freely re-saleable on the Nasdaq without limitation as to volume or manner of sale. Essa shall be responsible for all costs related to the filing and effectiveness of the Resale Registration Statement, other than any discounts or selling commissions incurred by the Realm Principal Shareholders or the legal, accounting or other professional advisory fees of Realm or the Realm Principal Shareholders relating to the preparation and filing of the Resale Registration Statement. This provision may be enforced directly by the Realm Principal Shareholders under the Contracts (Rights of Third Parties) Act 1999; and

•	that Essa shall cause the New Essa Shares to be issued by Essa to Realm Shareholders under the Scheme to be issued free of any restrictive legends and take any such action as may be required to ensure they are freely tradeable as of, or within 5 Business Days of, the Effective Date in the United States, without restrictions, including as to the volume and manner of sale (other than with respect to New Essa Shares issued to a person who is an affiliate (as defined in Rule 405 under the U.S. Securities Act) of Realm or Essa prior to the Effective Date or will be an affiliate of Essa after the Effective Date). This provision may be enforced directly by Realm Shareholders under the Contracts (Rights of Third Parties) Act 1999.

In addition, Essa has given certain additional covenants in confirming its intention to use commercially reasonable efforts to (i) provide its shareholders with a PFIC Annual Information Statement and (ii) determine, on or before 1 March 2020, whether the Scheme qualified as a transaction described in Section 351 of the Code.

Essa has also agreed to hold a meeting of the Essa Board within one Business Day of the Effective Date at which it will be resolved that the resignations of two Essa Directors be approved, the Essa Board be increased from eight to nine, and three individuals nominated by Realm (who are acceptable to Essa, acting reasonably), be appointed to the Essa Board.

Conditions to Completion of the Acquisition

The Conditions to completion of the Acquisition are set out in full in Part III (Conditions to and further terms of the Scheme and the Acquisition) of this document.

Termination

The Implementation Agreement may be terminated in the following circumstances:

•	upon agreement in writing between Essa and Realm at any time prior to the Effective Date;

•	by Realm, if the New Essa Shares (other than those issued to certain “affiliates” of Realm or Essa) are not issued free of any restrictive legends or are not freely tradeable upon issuance in the United States without restriction, including as to volume and manner of sale;

•	by Realm, in response to a superior proposal (as detailed in this section under the heading “Changes in Realm Board Recommendation”);

•	by either Essa or Realm, by written notice to the other, if:

•	this document is not distributed to the Realm Shareholders in accordance with the Implementation Agreement (provided that the right to terminate the Implementation Agreement pursuant to this provision shall not be available to a party whose breach of any provision of the Implementation Agreement shall have been the primary cause of such failure to distribute this document in accordance therewith);

•	an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Acquisition and such injunction shall have become final and non-appealable (provided that the right to terminate the Implementation Agreement pursuant to this provision shall not be available to a party whose breach of any provision of the Implementation Agreement shall have been the primary cause of such injunction); or

•	any Condition for the benefit of the terminating party which has not been waived (or is incapable of waiver) is (or has become) incapable of satisfaction by the Long Stop Date) provided that the right to terminate the Implementation Agreement pursuant to this provision shall not be available to a party whose breach of any provision of the Implementation Agreement shall have been the primary cause of such Condition not being waived or satisfied);

•	the Announcement was not released by 12:00pm on the next Business Day following the date of the Implementation Agreement.

•	by Essa, by written notice to Realm, if:

•	the Realm Board notifies Essa or publicly states that it no longer recommends (or intends to recommend) that the Realm Shareholders vote in favour of the Acquisition;

•	an intentional or material breach of the non-solicitation provisions of the Implementation Agreement occurs that results in an acquisition proposal;

•	following the Court Meeting or the General Meeting the Realm Board notifies Essa in writing or publicly states that Realm will not seek the sanctioning of the Scheme by the Court;

•	the Realm Board effects a Realm adverse change recommendation, (ii) the Realm Board shall have failed to include the Realm Board recommendation in this document when mailed, or (iii) the Realm Board shall have failed to reaffirm the Realm Board recommendation within 10 days after Essa so requests in writing or, if earlier, three days prior to the General Meeting (it being understood Realm will have no obligation to make such reaffirmation on more than three occasions); or

•	Realm breaches any of its representations and warranties set out in the Implementation Agreement where such breach of representation and warranty would result in a failure of the Condition set out in E(i) in Part A of Part III (Conditions to and further terms of the Scheme and the Acquisition) or fails to perform any covenant or obligation in the Implementation Agreement on the part of Realm if such failure would reasonably be expected to prevent Realm from consummating the transactions contemplated by the Implementation Agreement and cannot be cured by Realm by the Long Stop Date (subject to certain notice provisions);

•	by Realm, by written notice to Essa, if Essa breaches any of its representations and warranties set out in the Implementation Agreement where such breach of representation and warranty would result in a failure of the Condition set out in E(ii) in Part A of Part III (Conditions to and further terms of the Scheme and the Acquisition) or fails to perform any covenant or obligation in the Implementation Agreement on the part of Essa if such failure would reasonably be expected to prevent Essa from consummating the transactions contemplated by the Implementation Agreement and cannot be cured by Essa by the Long Stop Date (subject to certain notice provisions);

•	by either Realm or Essa, if Essa has not obtained the consent of SVB in connection with the Scheme prior to the Court Meeting;

•	by either Realm or Essa, if the Effective Date has not occurred by the Long Stop Date (provided that the right to terminate the Implementation Agreement pursuant to this provision shall not be available to a party whose material breach of the Implementation Agreement has caused the failure of the Effective Date to have occurred by the Long Stop Date); and

•	by either Realm or Essa, if Essa is required to obtain shareholder approval and such shareholder approval has not been obtained by an extended long-stop date to be agreed between Realm and Essa (not to be later than 31 August 2019).

Compensatory Payments

Essa will pay Realm a compensatory payment in an amount equal to US$200,000 if the Implementation Agreement is terminated (i) by Realm, for breach of representation, warranty, covenant or obligation of Essa (on the basis set out above), (ii) by either Realm or Essa if Essa was required to obtain shareholder approval and has failed to obtain such shareholder approval (if required) by the extended Long Stop Date or (iii) by either Realm or Essa if Essa was unable to obtain a consent from SVB in connection with the Scheme prior to the Court Meeting.

Realm will pay Essa a compensatory payment in an amount equal to US$200,000 if the Implementation Agreement is terminated (i) by Realm in respect of a superior proposal; (ii) by either Essa or Realm where Realm Shareholders have not passed the necessary resolutions at the Court Meeting and the General Meeting; or (iii) by Essa, for breach of representation, warranty, covenant or obligation of Realm (on the basis set out above).

Limitation on Remedies

In the event of the termination of the Implementation Agreement pursuant to its terms, the Implementation Agreement will be terminated, and there shall be no other liability between Essa and Realm other than in respect of those provisions that are expressed to survive termination (including in respect of the compensatory payments referred to above).

Confidentiality agreement

Realm and Essa entered into a confidentiality agreement dated 29 January 2019, pursuant to which each party has undertaken to keep confidential information relating to the other and to the Acquisition and not to disclosure it to third parties (with certain exceptions). These confidentiality obligations will remain in force until the fifth anniversary of the date of the confidentiality agreement.

10.	Documents

Realm is a “foreign private issuer” as defined by the SEC and is permitted to follow certain corporate governance practices of England and Wales, instead of those otherwise required under Nasdaq, for domestic issuers. Realm voluntarily follows most Nasdaq corporate governance rules, but takes advantage of the following limited exemptions:

•	Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence.

•	Exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the U.S. Exchange Act.

•	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although Realm will require board approval of any such waiver, Realm may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•	Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Realm’s public filings are available to the public from the Internet website maintained by the SEC at www.sec.gov.

In addition, copies of the following documents are available, subject to any restrictions relating to persons resident in Restricted Jurisdictions, at Realm’s website, https://ir.realmtx.com, until the Effective Date:

(i)	this document and the Forms of Proxy;

(ii)	the Realm Articles and a copy of the articles of association as proposed to be amended at the General Meeting;

(iii)	the Implementation Agreement;

(iv)	a copy of the Announcement; and

(v)	Realm’s annual report for the year ended 31 December 2018.

Dated: 29 May 2019

PART VI
SOURCES OF INFORMATION AND BASIS OF CALCULATION

In this document:

(a)	as at 24 May 2019 (being the last practicable date prior to this document), Realm had 116,561,917 Realm Shares in issue;

(b)	as at 24 May 2019 (being the last practicable date prior to this document), Essa had 6,311,098 Essa Shares in issue,

(c)	unless otherwise stated, all prices for Realm ADS or Essa Shares are the Closing Price derived from Nasdaq for the relevant date;

(d)	the 60 trading day volume weighted average price of a Realm ADS is derived from the volume and price taken from Nasdaq’s website;

(e)	the 60 trading day volume weighted average price of an Essa Share is derived from the volume and price taken from Nasdaq’s website;

(f)	unless otherwise stated, financial information concerning Realm has been extracted from Realm’s Form 20-F, or Annual Report for the year ended 31 December 2018 or Realm’s management sources; and

(g)	certain figures included in this document have been subject to rounding adjustments.

PART VII
DEFINITIONS

The following definitions apply throughout this document, other than in the Scheme set out at the end of this document and in the notices of the Realm Shareholder Meetings, unless the context requires otherwise:

“Acquisition”	the proposed acquisition by Essa of the entire issued share capital of Realm (including all shares represented by Realm ADSs), to be implemented by means of the Scheme as described in this document;
“ADS Voting Instruction Card”	the card provided to Realm ADS Holders by the Realm Depositary for use in providing voting instructions to the Realm Depositary with regard to the Realm ADSs;
“Announcement”	the announcement of the Acquisition dated 16 May 2019 by Realm;
“Bidder Material Adverse Effect”	has the meaning given to it in the Implementation Agreement;
“BST”	British Summer Time (Greenwich Mean Time plus one hour);
“Business Day”	a day (other than a Saturday, Sunday, public or bank holiday) on which banks are generally open for business in London, Vancouver and New York;
“certificated” or “in certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST);
“Citibank”	Citibank, N.A.;
“Closing Price”	the Nasdaq closing price of an Essa Share or a Realm ADS, as applicable;
“Code”	the U.S. Internal Revenue Code of 1986;
“Companies Act 2006”	the Companies Act 2006 enacted under the laws of England and Wales;
“Company Material Adverse Effect”	has the meaning given to it in the Implementation Agreement;
“Conditions”

the conditions to the implementation of the Acquisition as set out in Part III (Conditions to and Further Terms of the Scheme and the Acquisition) of this document and “Condition” means such one or more of them as the context may require;

“Confidentiality Agreement”	the confidentiality agreement entered into by Essa and Realm dated 29 January 2019;
“Consideration”	the New Essa Shares to be issued as consideration for the Acquisition pursuant to the Scheme;
“Court”	the High Court of Justice in England and Wales;
“Court Hearing”	the hearing of the Court at which Realm will seek an order sanctioning the Scheme pursuant to Part 26 of the Companies Act 2006;

“Court Meeting”

the meeting or meetings of the Realm Shareholders to be convened by order of the Court pursuant to Part 26 of the Companies Act 2006 for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment approved or imposed by the Court and agreed to by Essa and Realm) including any adjournment, postponement or reconvention of any such meeting, notice of which is contained on pages 85 to 86 of this document (Notice of Court Meeting);

“Court Order”	the order of the Court sanctioning the Scheme under Part 26 of the Companies Act 2006;
“CREST”	the relevant system (as defined in the Regulations) in respect of which Euroclear is the Operator (as defined in the Regulations);
“CREST Manual”	the CREST Manual published by Euroclear, as amended from time to time;
“CREST Proxy Instructions”

a properly authenticated CREST message appointing and instructing a proxy to attend and vote in place of a Realm Shareholder at the Court Meeting and/or the General Meeting and containing the information required to be contained in the CREST Manual;

“Deposit Agreement”	the deposit agreement, dated as of 3 July 2018, by and among Realm, the Realm Depositary and all holders and beneficial owners of Realm ADSs issued thereunder;
“Direct Registration System” or “DRS”

a system that allows electronic direct registration of securities in an investor’s name on the books for the transfer agent or issuer, and allows shares to be transferred between a transfer agent and broker electronically;

“DTC”	the Depository Trust Company, a wholly-owned subsidiary of the Depository Trust and Clearance Corporation;
“Effective”	in the context of the Acquisition the Scheme having become effective in accordance with its terms;
“Effective Date”	the date upon which the Scheme becomes effective, in accordance with its terms;
“Equiniti”	Equiniti Limited, registrar and receiving agent to Realm, whose registered office is at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom;
“Essa”

Essa Pharma Inc., a company incorporated in British Columbia, Canada, and whose registered office is at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3;

“Essa Board”	the board of directors of Essa as at the date of this document or, where the context so requires, the board of directors of Essa from time to time;

“Essa CDIs”

CREST Depositary Interests through a new CREST unsponsored CREST Depositary Interests programme administered through CREST in respect of Essa Shares as described in paragraph 14(b) of Part II (Explanatory Statement) of this document;

“Essa Directors”	the directors of Essa as at the date of this document or, where the context so requires, the directors of Essa from time to time;
“Essa Group”	Essa and its subsidiary undertakings and associated undertakings;
“Essa Shares”	the common shares without par value of Essa;
“Essa Transfer Agent”	Computershare Investor Services Inc.;
“Euroclear”	Euroclear UK & Ireland Limited incorporated in England and Wales with registration number 02878738;
“Exchange Ratio”

the exchange ratio of a fraction of a New Essa Share for every 1 Realm Share to be calculated in accordance with the Implementation Agreement and as set out in paragraph 2 of Part I (Letter from the Chairman of Realm Therapeutics plc);

“Explanatory Statement”	the explanatory statement (in compliance with Part 26 of the Companies Act 2006) relating to the Scheme, as set out in Part II (Explanatory Statement) of this document;
“Forms of Proxy”

the blue form of proxy for use at the Court Meeting and the yellow form of proxy for use at the General Meeting, both of which accompany this document, and a “Form of Proxy” means either of them as the context requires;

“General Meeting”

the general meeting of Realm Shareholders (including any adjournment thereof) to be convened for the purpose of considering and, if thought fit, approving the Resolution, notice of which is contained at pages 87 to 91 (Notice of General Meeting) of this document;

“HMRC”	HM Revenue & Customs;
“Implementation Agreement”

the implementation agreement entered into on 15 May 2019 between Essa and Realm and, relating to, amongst other things, the implementation of the Acquisition, as described in paragraph 9 (Offer-related arrangements) of Part V (Additional Information) of this document;

“Irrevocable Undertakings”

the irrevocable undertakings given by those Realm Directors (being Charles Spicer, Alex Martin and Marella Thorell) who hold Realm Shares and/or Realm ADSs and BVF Partners L.P, OrbiMed Private Investments VI, L.P., Oracle Management Limited and Sussex Trading Company Limited to vote or procure votes in favour of the Scheme at the Court Meeting and the Resolution to be passed at the General Meeting, as detailed in paragraph 7 of Part V (Additional Information) of this document;

“IRS”	U.S. Internal Revenue Service;
“Law”

any federal, state, provincial, local, municipal, foreign or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, guidance, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any governmental authority or Nasdaq;

“Long Stop Date”	31 July 2019, or such later date (if any) as Essa and Realm may agree, and the Court may allow;
“Nasdaq”	the Nasdaq Stock Market;
“Nasdaq Approval”

verbal or email confirmation by Nasdaq that it has completed its review of Essa’s notification of listing of the New Essa Shares in connection with the Acquisition and that Nasdaq has not rejected or expressed any objection to the listing of the New Essa Shares;

“New Essa Shares”	the Essa Shares to be issued to the Realm Scheme Shareholders pursuant to the Acquisition, in accordance with the terms of the Scheme;
“Overseas Shareholders”	Realm Scheme Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the United Kingdom or the United States;
“Panel”	the Nasdaq Hearing Panel;
“PFIC”	passive foreign investment company;
“Pre-Funded Warrants”

the pre-funded warrants to purchase a total of 1,654,000 Essa Shares held by (i) Eventide Gilead Fund and Eventide Healthcare & Life Sciences Fund and (ii) Biotechnology Value Fund L.P., Biotechnology Value Fund II L.P., Biotechnology Value Trading Fund OS, L.P., MSI BVF SPV, L.L.C., and Investment 10, L.L.C;

“QEF”	qualified electing fund;
“Realm”

Realm Therapeutics plc, a public limited company incorporated in England and Wales with registered number 05789798 whose registered office is at Cannon Place, 78 Cannon Street, London, England, EC4N 6AF;

“Realm ADSs”	sponsored American Depositary Shares, representing twenty-five (25) Realm Shares, for which Citibank is the depositary;
“Realm ADS Holder”	holder of Realm ADSs;
“Realm ADS Voting Record Time”	5.00 p.m. (New York time) on 30 May 2019, being the date which determines the Realm ADS Holders entitled to give voting instructions to the Realm Depositary in respect of the Scheme;

“Realm Articles”	the articles of association of Realm in force from time to time;
“Realm Board”	the board of directors of Realm at the date of this document or, where the context so requires, the board of directors of Realm from time to time;
“Realm Depositary”	Citibank N.A.;
“Realm Directors”	the directors of Realm as at the date of this document or, where the context so requires, the directors of Realm from time to time;
“Realm Group”	Realm, its subsidiaries and its subsidiary undertakings from time to time;
“Realm Net Cash Amount”

in relation to Realm, cash, cash equivalents and short term investments, plus current AMT tax receivables in relation to the 2018 U.S. federal income tax return of Realm that will result in an actual refund of cash Taxes (as defined in the Implementation Agreement), plus pre-paid expenses (including pre-paid rent and lease deposit, as applicable) which are either refundable or which have future value to Essa following the Effective Date, less all liabilities including all of Realm’s costs incurred in relation to the Acquisition and the strategic review process, lease termination fees or a liability for future lease payments (if applicable), run-off directors and officers’ insurance premiums, annual subscription or maintenance fees for services performed prior to 30 June 2019, severance or notice payments and other employee-related termination costs all calculated in good faith on a U.S. GAAP (as defined in the Implementation Agreement) basis and irrespective of when paid, calculated as at the Effective Date;

“Realm Principal Shareholders”	OrbiMed Private Investments VI, L.P. and BVF Partners L.P.
“Realm Scheme Shareholder”	a holder of Realm Scheme Shares;
“Realm Scheme Shares”

Realm Shares:

(i)        in issue at the date of this document;

(ii)      issued after the date of this document and prior to the Scheme Voting Record Time; and

(iii)     issued at or after the Scheme Voting Record Time and prior to the Scheme Record Time in respect of which the original or any subsequent holder thereof is bound by the Scheme, or shall by such time have agreed in writing to be bound by the Scheme, and in each case, which remain in issue at the Scheme Record Time, excluding, in any case, any Realm Shares held by or on behalf of Essa or the Essa Group at the Scheme Record Time;

“Realm Shareholder Helpline”	the Realm Shareholder helpline, established for the purposes of the Acquisition, details of which are set out on page 11 of this document;

“Realm Shareholder Meetings”	the Court Meeting and/or the General Meeting, as the case may be;
“Realm Shareholders”	the registered holders of Realm Shares from time to time;
“Realm Shares”	the ordinary shares of GBP 0.10 each in the capital of Realm;
“Registrar of Companies”	the Registrar of Companies in England and Wales;
“Regulation S”	Regulation S, promulgated under the U.S. Securities Act;
“Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);
“Request Period”	two (2) calendar weeks from the date of this document;
“Resale Registration Statement”

a registration statement under the U.S. Securities Act covering resales, from time to time, pursuant to Rule 415 under the U.S. Securities Act of the New Essa Shares beneficially owned by a Realm Principal Shareholder and its affiliates pursuant to the Scheme;

“Resolution”

the special resolution to be proposed at the General Meeting in connection with the Scheme to authorise the Realm Directors to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect, to amend the Realm Articles to ensure that any Realm Shares issued after the General Meeting will be subject to the Scheme or otherwise transferred to Essa and to re-register Realm as a private limited company (conditional upon the Scheme becoming Effective);

“Responsible Essa Director”	the director of Essa as set out in paragraph 2(b) of Part V (Additional Information);
“Restricted Jurisdiction”

any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Acquisition is sent or made available to Realm Shareholders in that jurisdiction;

“Scheme”

the proposed scheme of arrangement under Part 26 of the Companies Act 2006 between Realm and Realm Scheme Shareholders to implement the Acquisition set out in Part VIII (The Scheme of Arrangement) of this document, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Essa and Realm;

“Scheme Record Time”	6.00 p.m. on the Business Day immediately prior to the Effective Date;
“Scheme Voting Record Time”

6.30 p.m. on 20 June 2019 or if the Court Meeting is adjourned, 6.30 p.m. on the date that is 48 hours (excluding any part of a day that is not a Business Day) before the date of such adjourned meeting;

“SEC”	the U.S. Securities and Exchange Commission or any successor agency thereto;
“Section 3(a)(10) Exemption”	the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof;

“SVB”	Silicon Valley Bank;
“TSXV”	the TSX Venture Exchange;
“uncertificated” or “in uncertificated form”

in relation to a share or other security, a share or other security which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST;

“United Kingdom” or “U.K.”	the United Kingdom of Great Britain and Northern Ireland;
“United States” or “U.S.”	the United States of America, its territories and possessions, any state or political subdivision of the United States of America and the District of Columbia;
“U.S. Exchange Act”	the United States Securities Exchange Act of 1934;
“U.S. Holder”

a Realm Scheme Shareholder that is a beneficial owner of Realm Shares or Realm ADSs (and, after the Acquisition, of New Essa Shares) who, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organised in or under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorised to control all substantial decisions of the trust or (B) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes;

“U.S. Securities Act”	the U.S. Securities Act of 1933; and
“VWAP”	volume-weighted average price.

All references to “GBP”, “pence”, “Sterling”, “Pounds”, “Pounds Sterling”, “p” or “£” are to the lawful currency of the United Kingdom. All references to “USD”, “$”, “US$”, “U.S. dollars”, “United States dollars” and “cents” are to the lawful currency of the United States of America.  All references to “C$” are to the lawful currency of Canada.

All references to statutory provision or law or to any order or regulation shall be construed as a reference to that provision, law, order or regulation as extended, modified, amended, replaced or re-enacted from time to time and all statutory instruments, regulations and orders from time to time made thereunder or deriving validity therefrom.

All the times referred to in this document are BST unless otherwise stated. References to the singular include the plural and vice versa.
All references to “subsidiary,” “subsidiary undertaking,” “undertaking” and “associated undertaking” have the respective meanings given to them in the Companies Act 2006.

PART VIII
THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES COMPANIES COURT (ChD)	CR-2019-002793

IN THE MATTER OF REALM THERAPEUTICS PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

_______________________

SCHEME OF ARRANGEMENT

(under Part 26 of the Companies Act 2006) between

Realm Therapeutics plc

and

the Realm Scheme Shareholders

(as hereinafter defined)

_________________________

PRELIMINARY

In this Scheme, unless inconsistent with the subject or context, the following expressions shall bear the following meanings:

“Acquisition”	the proposed acquisition by Essa of the entire issued share capital of Realm, to be implemented by means of this Scheme;
“Business Day”	a day (other than a Saturday, Sunday, public or bank holiday) on which banks are generally open for business in London, Vancouver and New York;
“certificated” or “in certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST);
“Companies Act 2006”	the Companies Act 2006;
“Court”	the High Court of Justice in England and Wales;
“Court Meeting”

the meeting or meetings of the Realm Shareholders to be convened by order of the Court pursuant to Part 26 of the Companies Act 2006 for the purpose of considering and, if thought fit, approving the Scheme, including any adjournment, postponement or reconvention of any such meeting;

“Court Order”	the order of the Court sanctioning this Scheme under Part 26 of the Companies Act 2006;

“CREST”

the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001/3755)) in respect of which Euroclear is the Operator (as defined in the Uncertificated Securities Regulations 2001);

“Depositary”	Citibank N.A.;
“Direct Registration System” or “DRS”

a system that allows electronic direct registration of securities in an investor’s name on the books for the transfer agent or issuer, and allows shares to be transferred between a transfer agent and broker electronically;

“Effective”	this Scheme having become effective pursuant to its terms;
“Effective Date”	the date on which this Scheme becomes Effective;
“Equiniti”	Equiniti Limited, registrar and receiving agent to Realm, whose registered office is at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom;
“Essa”

Essa Pharma Inc., a company incorporated in British Columbia, Canada, and whose registered office is at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3;

“Essa CDIs”	CREST Depositary Interests through a new CREST unsponsored CREST Depositary Interests programme administered through CREST in respect of Essa Shares;
“Essa Group”	Essa and its subsidiary undertakings and associated undertakings;
“Essa Shares”	the common shares without par value in Essa;
“Essa Transfer Agent”	Computershare Investor Services Inc.;
“Euroclear”	Euroclear UK & Ireland Limited incorporated in England and Wales with registered number 02878738;
“holder”	a registered holder and includes a person entitled by transmission;
“Implementation Agreement”	the implementation agreement entered into on 15 May 2019 between Essa and Realm and relating to, amongst other things, the implementation of the Acquisition;
“members”	members of Realm on the register of members at any relevant date;
“Nasdaq”	the Nasdaq Stock Market;
“New Essa Shares”	the Essa Shares to be issued to the Realm Scheme Shareholders pursuant to the Acquisition, in accordance with the terms of this Scheme;

“Realm” or the “Company”

Realm Therapeutics plc, a public limited company incorporated in England and Wales with registered number 05789798 whose registered office is at Cannon Place, 78 Cannon Street, London, England, EC4N 6AF;

“Realm Net Cash Amount”

in relation to Realm, cash, cash equivalents and short term investments, plus current AMT tax receivables in relation to the 2018 U.S. federal income tax return of Realm that will result in an actual refund of cash Taxes (as defined in the Implementation Agreement), plus pre-paid expenses (including pre-paid rent and lease deposit, as applicable) which are either refundable or which have future value to Essa following the Effective Date, less all liabilities including all of Realm’s costs incurred in relation to the Acquisition and the strategic review process, lease termination fees or a liability for future lease payments (if applicable), run-off  directors’ and officers’ insurance premiums, annual subscription or maintenance fees for services performed prior to 30 June 2019, severance or notice payments and other employee-related termination costs all calculated in good faith on a U.S. GAAP (as defined in the Implementation Agreement) basis and irrespective of when paid, calculated as at the Effective Date;

“Realm Scheme Shareholder”	a holder of Realm Scheme Shares;
“Realm Scheme Shares”

Realm Shares:

(i)       in issue at the date of the Scheme Document;

(ii)      issued after the date of the Scheme Document and prior to the Scheme Voting Record Time; and

(iii)    issued at or after the Scheme Voting Record Time and prior to the Scheme Record Time in respect of which the original or any subsequent holder thereof is bound by the Scheme, or shall by such time have agreed in writing to be bound by the Scheme, and in each case, which remain in issue at the Scheme Record Time, excluding, in any case, any Realm Shares held by or on behalf of Essa or the Essa Group at the Scheme Record Time;

“Realm Shares”	the ordinary shares of GBP 0.10 each in the capital of Realm;
“Registrar of Companies”	the Registrar of Companies in England and Wales;
“Scheme”	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Essa and Realm;
“Scheme Document”	the document dated 29 May 2019, sent by Realm to Realm Scheme Shareholders and persons with information rights of which this Scheme forms part;

“Scheme Record Time”	6.00 p.m. on the Business Day immediately prior to the Effective Date;
“Scheme Voting Record Time”

6.30 p.m. on 20 June 2019 or, if the Court Meeting is adjourned, 6.30 p.m. on the date that is 48 hours (excluding any part of a day that is not a Business Day) before the date of such adjourned meeting;

“subsidiary” and “subsidiary undertaking”	shall be construed in accordance with the Companies Act 2006; and
“uncertificated” or “in uncertificated form”	in relation to a share or other security, a share or other security which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the Uncertificated Securities Regulations 2001 (SI 2001 No.3755), may be transferred by means of CREST,

Where the context so admits or requires, the plural includes the singular and vice versa. All references in this Scheme to times are to times in London (unless otherwise stated).

References to Clauses and sub-Clauses are to clauses or sub-clauses of this Scheme.

A.	The issued share capital of Realm at 24 May 2019 (being the last practicable date prior to the date of this Scheme) is 116,561,917 fully paid ordinary shares of GBP 0.10 each.

B.	At the date of this Scheme, no Realm Shares are registered in the name of or beneficially owned by Essa and other members of Essa Group.

C.	Essa agreed to appear by counsel at the hearing to sanction this Scheme and to undertake to the Court to be bound thereby and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

D.	Realm will advise the Court through counsel that Essa will rely upon the Court’s sanctioning of this Scheme for the purpose of qualifying for the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, afforded by section 3(a)(10) thereunder with respect to the New Essa Shares to be issued in the United States pursuant to this Scheme.

THE SCHEME

1.	Transfer of the Realm Scheme Shares

(a)	Upon and with effect from the Effective Date, Essa shall acquire all of the Realm Scheme Shares fully paid up, with full title guarantee, free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights attaching to them at the date of this Scheme or thereafter, including voting rights and entitlement to receive and retain all dividends and other distributions declared, paid or made by Realm in respect of the Realm Scheme Shares by reference to a record date falling on or after the date of this Scheme.

(b)	The Realm Scheme Shares shall be transferred to Essa by means of a form of transfer or other instrument or instruction of transfer separate from the Court Order and to give effect to such transfer any person may be appointed by Essa as attorney and/or agent and/or otherwise and shall be authorised as such attorney and/or agent and/or otherwise on behalf of the relevant holder of Realm Scheme Shares to execute and deliver, as transferor, a form of transfer or other instrument or instruction of transfer (whether as a deed or otherwise) of such Realm Scheme Shares and every form, instrument or instruction of transfer so executed shall be effective as if it had been executed by the holder or holders of the Realm Scheme Shares thereby transferred. Such form of transfer shall be the principal instrument of transfer and the equitable or beneficial interest in the Realm Scheme Shares shall only be transferred to Essa (and/or its nominee(s)), together with the legal interest in such Realm Scheme Shares, pursuant to such instruction, form or instrument of transfer.

(c)	Pending the transfer of the Realm Scheme Shares pursuant to Clause 1(b), each Realm Scheme Shareholder irrevocably appoints Essa as their attorney and/or agent and/or otherwise to exercise (in place of and to the exclusion of the relevant Realm Scheme Shareholder) any voting rights attached to the Realm Scheme Shares and any or all rights and privileges attaching to the Realm Scheme Shares, to sign any consent to short notice of a general or separate class meeting and on their behalf to execute a Form of Proxy in respect of such shares appointing any person nominated by Essa to attend general and separate class meetings of the Company and authorises the Company to send to Essa any notice, circular, warrant or other document or communication which may be required to be sent to them as a member of the Company, such that from the Effective Date, no Realm Scheme Shareholder shall be entitled to exercise any voting rights attached to the Realm Scheme Shares or any other rights or privileges attaching to the Realm Scheme Shares.

2.	Consideration for transfer of the Realm Scheme Shares

(a)	Not more than 5 Business Days after the Effective Date, in consideration of the transfer of the Realm Scheme Shares to Essa (or its nominee(s)), Essa shall, subject to the remaining provisions of this Scheme issue to each Realm Scheme Shareholder (as appearing in the register of members of Realm at the Scheme Record Time), a fraction of a New Essa Share based on the exchange ratio. Subject to the provisos below, the exchange ratio will be calculated on the basis of the Realm Net Cash Amount (as defined in the Scheme) as at the Effective Date which will be set out in a statement to be prepared by Realm and agreed between Realm and Essa (or, if Realm and Essa do not agree, subject to expert determination in accordance with the procedure set out in the Implementation Agreement) prior to the Court Hearing.

(b)	Subject to the provisos below, the number of New Essa Shares to be issued to Realm Scheme Shareholders shall be an amount equal to 105% of the Realm Net Cash Amount divided by US$3.189, being the volume-weighted average price of the Essa Shares on Nasdaq for the 60 trading days prior to entry into the Implementation Agreement. The exchange ratio shall be determined by dividing the resulting number of New Essa Shares by 116,561,917, being the number of Realm Shares in issue. This exchange ratio will be applied to the holding of each Realm Scheme Shareholder with the resulting number of New Essa Shares being rounded down to the nearest whole number and the fractional entitlement being paid out to such Realm Scheme Shareholder as described in paragraph 3.

(c)	The calculation of the number of New Essa Shares and the exchange ratio is subject to the following: (1) Realm and Essa have agreed that the maximum number of New Essa Shares that can be issued as consideration pursuant to the Scheme is 7,933,301 New Essa Shares; and (2) in addition, if the Realm Net Cash Amount is less than US$19,500,000, and Essa elects to waive the condition that the Realm Net Cash Amount will be at least US$19,500,000 on the Effective Date and proceed with sanction of the Scheme, there will be no downwards adjustment and the number of New Essa Shares and the exchange ratio shall be calculated on the basis that the Realm Net Cash Amount is US$19,500,000, such that the minimum number of New Essa Shares that could be issued under the Scheme would be 6,420,359 New Essa Shares (subject to rounding down and paying such fractional entitlements in cash as further described in paragraph 3).

(b)	The New Essa Shares issued pursuant to clause 2(a) and the remaining provisions of this Scheme shall be issued credited as fully paid and will rank pari passu in all respects with the Essa Shares in issue at the time the New Essa Shares are issued, including in relation to the right to receive notice of, and to attend and vote at, general meetings of Essa, the right to receive and retain any dividends and other distributions declared, made or paid by reference to a record date falling after the Effective Date and to participate in the assets of Essa upon a return of capital whether on a winding-up of Essa or otherwise.

3.	Fractional entitlements

Fractions of New Essa Shares will not be allotted or issued pursuant to the Scheme directly to Realm Scheme Shareholders but entitlements of Realm Scheme Shareholders will instead be rounded down to the nearest whole number of New Essa Shares and all fractions of New Essa Shares will be aggregated and allotted and issued to a person appointed by Essa and sold in the market as soon as practicable after the Effective Date. The net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale (including any amounts in respect of value added tax)) will be distributed by Essa in due proportions to Realm Scheme Shareholders who would otherwise have been entitled to fractions of New Essa Shares. For the purposes of determining fractional entitlements, each member’s holding which is recorded in the register of members of Realm by reference to a separate designation at the Effective Date, whether in certificated or uncertificated form, shall be treated as a separate holding.

4.	Settlement

(a)	Settlement shall be effected as follows:

(i)	where, at the Scheme Record Time, a Realm Scheme Shareholder holds Realm Scheme Shares in uncertificated form, the settlement of entitlements to New Essa Shares will be effected through CREST through the issue of Essa CDIs. Essa shall procure that Euroclear is instructed to credit the appropriate stock account in CREST of the relevant Realm Shareholder with such relevant Realm Shareholder’s entitlement to Essa CDIs as soon as practicable after the Effective Date, and in any event within 5 Business Days of the Effective Date;

(ii)	where, at the Scheme Record Time, a Realm Shareholder holds Realm Scheme Shares in certificated form, settlement of the share consideration due under the Scheme will be made by issuing the New Essa Shares and Essa will procure that the names of such Realm Scheme Shareholders are entered as registered owner of those New Essa Shares through the Direct Registration System. Realm Scheme Shareholders who are registered as owners of New Essa Shares through the Direct Registration System will be sent book-entry account statements of ownership evidencing such Realm Scheme Shareholders’ ownership of the New Essa Shares by the Essa Transfer Agent as soon as practicable and no later than 5 Business Days following the Effective Date to the person entitled thereto at the address as appearing in the register of members of Realm at the Scheme Record Time or in accordance with any special standby instructions regarding communication (or, in the case of joint holders, to the address of that joint holder whose name stands first in the register in respect of such joint holding); and

(iii)	where, at the Scheme Record Time, the Depositary holds Realm Scheme Shares in uncertificated form, Essa shall procure that the New Essa Shares to which the Depositary is entitled shall as directed by the Depositary be issued to the Depositary and that the name of the Depositary (or its nominee) is entered as registered owner of those New Essa Shares, and in each case settlement of any cash payment to which the Realm Shareholder or Depositary is entitled pursuant to clause 3 shall be made in accordance with this clause 4.

(c)	All deliveries of notices, statements of entitlement and/or cheques required to be made under this Scheme shall be made by sending the same by first class post addressed to the person entitled thereto to the address appearing in the register of members of Realm or, in the case of joint holders, to the address of the holder whose name stands first in such register in respect of the joint holding concerned at such time.

(d)	All cheques shall be in U.S. dollars and shall be made payable to the Realm Scheme Shareholder concerned or, in the case of joint holders, to all joint holders whose names appear in the register of members of Realm in respect of the joint holding concerned at the Scheme Record Time and the encashment of any such cheque shall be a complete discharge to Essa for the monies represented thereby.

(e)	None of Realm, Essa, Equiniti, the person effecting any sale or remitting any proceeds shall be responsible for any loss or delay in the transmission of the statements of entitlement or cheques sent to Realm Scheme Shareholders in accordance with this clause 4, which shall be posted entirely at the risk of the Realm Scheme Shareholders.

(f)	The preceding paragraphs of this clause 4 shall take effect subject to any prohibition or condition imposed by law.

5.	Certificates and Cancellations

(a)	With effect from and including the Effective Date:

(i)	all certificates representing Realm Scheme Shares shall cease to be valid as documents of title to the shares represented thereby and Realm Scheme Shareholders are free to retain them for their records or, alternatively, can destroy them following the Effective Date;

(ii)	Euroclear shall be instructed to cancel the entitlements to Realm Scheme Shares of holders of Realm Scheme Shares in uncertificated form;

(iii)	following the cancellation of the entitlements to Realm Scheme Shares of holders of Realm Scheme Shares in uncertificated form, Equiniti shall be authorised to rematerialise entitlements to such Realm Scheme Shares; and

(iv)	subject to the completion of such transfers, forms, instruments or instructions as may be required in accordance with Clause 1(b) and the payment of any U.K. stamp duty thereon by Essa, as regards all Realm Scheme Shares, appropriate entries will be made in the Company’s register of members to reflect their transfer.

6.	The Effective Date

(a)	This Scheme shall become Effective as soon as the copy of the Court Order shall have been delivered to the Registrar of Companies.

(b)	Unless this Scheme shall become Effective on or before 11.59 p.m. on 31 August 2019 or such later date if any as the Company and Essa may agree and the Court may allow, this Scheme shall never become Effective.

7.	Modification

Essa and the Company may jointly consent on behalf of all concerned to any modification of, or addition to, this Scheme or to any condition which the Court may approve or impose.

9.	Governing Law

This Scheme is governed by the laws of England and Wales and is subject to the exclusive jurisdiction of the English Courts.

Dated 29 May 2019

PART IX
NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES COMPANIES COURT (ChD)	CR-2019-002793

IN THE MATTER OF REALM THERAPEUTICS PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

NOTICE IS HEREBY GIVEN that by an Order dated 28 May 2019 made in the above matter, the Court has given permission for a meeting (the “Court Meeting”) to be convened of the holders of Realm Scheme Shares (as defined in the Scheme of Arrangement hereinafter mentioned) for the purpose of considering and, if thought fit, approving (with or subject to any modification, addition or condition which the Company and Essa Pharma Inc. may agree and which the Court approves) a scheme of arrangement (the “Scheme of Arrangement”) proposed to be made between (i) Realm Therapeutics plc, a public limited company incorporated in England and Wales with its registered office at Cannon Place, 78 Cannon Street, London, EC4N 6AF (the “Company” or “Realm”); and (ii) the holders of Realm Scheme Shares, and that the Court Meeting will be held at the offices of Realm’s solicitors, Cooley (UK) LLP, at Dashwood, 69 Old Broad Street, London, EC2M 1QS on 24 June 2019 at 10.30 a.m. (or as soon thereafter as the Realm Annual General Meeting which is immediately preceding the Court Meeting has been concluded or adjourned) at which place and time all Realm Scheme Shareholders (as defined in the Scheme of Arrangement) are requested to attend.

A copy of the Scheme of Arrangement and a copy of the Explanatory Statement required to be furnished pursuant to Part 26 of the Companies Act 2006 are incorporated in the document of which this Notice forms part.

Voting on the resolution to approve the Scheme of Arrangement will be by poll, which shall be conducted as the Chairman of the Court Meeting may determine.

Realm Scheme Shareholders entitled to attend and vote at the Court Meeting may vote in person at the Court Meeting or they may appoint another person or persons, whether or not a member of Realm, as their proxy or proxies to attend and vote in their stead.

A blue Form of Proxy for use in connection with the Court Meeting is enclosed with this Notice or shall be sent in a separate mailing to those Realm Scheme Shareholders who have elected or are deemed to have elected to receive documents and notices from the Company via Realm’s website. Realm Scheme Shareholders entitled to attend and vote at the meeting, who hold their shares through CREST, may appoint a proxy using the CREST Electronic Proxy Appointment Service.

CREST members who wish to appoint a proxy or proxies through the CREST Electronic Proxy Appointment Service may do so for the Court Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland Limited (“Euroclear”) and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company’s registrar, Equiniti, (under CREST participant ID RA19) by 10.30 a.m. British Summer Time (BST) on 20 June 2019 or in the case of any adjournment, not later than 48 hours (excluding any part of a day that is not a working day) before the time appointed for the adjourned Court Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which Equiniti is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

Realm may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Completion and return of a blue Form of Proxy will not prevent a Realm Scheme Shareholder from attending and voting in person at the Court Meeting or at any adjournment thereof.

In the case of joint holders, the vote of the Realm Scheme Shareholder whose name is first listed in the register of members of Realm in respect of the joint holding will be accepted to the exclusion of the votes of the other joint holders.

Realm Scheme Shareholders are entitled to appoint a proxy in respect of some or all of their shares. Realm Scheme Shareholders are also entitled to appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by such Realm Scheme Shareholder. A space has been included in the blue Form of Proxy to allow Realm Scheme Shareholders to specify the number of shares in respect of which that proxy is appointed. Realm Scheme Shareholders who return the blue Form of Proxy duly executed but leave this space blank shall be deemed to have appointed the proxy in respect of all their Realm Scheme Shares.

Realm Scheme Shareholders who wish to appoint more than one proxy in respect of their shareholding should contact the Company’s registrar, Equiniti at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, for further blue Forms of Proxy, or photocopy the blue Form of Proxy as required.

As an alternative to appointing a proxy, any Realm Scheme Shareholder which is a corporation may appoint one or more corporate representatives who may exercise on its behalf, all of its powers as a member, provided that they do not do so in relation to the same shares. Only one corporate representative is to be counted in determining whether under section 899(1) of the Companies Act 2006 a majority in number of the Realm Scheme Shareholders approved the Scheme of Arrangement. The Chairman of the Court Meeting may require a corporate representative to produce to the Company’s registrar, Equiniti, his or her written authority to attend and vote at the Court Meeting at any time before the start of the Court Meeting. The representative shall not be entitled to exercise the powers conferred on them by the Realm Scheme Shareholder until any such demand has been satisfied.

It is requested that blue Forms of Proxy be returned to Equiniti at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom by 10.30 a.m. BST on 20 June 2019 or in the case of any adjournment, not later than 48 hours (excluding any part of a day that is not a working day) before the time appointed for the adjourned Court Meeting, but if blue Forms of Proxy are not so returned they may be handed to the Chairman of the Court Meeting at the commencement of the Court Meeting.

Only those Realm Scheme Shareholders registered in the register of members of Realm as at 6.30 p.m. on 20 June 2019 or, in the event that the Court Meeting is adjourned, in the register of members at 6.30 p.m. 48 hours (excluding any part of a day that is not a working day) before the day of any adjourned meeting shall be entitled to attend or vote in respect of the number of shares registered in their name at the relevant time. Changes to entries in the relevant register of members after 6.30 p.m. on 20 June 2019 or, in the event that the Court Meeting is adjourned, after 6.30 p.m. 48 hours (excluding any part of a day that is not a working day) before the day of any adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the Court Meeting. Realm Shareholders who hold their Realm Scheme Shares in the name of a broker, bank or other nominee should follow the voting instructions provided by such nominee to ensure that their Realm Scheme Shares are represented at the Court Meeting.

By the said order, the Court has appointed Charles Spicer or, failing him, any other director of Realm to act as Chairman of the Court Meeting and has directed the Chairman to report the result of the Court Meeting to the Court.

The Scheme of Arrangement will be subject to the subsequent approval of the Court.

DATED: 29 May 2019

Cooley (UK) LLP

Dashwood, 69 Old Broad Street

London EC2M 1QS

Solicitors for the Company

PART X
NOTICE OF GENERAL MEETING

REALM THERAPEUTICS PLC

(incorporated in England and Wales with registered number 05789798)

NOTICE IS HEREBY GIVEN that a General Meeting of Realm Therapeutics plc, a public limited company incorporated in England and Wales (the “Company”) will be held at the offices of the Company’s solicitors, Cooley (UK) LLP, at Dashwood, 69 Old Broad Street, London, EC2M 1QS on 24 June at 10.40 a.m. (or as soon thereafter as the meeting of Realm Scheme Shareholders (as defined in the Scheme) convened by direction of the Court for the same place and date shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the resolution set out below, which will be proposed as a special resolution.

SPECIAL RESOLUTION

THAT:

for the purpose of giving effect to the scheme of arrangement dated 29 May 2019 between the Company and the holders of the Realm Scheme Shares (as defined in the Scheme), a print of which has been produced to this meeting and for the purposes of identification signed by the Chairman hereof, in its original form or subject to such modification, addition or condition agreed between the Company and Essa Pharma Inc. and approved or imposed by the Court (the “Scheme”):

(a)	the directors of the Company be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect; and

(b)	with effect from the passing of this resolution, the articles of association of the Company be amended by the adoption and inclusion of the following new article 147 after existing article 146:

“147.	SCHEME OF ARRANGEMENT

147.1	In this Article, references to the “Scheme” are to the scheme of arrangement dated 29 May 2019 between the Company and the holders of Realm Scheme Shares (as defined in the Scheme) under Part 26 of the Companies Act 2006 in its original form or with or subject to any modification, addition or condition agreed by the Company and Essa Pharma Inc. (“Essa”) (which expression includes any other name which Essa may adopt from time to time) and which the Court may approve or impose and (save as defined in this Article) expressions defined in the Scheme shall have the same meanings in this Article.

17.2	Notwithstanding any other provision of these Articles or the terms of any resolution, whether ordinary or special, passed by the Company in general meeting, if the Company issues any ordinary shares (other than to Essa or any parent undertaking or subsidiary undertaking or nominee of Essa) on or after the adoption of this Article and on or prior to the Scheme Record Time (as defined in the Scheme), such shares shall be issued subject to the terms of the Scheme (and shall be Realm Scheme Shares for the purposes thereof) and the original or any subsequent holder or holders of such ordinary shares shall be bound by the Scheme accordingly.

147.3	Subject to the Scheme becoming Effective (as defined in the Scheme), if the Company issues or is obliged to issue any ordinary shares in the Company to any person (a “New Member”) after the Scheme Record Time (other than under the Scheme or to Essa or any parent undertaking or subsidiary undertaking or nominee of Essa) (the “Post-Scheme Shares”), such New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) will, provided the Scheme has become Effective, be obliged to transfer all the ordinary shares in the Company held by the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) to Essa (or as Essa may direct) who shall be obliged to acquire all of the Post-Scheme Shares. In consideration for the transfer of the Post-Scheme Shares, the purchaser shall pay to the New Member the Consideration for each Post-Scheme Share transferred to it (or such lesser or greater amount as may be payable for Realm Scheme Shares under the Scheme if each Post-Scheme Share were a Realm Scheme Share), provided that any New Member may, prior to the issue of any Post-Scheme Shares to such New Member pursuant to the exercise of an option or satisfaction of an award under any share scheme, give not less than five Business Days’ written notice to the Company in such manner as the board shall prescribe of their intention to transfer some or all of such Post-Scheme Shares to their spouse or civil partner. Any such New Member may, if such notice has been validly given, on such Post-Scheme Shares being issued to such New Member, immediately transfer to their spouse or civil partner any such Post-Scheme Shares, provided that such Post-Scheme Shares shall then be immediately transferred from that spouse or civil partner to Essa (or as Essa may direct) pursuant to this Article as if the spouse or civil partner were a New Member. Where a transfer of Post-Scheme Shares to a New Member’s spouse or civil partner takes place in accordance with this Article, references to “New Member” in this Article shall be taken as referring to the spouse or civil partner of the New Member. If notice has been validly given pursuant to this Article but the New Member does not immediately transfer to their spouse or civil partner the Post-Scheme Shares in respect of which notice was given, such shares shall be transferred directly to Essa (or as Essa may direct) pursuant to this Article.

147.4	On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation) effected after the Effective Date, the amount of Consideration due to a New Member for each Post-Scheme Share pursuant to Article 147.3 above may be adjusted by the board of the Company and the directors of Essa in such manner as the auditors of the Company may determine to be appropriate to reflect such reorganisation or alteration. References in this Article to ordinary shares shall, following such adjustment, be construed accordingly.

147.5	To give effect to any transfer of Post-Scheme Shares, the Company may appoint any person as attorney and agent for the New Member (the “agent”) to transfer the Post-Scheme Shares to Essa (or as Essa may direct) and do all such other things and execute and deliver all such documents as may in the opinion of the agent be necessary or desirable to vest the Post-Scheme Shares in Essa (or another person as directed by Essa), and pending such vesting to exercise all such rights attaching to the Post-Scheme Shares as Essa may direct. If an agent is so appointed, the New Member shall not thereafter (except to the extent that the agent fails to act in accordance with the directions of Essa) be entitled to exercise any rights attaching to the Post-Scheme Shares unless so agreed by Essa. The agent shall be empowered to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer on behalf of the New Member (or any subsequent holder) in favour of Essa and/or another person as directed by Essa and the Company may give a good receipt for the Consideration for the Post-Scheme Shares and may register Essa and/or another person as directed by Essa as holder thereof and issue to it certificates for the same. The Company shall not be obliged to issue a certificate to the New Member for the Post- Scheme Shares. Essa shall, subject to Article 147.3 above, settle the Consideration due to the New Member within 5 Business Days of the issue of the Post-Scheme Shares to the New Member.

147.6	Notwithstanding any other provision of these Articles, neither the Company nor the Directors shall register the transfer of any Realm Scheme Shares effected between the Scheme Record Time and the Effective Date.

147.7	If the Scheme shall not have become Effective by the date referred to in Clause 6(b) of the Scheme, this Article 147 shall be of no effect.”

(c)	Subject to and conditional on the Scheme becoming Effective, pursuant to the provisions of section 97 of the Companies Act 2006, the Company be re-registered as a private company under the name “Realm Therapeutics Limited” with effect from the date approved by the Registrar of Companies.

Registered Office: Cannon Place 78 Cannon Street London EC4N 6AF	By order of the Board Marella Thorell Company Secretary Dated 29 May 2019

Notes

The following notes explain your general rights as a shareholder and your rights to attend and vote at the General Meeting or to appoint someone else to vote on your behalf.

1.	Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only persons on the register of members as at 6.30 p.m. on 20 June 2019 (or, if the meeting is adjourned, at 6.30 p.m. on the date which is not later than 48 hours (excluding any part of a day that is not a working day) prior to the date set for the adjourned meeting) shall be entitled to attend the General Meeting either in person or by proxy and the number of shares then registered in their respective names shall determine the number of votes such persons are entitled to cast on a poll at the meeting. Changes to entries on the register after that time shall be disregarded in determining the rights of any person to attend or vote at the General Meeting.

2.	A shareholder is entitled to appoint a proxy to exercise all or any of his rights to attend and to speak and vote instead of him at the General Meeting. A yellow Form of Proxy is enclosed with this notice for use in relation to the General Meeting. A shareholder may appoint more than one proxy in relation to the General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. A proxy need not be a shareholder of the Company. If you do not have a proxy form and believe that you should have one, or if you require additional forms, please contact the Company’s registrar, Equiniti. Instructions for use are shown on the yellow Form of Proxy. Completion and return of a yellow Form of Proxy, an electronic proxy, or any CREST Proxy Instruction (as described in note 8 below) will not preclude a shareholder from attending the meeting and voting there in person.

3.	The special resolution to be put to the General Meeting will be voted on by way of a poll.

4.	If you have been nominated to receive general shareholder communications directly from the Company, it is important to remember that your main contact in terms of your investment remains the broker, bank or other nominee who administers the investment on your behalf. Therefore, any changes or queries relating to your personal details and holding (including any administration) must continue to be directed to your existing contact at your investment manager or custodian. Realm Shareholders who hold their Realm Shares (as defined in the Scheme) in the name of a broker, bank or other nominee should follow the voting instructions provided by such nominee to ensure that their Realm Shares are represented at the General Meeting. The Company cannot guarantee dealing with matters that are directed to them in error. The only exception to this is where the Company, in exercising one of its powers under the Companies Act 2006, writes to you directly for a response.

5.	To be valid, the Form of Proxy must be executed by or on behalf of the shareholder or, if the shareholder is a corporation, under its common seal or be signed on its behalf by an attorney or officer duly authorised, stating their capacity (e.g. director or secretary).

6.	If two or more valid, but differing, appointments of proxy are delivered or received in respect of the same share, the one which is last validly delivered or received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which instrument was last validly delivered or received, none of them shall be treated as valid in respect of that share.

7.	The Form of Proxy and power of attorney or other authority, if any, under which it is signed or a notarially certified or copy of such power or authority must be received by the Company’s registrar, Equiniti, at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, not later than 10.40 a.m. British Summer Time (BST) on 20 June 2019, or if the General Meeting is adjourned, 48 hours (excluding any part of a day that is not a working day) prior to the adjourned meeting. Shareholders may also lodge their proxy vote online at www.shareview.co.uk. In order for an online proxy vote to be valid it must be received by Equiniti not later than 10.40 a.m. BST on 20 June 2019 or, if the General Meeting is adjourned, 48 hours (excluding any part of a day that is not a working day) prior to the adjourned meeting. Any communication found to contain a computer virus will not be accepted. In order to access the voting system, shareholders will need their shareholder reference number which can be found on their proxy card. Return of the Form of Proxy, submitting an online proxy vote or any CREST Proxy Instruction (as described in note 8 below) will not prevent you from attending and voting at the meeting instead of the proxy, if you wish. If you do this and there is a poll vote, your proxy votes will be ignored.

8.	CREST members who wish to appoint a proxy or proxies by utilising the CREST Electronic Proxy Appointment Service may do so for the meeting and any adjournment(s) thereof by utilising the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by Equiniti (under CREST participant ID RA19) not later than 10.40 a.m. BST on 20 June 2019 or, if the General Meeting is adjourned, 48 hours (excluding any part of a day that is not a working day) prior to the adjourned meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Equiniti is able to retrieve the message by enquiry to CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

9.	Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder, provided that they do not do so in relation to the same shares.

10.	Shareholders attending the meeting have the right to ask questions. The Company has an obligation to answer such questions relating to the business being dealt with at the meeting, but no such answer need be given if: (i) it is undesirable in the interest of the Company or the good order of the meeting; (ii) to do so would unduly interfere with the preparation for the meeting or involve the disclosure of confidential information; or (iii) the answer has already been given on a website in the form of an answer to a question.

11.	To abstain from voting on the resolution, a Shareholder should select the relevant "Vote withheld" box. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution

12.	In the case of joint holders, the vote of the Shareholder whose name is first listed in the register of members of the Company in respect of the joint holding will be accepted to the exclusion of the votes of the other joint holders.

13.	As at 24 May 2019 (being the last practicable date prior to the publication of this notice), the Company’s issued share capital consisted of 116,561,917 Realm Shares, carrying one vote each. As at 24 May 2019 (being the last practicable date prior to the publication of this notice), the Company held no shares in treasury. Therefore, the total voting rights in the Company as at 24 May 2019 was 116,561,917. On a vote by poll, every shareholder who is present in person or by proxy has one vote for every Realm Share held.

14.	A copy of this notice can be found at www.realmtx.com.

15.	Copies of the Company’s existing articles of association and the articles of association as proposed to be amended by the special resolution set out in this notice are available for inspection at the offices of the Company’s Solicitors, Cooley (UK) LLP, at Dashwood, 69 Old Broad Street, London EC2M 1QS during normal business hours on any weekday (excluding Saturdays, Sundays and public holidays), until the opening of business on the day on which the meeting is held, and will also be available for inspection at the place of the meeting for at least 15 minutes prior to and during the meeting.

16.	Except as provided above, shareholders who have general queries about the meeting should use the following means of communication (no other methods of communication will be accepted): call our general shareholder helpline on 0371 384 2050 or +44 121 415 0259 (if calling from outside the UK); or write to the Company’s registrar, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom. Shareholders may not use any electronic address provided either in this notice or any related documents (including the Chairman’s letter and yellow Form of Proxy) to communicate with the Company for any purposes other than those expressly stated. Calls from outside the U.K. will be charged at applicable international rates. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. Please note that Equiniti cannot provide advice on the merits of the Acquisition or give any financial, legal or tax advice.